

2012


HERSHA

HERSHA HOSPITALITY TRUST

HERSHA HOSPITALITY TRUST

Hersha Hospitality Trust (HT) is a real estate investment trust (REIT) focused on the acquisition and aggressive asset management of upscale hotels in urban gateway markets. Hersha trades under the symbol HT on the New York Stock Exchange. As of March 31, 2013, the Company owned interests in 63 Upper Upscale, Upscale and Upper Midscale hotels totaling 9,129 rooms, primarily located in major metro and urban centers along the Northeast Corridor of the United States from Boston to New York City to Washington, D.C. as well as Miami and select markets in California. Qualification as a REIT under the Internal Revenue Code enables the Company to distribute income to shareholders without federal income tax liability to the Company.

Hersha Total Returns Since IPO in 1999 (1)



186.9%
HERSHA
145.5%
141.7%
102.4%
98.4%
94.5%
83.9%
70.4%
47.1%
-7.9%
-50.2%
NAREIT Composite Index
Russell 2000
Berkshire Hathaway
Wal-Mart Stores
Dow Jones Industrial Average
SNL US Hotel REIT Index
Walt Disney Co.
S&P 500
General Electric
Ford Motor Company

Hersha Portfolio by Location (2)



New York City 43%
Boston Metro & New England 15%
Philadelphia Metro & Pennsylvania 14%
Washington DC Metro 11%
California & Arizona 7%
New York & New Jersey Metro 6%
Miami 4%

Hersha Portfolio by Market Segment (2)



Upper Midscale 51%
Upscale Transient 29%
Upscale Extended Stay 16%
Upper Upscale 4%

Hersha Portfolio by Hotel Brand (2)



Hilton 29%
Marriott 27%
Intercontinental 23%
Hyatt 9%
Other 12%

Hersha Portfolio by Destination (2)



Major Metro 93%
Destination 5%
Secondary 2%

(1) Total Returns from January 26, 1999 through December 31, 2012. Source: SNL Financial & Bloomberg. Index % weighted by Market Cap. Assumes dividends are reinvested. (2) Reflects continuing operations and pro-rata ownership share of 2012 EBITDA.

2012 Financial Highlights

(In thousands, except per share data)		*Year Ended December 31,*			
Hotel Operating Results [a]	2012	2011	2010	2009	2008
Total Revenues	$ 458,138	432,792	373,356	324,473	378,338
Average Daily Rate	$ 157.58	144.83	136.22	126.33	139.48
Occupancy	73.1%	71.9%	69.9%	66.7%	71.4%
Revenue Per Available Room	$ 115.18	104.12	95.19	84.21	99.64

(a) Pertains to all hotels owned as of year end including the total results of hotels owned in a joint venture structure and assets held for sale.

(In thousands, except per share data)		*Year Ended December 31,*			
Hersha Hospitality Trust	2012	2011	2010	2009	2008
Operating Data: *(Excluding Impairment Charges)* [1]					
Total Revenues (Including Discontinued Operations)	$ 364,690	329,868	283,597	230,930	265,399
Net Income applicable to Common Shareholders	8,376	(5,133)	(18,871)	(17,382)	5,829
Adjusted EBITDA[2]	143,291	132,969	108,329	97,350	120,018
Adjusted Funds from Operations [3]	76,046	68,710	52,067	33,956	61,308
Per Share Data: *(Excluding Impairment Charges)* [1]					
Basic/Diluted Earnings Per Common Share	$ 0.04	(0.03)	(0.14)	(0.35)	0.07
AFFO	0.38	0.38	0.36	0.57	1.15
Distributions to Common Shareholders	0.24	0.23	0.20	0.33	0.72
Balance Sheet Data: *(as of December 31st)*					
Total Assets	$ 1,707,679	1,630,909	1,457,277	1,111,044	1,178,405
Total Debt	792,708	820,132	694,720	745,443	743,781
Noncontrolling Interest in Partnership	30,805	31,819	39,304	41,859	53,520
Total Shareholder's Equity	829,828	730,671	683,434	302,197	349,963

(1) Operating and Per Share Data exclude charges recorded during 2009-2012 relating to impairment losses on development loans, land parcels, investment in unconsolidated joint ventures, several wholly owned hotel properties, and assets held for sale.

(2) Adjusted Earnings Before Interest, Taxes, and Depreciation and Amortization (EBITDA) is a non-GAAP financial measure within the meaning of the Securities and Exchange Commission rules. Our Adjusted EBITDA computation may not be comparable to EBITDA or Adjusted EBITDA reported by other companies that interpret the definition of EBITDA differently than we do. Management believes Adjusted EBITDA to be a meaningful measure of a REIT's performance because it is widely followed by industry analysts, lenders and investors and that it should be considered along with, but not as an alternative to, net income, cash flow, FFO and AFFO as a measure of the company's operating performance.

(3) Funds from Operations (FFO) as defined by NAREIT represents net income (loss) (computed in accordance with generally accepted accounting principles), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated assets, plus certain non-cash items, such as loss from impairment of assets and depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We present Adjusted Funds From Operations (AFFO), which reflects FFO in accordance with the NAREIT definition plus the following additional adjustments: adding back write-offs of deferred financing costs on debt extinguishment, both for consolidated and unconsolidated properties, adding back amortization of deferred financing costs, adding back non-cash stock expense, adding back acquisition and terminated transaction expenses, adding back FFO attributed to our partners in consolidated joint ventures, and making adjustments to ground lease payments, which are required by GAAP to be amortized on a straight-line basis over the term of the lease, to reflect the actual lease payment.



Annual Report 2012

HERSHA HOSPITALITY TRUST


Hampton Inn









Fellow Shareholders,

Under the weight of macroeconomic factors and leadership uncertainty in Washington, the economy in 2012 drew to a rather inelegant close. The resilient private sector however, leveraging our powerful free enterprise system, showed signs of strength. For the first time in this recovery, housing began to show a meaningful improvement, and despite no significant changes in the government's fiscal policy, unemployment dropped below 8% and continues to move in the right direction. The list of bright spots culminated with the Dow ending the year up 7.3% and the S&P up 13%. Wages remained steady and inflation is talked about only hypothetically. Energy prices declined, and for the first time the prospect of energy independence in the United States is a real possibility. Additionally, American consumers reduced their debt burdens so that today US household debt is at its lowest levels in almost 30 years, creating the possibility of renewed flexibility in spending patterns for a majority of consumers in the years ahead.

Last year, we chose to look through the pessimism in the headlines and focus instead on the evidence of the building momentum in the marketplace. Understanding that the developments in the year were setting the table for a strong 2013 and 2014, we took advantage of the continued dislocation in the pricing of hotel assets and built on our success making accretive acquisitions at very attractive prices. In 2012 we purchased four hotels in our core urban gateway markets and further expanded our reach in the Miami and New York markets by commencing work on new development projects that are slated to begin delivering returns in 2013. We also used the time early in the year to reinvest in our properties so that as demand for hotel room nights was building, we had freshly renovated hotels that are positioned to outperform by way of rate and occupancy.

The underlying strength that was exhibited in 2012 bodes well for the hotel industry recovery. Last year the hotel sector showed continued progress posting 6% to 7% revenue growth and forecasts suggest that US RevPAR will nominally exceed the peak of the last cycle in 2013 with an expectation that we are firmly in the middle of this industry cycle. Considering that our portfolio of hotels is already operating above the prior peak occupancy levels and that our growth going forward will be derived almost entirely from pricing power, our prospects for outsized earnings growth are strong. Our revenue flow-through potential combined with our strategic acquisitions of hotels in high demand urban markets positions us well to deliver strong returns in 2013.

Clarity of Purpose

Since the trough of the recession, we have purchased over a billion dollars of hotel real estate in our strategic core markets and simultaneously sold 22 non-core hotels that were forecasted to achieve growth rates below our portfolio average. We reinvested the proceeds from the sales into younger hotels with a higher return profile and at the same time reduced the Company's debt load, further deleveraging our balance sheet, creating a more secure capital position and a flexible posture for growth.

Our strategy execution has established Hersha as the leading owner of premier urban transient hotels in the high barrier to entry gateway cities of the United States. We have assembled a pure play portfolio of hotels in some of the highest demand and fastest growing gateway markets in the U.S. Our six core markets, New York, Boston, Philadelphia, Washington, DC, Miami and Los Angeles, generate $3.5 trillion of GDP – close to 25% of the total GDP of the United States. These cities have historically outperformed the rest of the country and the current bifurcation in economic trends continues to heavily favor the cities where we do business. Today, over 90% of our earnings are generated from our six core urban markets.

Our strategy is focused on both high demand markets and owning hotels that rely primarily on transient guests, that is guests travelling individually on business and leisure, versus the groups, which are guests that are travelling as a part of conferences or other group meetings. This defining distinction in our strategy has served us well as the transient segment is recovering at a brisk pace, while the group segment of the business continues to lag often trading pricing power for occupancy. Our urban transient strategy has enabled us to drive operational excellence by remaining responsive to changes in demand dynamics in our markets on a real time basis. Our revenue management practices across

HT

Annual Report 2012

HERSHA HOSPITALITY TRUST


HYATT UNION SQUARE








COURTYARD

HT

Annual Report 2012

HERSHA HOSPITALITY TRUST


CAPITOL HILL SUITES


Sheraton


Holiday Inn

the portfolio have kept us agile and even in the midst of natural disasters like Hurricane Sandy, enabled our portfolio to capture disproportionate market share.

We have a strong long-term conviction in our six gateway markets and we will continue to build on our successes there. Last year, our two newest markets, Miami and Los Angeles, delivered very strong growth and those two markets remain an important focus in the Company's growth plans. With beachheads in both the Miami and Los Angeles markets now, the ability to "bolt on" acquisitions is an attractive proposition. Adding hotels to our portfolios in existing markets is a lower risk approach to increase exposure to successful markets and allows us to broaden the scope of our proven managers with little or no additional overhead. We are also looking forward to the delivery of the brand new addition of a 93 room tower of premium hotel rooms to our very successful Cadillac Hotel, a Marriott Courtyard property, on Miami Beach. The new rooms tower is expected to open later in 2013 in time to capture much of the busy season there.

Boston and Philadelphia are expected to perform very well in 2013 and we will continue to look for opportunities to expand our presence in those two attractive markets as well. New York maintains its position as one of the world's most successful hotel markets, and both the near-term and long-term outlooks inspire confidence. The Company is fully invested in three Manhattan projects that will open in 2013, delivering properties that include the Hyatt Union Square, the Hilton Garden Inn Midtown East and the Hampton Inn Financial District.

Operational Leadership

This lodging cycle disproved the long held view that GDP growth is the most highly correlated and sole indicator of lodging demand. It appears that lodging demand and GDP growth may become decoupled in the short term when certain elements of economic growth are present, even when overall growth appears less than sturdy. What we have found in the current instance is that corporate earnings and profits in most industries, specifically excluding construction and manufacturing, have been quietly growing at an attractive pace resulting in significant cash reserves at many companies. Although the uncertainty in the area of tax policy and health insurance has kept corporations on the sidelines in terms of hiring, they have been continuing to make capital investments that are driving business travel. Secondly, inbound international travel has posted year over year growth of between 4% and 5% and is forecasted to continue to grow at a similar rate for the next several years. Globally more people will emerge into the middle class than at any other time in history ushering in a golden era of inbound visitation, as travel continues to become more democratized.

In 2012, both of these factors combined to lead to the highest hotel room demand ever recorded. Last year more hotel rooms were rented in the United States than ever before in history. Our strategy was developed and executed to capture just these trends. A healthy corporate sector and increased international travel will benefit the six Hersha gateway markets disproportionately over the coming years as our markets are the leading centers of commerce and travel in the United States.

Proving this point, last year our hotels performed at the forefront of the industry. Since our portfolio was at peak occupancy levels, we were able to maximize rate while controlling costs, maximizing each asset's margin potential. As a result, in 2012 our portfolio delivered best-in-class year over year results. Portfolio-wide RevPAR for the Company's consolidated hotels increased by 8.1% to $123.22 in 2012. This was driven by improvement in both ADR and occupancy of 5.5% and 182 basis points, respectively. Total Hotel revenues increased $73.3 million to $355.8 in 2012 compared to 2011. Our ability to convert revenue increases into cash flow growth is unmatched in the public lodging sector. Our Hotel EBITDA increased by $27.2 million to $136.4 million despite undertaking more capital investments than at any time in our history. We already generate industry-leading absolute EBITDA margins that will continue to rise in the coming years as our growth for the remainder of the cycle will be primarily ADR driven and as we realize the benefit of stabilization at our newly developed and renovated hotels.

Additionally, constrained supply growth has remained an attractive feature in this recovery. The slow pace of the economic recovery and strict financial restraints from the banking sector has served to limit construction financing in our markets, which are already capital intensive and very challenging for new development. Supply growth in the lodging sector is forecasted to remain below the long-term average growth rate for 2013 and into 2014.

HT

Annual Report 2012

HERSHA HOSPITALITY TRUST




Marriott




COURTYARD






HT

Annual Report 2012

HERSHA HOSPITALITY TRUST






THE RITTENHOUSE






85
nu hotel

Meeting the Future

Our high quality balance sheet and our demonstrated access to the capital markets provides us with an already strong financial foundation while we continue to lower our cost of capital. During 2012 we took steps to simplify our balance sheet by purchasing or selling the majority of our joint venture assets and continuing our efforts to reduce the Company's exposure to development loans. Additionally, we completed a new fully unsecured $550 million credit facility at an attractive interest rate and recently retired and replaced a tranche of our existing preferred equity at a coupon more than 100 basis points below the original coupon. Our balance sheet is as defensible and flexible as ever and positions us to move forward with a confident and opportunistic outlook.

As we consider what the future holds, with the team and Company that we have built, there is good reason to be optimistic about what lies ahead. We are at a pivotal point in terms of the opportunity embedded within our portfolio. Our thoughtful and well-timed investment activity of the last several years will yield strong results in the coming year and we stand ready to reap the returns.

In 2013, we look forward to continuing our work of leading a company that has delivered thirteen years of total shareholder return ahead of almost every economic benchmark. We believe our strategic focus on high demand gateway markets combined with our owner operator model is well-suited to the economic conditions in which we find ourselves today, and we will leverage the future patterns of globalization and travel that trends today are predicting. We will continue to use our expertise and leading know-how to create unique, original and value enhancing opportunities tailored to keep us at the leading edge of the industry and deliver strong shareholder value.

We appreciate having you as fellow shareholders and value the confidence that you have placed in us. We look forward to keeping you up to date on our progress throughout the year.

Jay H. Shah
Chief Executive Officer

Neil H. Shah
President and
Chief Operating Officer


EarthView
Sustainable Hospitality



Annual Report 2012
HERSHA HOSPITALITY TRUST







Hersha continued to advance its commitment to sustainability through EarthView, its triple bottom line program that aims to enhance the company's environmental, social and economic impact. In its first year of Phase I, EarthView produced $750 thousand in savings for its same store portfolio while also reducing its carbon footprint by 10%, water footprint by 7% and waste output by 40%.

For this work, Hersha received NAREIT's 2012 Lodging & Resorts Leader in the Light award — the highest achievement in the lodging sector for 2012. This national award recognized Hersha and its EarthView program for superior and sustained portfolio-wide energy use practices and sustainability initiatives.

Sustainability successes such as these led Cornell University's world-renowned School of Hotel Administration and The Statler Hotel at Cornell University to partner with EarthView. The Statler Hotel is implementing EarthView's maintenance and operational initiatives, and adopting the program's approach to calculating and measuring the impact of triple bottom line initiatives.

In the coming year, EarthView and the Hersha team will begin a phased rollout of guest room energy management systems to reduce energy waste in un-occupied rooms. Our pilot tests indicate HVAC savings equating to greater than $850 thousand in just the first year of implementation for approximately 30 properties in the portfolio.

As a triple bottom line program, EarthView also focuses on strengthening Hersha's commitment to social growth and development by engaging in the communities our properties operate in and fostering business practices that promote the public good. Through our partnership with Clean the World, our properties have cumulatively donated over 310,000 bars of soap to international communities suffering from high incidences of hygiene related deaths which amounts to countless lives saved and also to approximately 11 tons of soap diverted from the waste stream. Locally, associates with our properties and our corporate offices have donated over 2,500 volunteer hours to an array of initiatives from community outreach projects with Ronald McDonald House Charities to mentorship programs with The United Way.

Hersha Hospitality Properties [1]

New York City & Region

Hyatt Union Square, Greenwich Village[2]
Duane Street Hotel, Tribeca
Hotel 373 Fifth Avenue, Midtown
NU Hotel, Brooklyn
Hilton Garden Inn, Tribeca
Hampton Inn, Times Square South
Hampton Inn, Herald Square
Hampton Inn, Chelsea
Hampton Inn, Seaport
Hampton Inn, Downtown
Holiday Inn, Wall Street
Holiday Inn Express, Wall Street
Holiday Inn Express, Times Square
Holiday Inn Express, Madison Square
Candlewood Suites, Times Square
Sheraton Hotel, JFK International Airport
Hilton Garden Inn, JFK International Airport
Hyatt House, White Plains
Hampton Inn Brookhaven, Long Island/Farmingville
Holiday Inn Express, Long Island/Hauppauge
Holiday Inn Express, Chester

Boston & New England

The Bulfinch Hotel, Boston
Courtyard by Marriott, Boston/Brookline
Courtyard by Marriott, South Boston
Holiday Inn Express, Cambridge
Holiday Inn Express, South Boston
Residence Inn by Marriott, Framingham
Residence Inn by Marriott, Norwood
Hawthorn Suites, Franklin

Connecticut & Rhode Island

Marriott Downtown, Hartford
Hilton Hotel, Hartford
Mystic Marriott Hotel and Spa, Groton
Courtyard by Marriott, Norwich
Hampton Inn, West Haven
Hampton Inn, Smithfield, RI

Philadelphia & The Delaware Valley

The Rittenhouse Hotel, Center City Philadelphia
Hampton Inn, Center City Philadelphia
Hyatt Place, King of Prussia/Valley Forge
Holiday Inn Express, King of Prussia/Valley Forge
Courtyard by Marriott, Langhorne/Oxford Valley
Residence Inn by Marriott, Langhorne/Oxford Valley
Holiday Inn Express, Langhorne/Oxford Valley
Courtyard by Marriott, Ewing/Princeton, NJ
Hyatt House, Bridgewater, NJ
Courtyard by Marriott, Wilmington, DE
Inn at Wilmington, Wilmington, DE
Sheraton Wilmington South, Wilmington, DE

Pennsylvania

Hampton Inn & Suites, Hershey
Holiday Inn Express, Hershey
Residence Inn by Marriott, Carlisle
TownePlace Suites by Marriott, Harrisburg
Comfort Inn, Harrisburg

Washington, D.C.

Hampton Inn, Washington, D.C.
Capitol Hill Hotel, Washington, D.C.
Residence Inn by Marriott, Tyson's Corner
Courtyard by Marriott, Alexandria
Residence Inn by Marriott, Greenbelt, MD
Hyatt House, Gaithersburg, MD
Holiday Inn Express, Camp Springs, MD

Miami

Courtyard Miami Beach Oceanfront, Miami Beach

California

Courtyard by Marriott, Los Angeles
Hyatt House, Pleasant Hill/Walnut Creek
Hyatt House, Pleasanton/Dublin
Hyatt House, Scottsdale, AZ

(1) HT properties listing as of March 31st, 2013.
(2) Scheduled to open April, 2013.


HERSHA

HERSHA HOSPITALITY TRUST
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

The Annual Report contains excerpts from our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and substantially conforms with the version filed with the Securities and Exchange Commission ("SEC"). However, the Form 10-K also contains additional information. For a free copy of our Form 10-K, please contact:

Investor Relations
Hersha Hospitality Trust
44 Hersha Drive
Harrisburg, PA 17102

Our Form 10-K and other filings with the SEC are also available on our website, www.hersha.com. The most recent certifications by our chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

PART I

Item 1. Business

OVERVIEW

Hersha Hospitality Trust is a self-advised Maryland real estate investment trust that was organized in 1998 and completed its initial public offering in January of 1999. Our common shares are traded on the New York Stock Exchange under the symbol "HT." We invest primarily in institutional grade hotels in urban and central business districts, primary suburban office markets and stable destination and secondary markets in the Northeastern United States, Florida and select markets on the West Coast. Our primary strategy is to continue to acquire high quality, upscale, mid-scale and extended-stay hotels in metropolitan markets with high barriers to entry in the Northeastern United States, Florida and other markets with similar characteristics. We have operated and intend to continue to operate so as to qualify as a REIT for federal income tax reporting purposes.

In addition to the direct acquisition of hotels, historically we have made investments in hotels through joint ventures with strategic partners or through equity contributions, secured mezzanine loans and land leases. Although we may invest in hotels through joint ventures, secured development loans and land leases, we are not actively pursuing additional joint venture investments and do not expect to originate any new secured mezzanine loans or enter into any new land leases as part of our hotel investment strategy in the near term.

We seek to identify acquisition candidates located in markets with economic, demographic and supply dynamics favorable to hotel owners and operators. Through our due diligence process, we select those acquisition targets where we believe selective capital improvements and intensive management will increase the hotel's ability to attract key demand segments, enhance hotel operations and increase long-term value.

As of December 31, 2012, our portfolio consisted of 57 wholly owned limited and full service properties with a total of 7,616 rooms and interests in seven limited and full service properties owned through joint venture investments with a total of 1,605 rooms. These 64 properties, with a total of 9,221 rooms, are located in Arizona, California, Connecticut, Delaware, District of Columbia, Florida, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia and operate under leading brands, owned by Marriott International, Inc. ("Marriott"), Hilton Worldwide, Inc. ("Hilton"), InterContinental Hotels Group ("IHG"), Hyatt Corporation ("Hyatt"), Starwood Hotels and Resorts Worldwide, Inc. ("Starwood") or Choice Hotels International, Inc. ("Choice"). In addition, some of our hotels operate as independent boutique hotels. As of December 31, 2012, we had an investment of $28.4 million in two loans, one loan which is collateralized by an operating hotel and one of which relates to a hotel development project.

We are structured as an umbrella partnership REIT, or UPREIT, and we own our hotels and our investments in joint ventures through our operating partnership, Hersha Hospitality Limited Partnership, for which we serve as general partner. As of December 31, 2012, we owned an approximate 96.5% partnership interest in our operating partnership.

Our wholly-owned hotels are managed by Hersha Hospitality Management, L.P. ("HHMLP"), a privately held, qualified management company owned by certain of our trustees and executive officers and other unaffiliated third party investors. Third party qualified management companies manage the hotels that we own through joint venture interests. We lease our wholly-owned hotels to 44 New England Management Company ("44 New England"), our wholly-owned taxable REIT subsidiary ("TRS"). Each of the hotels that we own through a joint venture investment is leased to another TRS that is owned by the respective joint venture or an entity owned in part by 44 New England.

Our principal executive office is located at 44 Hersha Drive, Harrisburg, Pennsylvania 17102. Our telephone number is (717) 236-4400. Our website address is www.hersha.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this report.

AVAILABLE INFORMATION

We make available free of charge through our website (www.hersha.com) our code of ethics, corporate governance guidelines and the charters of the committees of our Board of Trustees (Acquisition Committee, Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Sub-Committee of the Audit Committee). We also make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. The information available on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the SEC.

INVESTMENT IN HOTEL PROPERTIES

Our operating strategy focuses on increasing hotel performance for our portfolio. The key elements of this strategy are:

- working together with our hotel management companies to increase occupancy levels and revenue per available room, or "RevPAR", through active property-level management, including intensive marketing efforts to tour groups, corporate and government extended stay customers and other wholesale customers and expanded yield management programs, which are calculated to better match room rates to room demand; and
- maximizing our earnings by managing costs and positioning our hotels to capitalize on increased demand in the high quality, upper-upscale, upscale, mid-scale and extended-stay lodging segment, which we believe can be expected to follow from improving economic conditions.

ACQUISITIONS

We selectively acquire high quality branded upper-upscale, upscale, mid-scale and extended-stay hotels in metropolitan markets with high barriers-to-entry and independent boutique hotels in similar markets. Through our due diligence process, we select those acquisition targets where we believe selective capital improvements and intensive management will increase the hotel's ability to attract key demand segments, enhance hotel operations and increase long-term value. We believe that current market conditions are creating opportunities to acquire hotels at attractive prices. In executing our disciplined acquisition program, we will consider acquiring hotels that meet the following additional criteria:

- nationally-franchised hotels operating under popular brands, such as Marriott Hotels & Resorts, Hilton Hotels, Courtyard by Marriott, Residence Inn by Marriott, Hilton Garden Inn, Hampton Inn, Sheraton Hotels & Resorts, DoubleTree, Embassy Suites, Hyatt House, Hyatt Place, TownePlace Suites and Holiday Inn Express;
- hotels in locations with significant barriers-to-entry, such as high development costs, limited availability of land and lengthy entitlement processes;
- hotels in our target markets where we can realize operating efficiencies and economies of scale; and
- independent boutique hotels in similar markets

Since our initial public offering in January 1999 and through December 31, 2012, we have acquired, wholly or through joint ventures, a total of 99 hotels, including 28 hotels acquired from entities controlled by certain of our trustees and executive officers. Of the 28 acquisitions from entities controlled by certain of our trustees and executive officers, 25 were newly constructed or substantially renovated by these entities prior to our acquisition. We take advantage of our relationships with entities that are developing or substantially renovating hotels, including entities controlled by certain of our trustees and executive officers, to identify future hotel acquisitions that we believe may be attractive to us. We intend to continue to acquire hotels from entities controlled by certain of our trustees and executive officers if approved by a majority of our independent trustees in accordance with our related party transaction policy.

DISPOSITIONS

We evaluate our hotels on a periodic basis to determine if these hotels continue to satisfy our investment criteria. We may sell hotels opportunistically based upon management's forecast and review of the cash flow potential for the hotel and re-deploy the proceeds into debt reduction or acquisitions of hotels. We utilize several criteria to determine the long-term potential of our hotels. Hotels are identified for sale based upon management's forecast of the strength of the hotel's cash flows and its ability to remain accretive to our portfolio. Our decision to sell an asset is often predicated upon the size of the hotel, strength of the franchise, property condition and related costs to renovate the property, strength of market demand generators, projected supply of hotel rooms in the market, probability of increased valuation and geographic profile of the hotel. All asset sales are comprehensively reviewed by the Acquisition Committee of our Board of Trustees, consisting solely of independent trustees. During the time since our initial public offering in 1999 through December 31, 2012, we have sold a total of 42 hotels.

FINANCING

We intend to finance our long-term growth with common and preferred equity issuances and debt financing having staggered maturities. Our debt includes unsecured debt provided primarily under our $400 million unsecured credit facility which provides for a $150 million unsecured term loan and a $250 million unsecured revolving credit facility and secured mortgage debt in our hotel properties. We anticipate using the undrawn portion of our $400 million senior unsecured credit facility to pay down mortgage debt and fund future acquisitions, as well as for capital improvements and working capital requirements. Subject to market conditions, we intend to repay amounts outstanding under the revolving line of credit portion of our credit facility from time to time with proceeds from periodic common and preferred equity issuances, long-term debt financings and cash flows from operations. When purchasing hotel properties, we may issue common and preferred limited partnership interests in our operating partnership as full or partial consideration to sellers.

FRANCHISE AGREEMENTS

We believe that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems. Most of our hotels operate under franchise licenses from national hotel franchisors, including:

Franchisor	Franchises
Marriott International	**Marriott, Residence Inn, Courtyard by Marriott, TownePlace Suites**
Hilton Hotels Corporation	Hilton, Hilton Garden Inn, Hampton Inn
IHG	**Holiday Inn, Holiday Inn Express, Holiday Inn Express & Suites, Candlewood Suites**
Hyatt Hotels Corporation	Hyatt House, Hyatt Place
Starwood Hotels	**Sheraton Hotels**
Choice Hotels	Comfort Inn

We anticipate that most of the hotels in which we invest will be operated pursuant to franchise licenses.

The franchise licenses generally specify certain management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. The franchise licenses obligate our lessees to comply with the franchisors' standards and requirements with respect to training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by our lessees, display of signage, and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas. In general, the franchise licenses require us to pay the franchisor a fee typically ranging between 6.0% and 9.3% of our hotel revenues.

PROPERTY MANAGEMENT

We work closely with our hotel management companies to operate our hotels and increase same hotel performance for our portfolio. Through our TRS and our investment in joint ventures, we have retained the following management companies to operate our hotels, as of December 31, 2012:

	Wholly Owned		Joint Ventures		Total	
Manager	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
HHMLP	**57**	**7,616**	**-**	**-**	**57**	**7,616**
Waterford Hotel Group	-	-	5	1,323	5	1,323
Jiten Management	**-**	**-**	**2**	**282**	**2**	**282**
Total	57	7,616	7	1,605	64	9,221

Each management agreement provides for a set term and is subject to early termination upon the occurrence of defaults and certain other events described therein. As required under the REIT qualification rules, all managers, including HHMLP, must qualify as an "eligible independent contractor" during the term of the management agreements.

Under the management agreements, the manager generally pays the operating expenses of our hotels. All operating expenses or other expenses incurred by the manager in performing its authorized duties are reimbursed or borne by our applicable TRS to the extent the operating expenses or other expenses are incurred within the limits of the applicable approved hotel operating budget. Our managers are not obligated to advance any of their own funds for operating expenses of a hotel or to incur any liability in connection with operating a hotel.

For their services, the managers receive a base management fee, and if a hotel meets and exceeds certain thresholds, an additional incentive management fee. For the year ended December 31, 2012 these thresholds were not met and incentive management fees were not earned. The base management fee for a hotel is due monthly and is generally equal to 3% of the gross revenues associated with that hotel for the related month.

EMPLOYEES

As of December 31, 2012, we had 46 employees who were principally engaged in managing the affairs of the Company unrelated to property operations. Our relations with our employees are satisfactory.

TAX STATUS

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1999. As long as we qualify for taxation as a REIT, we generally will not be subject to federal income tax on the portion of our income that is currently distributed to our shareholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we will be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

We own interests in several TRSs. We may own up to 100% of the stock of a TRS. A TRS is a taxable corporation that may lease hotels under certain circumstances. Overall, no more than 25% of the value of our assets may consist of securities of one or more TRSs. In addition, no more than 25% of our gross income for any year may consist of dividends from one or more TRSs and income from certain non-real estate related sources.

A TRS is permitted to lease hotels from us as long as the hotels are operated on behalf of the TRS by a third party manager that qualifies as an "eligible independent contractor." To qualify for that treatment, the manager must satisfy the following requirements:

1. such manager is, or is related to a person who is, actively engaged in the trade or business of operating "qualified lodging facilities" for any person unrelated to us and the TRS;
2. such manager does not own, directly or indirectly, more than 35% of our shares;
3. no more than 35% of such manager is owned, directly or indirectly, by one or more persons owning 35% or more of our shares; and
4. we do not directly or indirectly derive any income from such manager.

The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. A 100% excise tax is imposed on transactions between a TRS and us that are not on an arm's-length basis.

FINANCIAL INFORMATION ABOUT SEGMENTS

We are in the business of acquiring equity interests in hotels, and we manage our hotels as individual operating segments that meet the aggregation criteria and are therefore disclosed as one reportable segment. See "Note 1 Organization and Summary of Significant Accounting Policies" in Item 8 of this Annual Report on Form 10-K for segment financial information.

Item 2. Properties

The following table sets forth certain information with respect to the 57 hotels we wholly owned as of December 31, 2012, all of which are consolidated on the Company's financial statements.

Market	Brand	Property Name	Year Opened	Number of Rooms
Boston Urban and Metro	Courtyard	Brookline/Boston, MA*	2003	188
	Hawthorn Suites by Wyndham	Franklin, MA	1999	100
	Holiday Inn Express	Cambridge, MA	1997	112
	Independent	Boston, MA	2004	80
	Residence Inn	Framingham, MA	2000	125
	Residence Inn	Norwood, MA	2006	96
California - Arizona	Courtyard	Los Angeles, CA	2008	260
	Hyatt House	Pleasant Hill, CA	2003	142
	Hyatt House	Pleasanton, CA	1998	128
	Hyatt House	Scottsdale, AZ	1999	164
Central PA	Comfort Inn	Harrisburg, PA	2011	76
	Hampton Inn	Hershey, PA	1999	110
	Holiday Inn Express	Hershey, PA	1997	78
	Residence Inn	Carlisle, PA	2007	78
	TownePlace Suites	Harrisburg, PA	2008	107
Connecticut - Rhode Island	Hampton Inn	Smithfield, RI	2008	101
	Hampton Inn	West Haven, CT	2009	98
DC Metro	Courtyard	Alexandria, VA	2006	203
	Holiday Inn Express	Camp Springs, MD	2008	127
	Residence Inn	Tysons Corner, VA	1984	96
	Residence Inn	Greenbelt, MD	2002	120
	Hyatt House	Gaithersburg, MD	1998	140
	Hampton Inn	Washington, DC	2005	228
	Independent	Washington, DC	2007	152
Miami	Courtyard	Miami, FL	2004	263
NYC Urban	Candlewood Suites	Times Square, NY	2009	188
	Hampton Inn	Chelsea/Manhattan, NY	2003	144
	Hampton Inn	Herald Square, Manhattan, NY	2005	136
	Hampton Inn	Seaport, NY	2006	65
	Hampton Inn	Times Square, NY	2009	184
	Hampton Inn	Pearl Street, Manhattan, NY	2012	81
	Hilton Garden Inn	JFK Airport, NY*	2005	191
	Hilton Garden Inn	TriBeCa, NY	2009	151
	Holiday Inn	Wall Street, NY	2010	113
	Holiday Inn Express	Times Square, NY	2009	210
	Holiday Inn Express	Water Street, Manhattan, NY	2010	112
	Holiday Inn Express	Madison Square Garden, Manhattan, NY	2006	228
	Independent	Fifth Ave, NY	2007	70
	Independent	TriBeCa, NY	2008	45
	Independent	Brooklyn, NY	2008	93
	Sheraton Hotel	JFK Airport, NY*	2008	150
NY-NJ Metro	Hampton Inn	Brookhaven, NY	2002	161
	Holiday Inn Express	Hauppauge, NY	2001	133
	Holiday Inn Express	Chester, NY	2006	80
	Hyatt House	White Plains, NY	2000	159
	Hyatt House	Bridgewater, NJ	1998	128
Philadelphia Metro	Courtyard	Langhorne, PA	2002	118
	Courtyard	Wilmington, DE	1999	78
	Courtyard	Ewing/Princeton, NJ	2004	130
	Holiday Inn Express	Oxford Valley, PA	2004	88
	Holiday Inn Express & Suites	King of Prussia, PA	2004	155
	Hyatt Place	King of Prussia, PA	2010	129
	Independent	Wilmington, DE	1999	71
	Residence Inn	Langhorne, PA	2007	100
	Sheraton Hotel	New Castle, DE	2011	192
Philadelphia Urban	Hampton Inn	Philadelphia, PA	2001	250
	Independent	Philadelphia, PA	2004	111
			TOTAL ROOMS	7,616

* Our interests in these hotels are subject to ground leases which, in most cases, require monthly rental payment as determined by the applicable ground lease agreement. These ground lease agreements typically have terms of between 75 and 99 years.

The following table sets forth certain information with respect to the seven hotels we owned through unconsolidated joint ventures with third parties as of December 31, 2012.

Market	Brand	Location	Year Opened	Number of Rooms	HHLP Ownership in Asset	HHLP Preferred Return	Consolidated/ Unconsolidated
Boston Urban and Metro	**Courtyard**	**South Boston, MA****	**2005**	**164**	**50.0%**	**N/A**	**Unconsolidated**
	Holiday Inn Express	South Boston, MA**	1998	118	50.0%	N/A	Unconsolidated
Connecticut - Rhode Island	**Courtyard**	**Norwich, CT**	**1997**	**144**	**66.7%**	**8.5%**	**Unconsolidated**
	Courtyard	Warwick, RI***	2003	92	66.7%	8.5%	Unconsolidated
	Hilton	**Hartford, CT**	**2005**	**393**	**8.8%**	**8.5%**	**Unconsolidated**
	Marriott	Mystic, CT	2001	285	66.7%	8.5%	Unconsolidated
	Marriott	**Hartford, CT**	**2005**	**409**	**15.0%**	**8.5%**	**Unconsolidated**
		TOTAL ROOMS		**1,605**			

** The joint ventures interests in these hotels are subject to ground leases which, in most cases, require monthly rental payment as determined by the applicable ground lease agreements. These ground lease agreements typically have terms of between 75 and 99 years.

*** This property was sold on February 1, 2013.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET INFORMATION

Our common shares trade on the New York Stock Exchange under the symbol "HT." As of February 20, 2013, the last reported closing price per common share on the New York Stock Exchange was $5.26. The following table sets forth the high and low sales price per common share reported on the New York Stock Exchange as traded and the dividends paid on the common shares for each of the quarters indicated.

Year Ended December 31, 2012	High	Low	Dividend Per Common Share
Fourth Quarter	**$ 5.11**	**$ 4.19**	**$ 0.06**
Third Quarter	$ 5.71	$ 4.66	$ 0.06
Second Quarter	**$ 5.91**	**$ 4.74**	**$ 0.06**
First Quarter	$ 5.64	$ 4.76	$ 0.06

Year Ended December 31, 2011	High	Low	Dividend Per Common Share
Fourth Quarter	**$ 4.95**	**$ 3.14**	**$ 0.06**
Third Quarter	$ 5.88	$ 3.20	$ 0.06
Second Quarter	**$ 6.20**	**$ 5.10**	**$ 0.06**
First Quarter	$ 6.94	$ 5.78	$ 0.05

SHAREHOLDER INFORMATION

At December 31, 2012 we had approximately 118 shareholders of record of our common shares. Common Units (which are redeemable by holders for cash or, at our option, for common shares on a one for one basis, subject to certain limitations) were held by approximately 40 entities and persons, including our company.

SHARE PERFORMANCE GRAPH

The following graph compares the yearly change in our cumulative total shareholder return on our common shares for the period beginning December 31, 2007 and ending December 31, 2012, with the yearly changes in the Standard & Poor's 500 Stock Index (the S&P 500 Index), the Russell 2000 Index, and the SNL Hotel REIT Index ("Hotel REIT Index") for the same period, assuming a base share price of $100.00 for our common shares, the S&P 500 Index, the Russell 2000 Index and the Hotel REIT Index for comparative purposes. The Hotel REIT Index is comprised of publicly traded REITs which focus on investments in hotel properties. Total shareholder return equals appreciation in stock price plus dividends paid and assumes that all dividends are reinvested. The performance graph is not indicative of future investment performance. We do not make or endorse any predictions as to future share price performance.

	2007	2008	2009	2010	2011	2012
Hersha Hospitality Trust	**$ 100.00**	**$ 36.50**	**$ 44.03**	**$ 96.08**	**$ 74.60**	**$ 80.06**
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
Hotel REITs Index	**100.00**	**40.00**	**66.25**	**93.17**	**81.05**	**91.43**
S&P 500	100.00	63.00	79.67	91.67	93.61	108.59


Total Return Performance
Index Value
100
75
50
25
0
12/31/2007
12/30/2008
12/30/2009
12/31/2010
12/31/2011
12/31/2012
Hersha
Russell 2000
SNL US REIT Hotel
S&P 500

Item 6. Selected Financial Data

The following sets forth selected financial and operating data on a historical consolidated basis. The following data should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K. Where applicable, the operating results of certain real estate assets which have been sold or otherwise qualify as held for disposition are included in discontinued operations for all periods presented.

HERSHA HOSPITALITY TRUST
SELECTED FINANCIAL DATA
(In thousands, except per share data)

	2012	2011	2010	2009	2008
Revenue:					
Hotel Operating Revenues	$ 356,005	$ 282,534	$ 236,191	$ 176,299	$ 195,342
Interest Income From Development Loans	1,998	3,427	4,686	7,411	7,890
Other Revenues	212	333	325	700	1,054
Total Revenue	358,215	286,294	241,202	184,410	204,286
Operating Expenses:					
Hotel Operating Expenses	196,119	153,227	129,978	100,434	107,500
Hotel Ground Rent	835	877	941	733	607
Real Estate and Personal Property Taxes and Property Insurance	22,527	19,062	16,924	12,088	10,617
General and Administrative (including Share Based Payments of $9,678, $7,590, $6,649, $2,143, $1,501)	23,427	18,532	16,862	7,496	8,655
Acquisition and Terminated Transaction Costs	1,187	2,742	4,802	352	380
Loss from Impairment of Assets	-	-	-	21,407	21,004
Depreciation and Amortization	57,364	50,780	43,946	35,727	31,622
Total Operating Expenses	301,459	245,220	213,453	178,237	180,385
Operating Income	56,756	41,074	27,749	6,173	23,901
Interest Income	1,311	456	168	207	302
Interest Expense	43,967	40,478	39,622	39,186	36,851
Other Expense	788	970	463	164	128
Loss on Debt Extinguishment	3,324	123	878	-	1,539
Income (Loss) before (Loss) Income from Unconsolidated Joint Venture Investments and Discontinued Operations	9,988	(41)	(13,046)	(32,970)	(14,315)
(Loss) Income from Unconsolidated Joint Ventures	(232)	210	(1,751)	(2,649)	1,373
Impairment of Investment in Unconsolidated Joint Venture	-	(1,677)	-	(4,541)	(1,890)
(Loss) Gain from Remeasurement of Investment in Unconsolidated Joint Ventures	(1,892)	2,757	4,008	1,868	-
Net Income (Loss) from Unconsolidated Joint Venture Investments	(2,124)	1,290	2,257	(5,322)	(517)
Income (Loss) Before Income Taxes	7,864	1,249	(10,789)	(38,292)	(14,832)
Income Tax Benefit	3,355	-	-	-	-
Income (Loss) from Continuing Operations	11,219	1,249	(10,789)	(38,292)	(14,832)
Discontinued Operations:					
Gain on Disposition of Hotel Properties	11,231	991	347	-	2,888
Impairment of Assets Held for Sale	-	(30,248)	(2,433)	(17,703)	-
(Loss) Income from Discontinued Operations	(232)	1,040	(4,327)	(2,462)	1,515
Income (Loss) from Discontinued Operations	10,999	(28,217)	(6,413)	(20,165)	4,403
Net Income (Loss)	22,218	(26,968)	(17,202)	(58,457)	(10,429)
Loss Allocated to Noncontrolling Interests	158	1,734	845	8,596	1,621
Preferred Distributions	(14,000)	(10,499)	(4,800)	(4,800)	(4,800)
Net Income (Loss) applicable to Common Shareholders	$ 8,376	$ (35,733)	$ (21,157)	$ (54,661)	$ (13,608)
Basic Income (Loss) from Continuing Operations applicable to Common Shareholders	$ (0.01)	$ (0.05)	$ (0.11)	$ (0.99)	$ (0.31)
Diluted Income (Loss) from Continuing Operations applicable to Common Shareholders [1]	(0.01)	$ (0.05)	$ (0.11)	$ (0.99)	$ (0.31)
Dividends declared per Common Share	0.24	$ 0.23	$ 0.20	$ 0.33	$ 0.72

HERSHA HOSPITALITY TRUST
SELECTED FINANCIAL DATA
(In thousands, except per share data)

	2012	2011	2010	2009	2008
Balance Sheet Data					
Net investment in hotel properties	**$ 1,466,713**	**$ 1,341,536**	**$ 1,245,851**	**$ 938,954**	**$ 982,082**
Assets Held for Sale	-	93,829	-	21,073	-
Noncontrolling Interests Common Units	**15,484**	**16,862**	**19,410**	**27,126**	**34,781**
Redeemable Noncontrolling Interest	15,321	14,955	19,894	14,733	18,739
Noncontrolling Interests Consolidated Joint Ventures	**-**	**307**	**474**	**267**	**1,854**
Noncontrolling Interests Consolidated Variable Interest Entity	476	-	-	-	-
Shareholder's equity	**829,828**	**730,673**	**683,434**	**302,197**	**349,963**
Total assets	1,707,679	1,630,909	1,457,277	1,111,044	1,178,405
Total debt	**792,708**	**758,374**	**694,720**	**724,551**	**743,781**
Debt related to Assets Held for Sale	-	61,758	-	20,892	-
Other Data					
Net cash provided by operating activities	**$ 71,756**	**$ 58,668**	**$ 42,486**	**$ 21,532**	**$ 53,894**
Net cash used in investing activities	$ (55,817)	$ (230,758)	$ (310,567)	$ (8,921)	$ (114,870)
Net cash provided by (used in) financing activities	**$ 28,552**	**$ 131,062**	**$ 322,273**	**$ (16,904)**	**$ 64,346**
Weighted average shares outstanding					
Basic	**187,415,270**	**168,753,382**	**134,370,172**	**51,027,742**	**45,184,127**
Diluted [1]	187,415,270	168,753,382	134,370,172	51,027,742	45,184,127

(1) Income allocated to noncontrolling interest in HHLP has been excluded from the numerator and Common Units have been omitted from the denominator for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements appearing in this Item 7 are forward-looking statements within the meaning of the federal securities laws. Our actual results may differ materially. We caution you not to place undue reliance on any such forward-looking statements. See "CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS" for additional information regarding our forward-looking statements.

BACKGROUND

As of December 31, 2012, we owned interests in 64 hotels in major urban gateway markets including New York, Washington, Boston, Philadelphia, Los Angeles and Miami, including 57 wholly-owned hotels and interests in seven hotels owned through unconsolidated joint ventures. We have elected to be taxed as a REIT for federal income tax purposes, beginning with the taxable year ended December 31, 1999. For purposes of the REIT qualification rules, we cannot directly operate any of our hotels. Instead, we must lease our hotels to a third party lessee or to a TRS, provided that the TRS engages an eligible independent contractor to manage the hotels. As of December 31, 2012, we have leased all of our hotels to a wholly-owned TRS, a joint venture owned TRS, or an entity owned by our wholly-owned TRS. Each of these TRS entities will pay qualifying rent, and the TRS entities have entered into management contracts with qualified independent managers, including HHMLP, with respect to our hotels. We intend to lease all newly acquired hotels to a TRS. The TRS structure enables us to participate more directly in the operating performance of our hotels. The TRS directly receives all revenue from, and funds all expenses relating to, hotel operations. The TRS is also subject to income tax on its earnings.

OVERVIEW

In 2012, lodging fundamentals in those markets on which we focus, and for our Company in particular, continued to stabilize following the economic recession that began in 2008 and 2009. Throughout 2009, the decrease in lodging demand accelerated, resulting in one of the largest RevPAR declines ever in the modern lodging industry. Early in 2010, fundamentals in the U.S. lodging industry began showing signs of improvement with demand for rooms increasing in many major markets, as general economic indicators began to experience improvement. As a result, the lodging industry experienced increases in occupancy in the early and middle parts of 2010, and with increasing demand, rates began to rebound in the middle and latter parts of 2010 and in 2011, particularly in major urban markets such as New York, Boston and Washington, D.C. These positive trends continued, strengthened and expanded to other markets during the latter part of the year, resulting in continued growth in ADR and RevPAR during 2012.

During this same period, we took steps to better position our portfolio and our Company to take advantage of the anticipated economic recovery. During 2012, we accessed the equity capital markets, raising approximately $128,558 in net proceeds from the sale of our common shares and also replaced our $250,000 secured credit facility with a new $400,000 unsecured credit facility. We believe these improvements to our overall capitalization improved our financial stability and flexibility coming out of the economic downturn.

We simultaneously repositioned our portfolio to focus more on high barrier to entry and major urban markets. In 2011 and 2012, we acquired nine hotels, including two in New York, one in Boston, one in Los Angeles, one in Miami, one in Philadelphia and one in Washington, D.C., bringing our New York City portfolio to 16 hotels comprising a substantial portion of our overall portfolio performance. In 2012 we closed on the sale of 18 hotels in secondary and tertiary markets that we determined to be non-core. During 2011 and continuing in 2012, we executed on renovations programs at a number of properties, accelerating those projects in our core markets in an effort to take advantage of what we expect to be stronger market conditions and operating fundamentals. These efforts to reposition our portfolio yielded positive results in 2012. As shown on the tables below under "Summary of Operating Results," in 2012, we grew occupancy by 180 basis points, ADR by 5.5% and RevPAR by 8.1% across our consolidated hotels. This 2012 growth follows our 2011 results, a year in which we grew occupancy by 40 basis points, ADR 6.5% and RevPAR by 7.1% across our consolidated hotels. Increases were similar across our joint venture portfolio.

In October of 2012, our hotels across the eastern seaboard experienced the effects of Hurricane Sandy. Most of our hotels in these markets were able to remain open and continued to serve our guests through the duration of the storm. Our Holiday Inn Express on Water Street in lower Manhattan experienced flooding and was forced to close. We anticipate this hotel will remain closed through the first and second quarters of 2013 while restoration is in process. Five of our other lower Manhattan properties lost power during the storm and were forced to operate on limited power from back-up generators while the properties were without power. All five of these hotels have had their power restored and resumed operations within days after the storm. Our hotel redevelopment project at 32 Pearl Street in lower Manhattan experienced some flooding at the job site and experienced some damage to the project. The development of Hyatt Union Square, for which we are under agreement to acquire, was not significantly damaged during the storm. Both projects have experienced delays due to time required to repair damage caused by the storm and the availability of resources in lower Manhattan to continue construction efforts. The continued strength in business transient and leisure transient customer demand in Manhattan has partially offset the losses from the storm. We are continuing to evaluate the financial impact of Hurricane Sandy and our ability to recover, through our Insurance policies, any loss due to interruption of business or damage to property. See Note 2, "Investment in Hotel Properties" of the consolidated financial statements for additional discussion of the impact of Hurricane Sandy on our properties.

As we enter 2013, we believe the improvements in our equity and debt capitalization and repositioning of our portfolio better enables us to capitalize on further stabilization in lodging fundamentals. During 2013, we expect continued improvements in ADR, RevPAR and operating margins, led by hotels in our core urban markets of New York, Boston, Philadelphia, Miami and Los Angeles. We will continue to seek acquisition opportunities in urban centers and central business districts. In addition, we will continue to look, for attractive opportunities to dispose of properties in tertiary markets at favorable prices, potentially redeploying that capital in our focus markets. We do not expect to actively pursue acquisitions made through joint ventures in the near term; however, we may seek to buy out, or sell our joint venture interest to, select existing joint venture partners. We do not expect to actively pursue additional development loans or land leases in the near term. While property joint ventures, development loans and land leases played an important role in our growth in the past, we do not expect them to play the same role in our near-term future.

Although we are planning for continued stabilization and improvement in consumer and commercial spending and lodging demand during 2013, the manner in which the economy will recover, if at all, is not predictable, and certain core economic metrics, including unemployment, are not rebounding as quickly as many had hoped. In addition, the availability for hotel level financing for the acquisition of new hotels is not recovering as quickly as the economy or broader financial markets. As a result, there can be no assurances that we will be able to grow hotel revenues, occupancy, ADR or RevPAR at our properties as we hope. Factors that might contribute to less than anticipated performance include those described under the heading "Item 1A. Risk Factors" and other documents that we may file with the SEC in the future. We will continue to cautiously monitor recovery in lodging demand and rates, our third party hotel managers, our remaining portfolio of hotel development loans and our performance generally.

SUMMARY OF OPERATING RESULTS

The following table outlines operating results for the Company's portfolio of wholly owned hotels and those owned through joint venture interests that are consolidated in our financial statements for the three years ended December 31, 2012, 2011 and 2010.

CONSOLIDATED HOTELS:

	Year Ended 2012	Year Ended 2011	2012 vs. 2011 % Variance	Year Ended 2010	2011 vs. 2010 % Variance
Occupancy	**75.8%**	**73.9%**	**1.8%**	**73.5%**	**0.4%**
Average Daily Rate (ADR)	$ 162.65	$ 154.15	5.5%	$ 144.73	6.5%
Revenue Per Available Room (RevPAR)	**$ 123.22**	**$ 113.96**	**8.1%**	**$ 106.36**	**7.1%**
Room Revenues	**$ 328,305**	**$ 269,825**	**21.7%**	**$ 226,198**	**19.3%**
Hotel Operating Revenues	$ 355,815	$ 282,534	25.9%	$ 236,191	19.6%

RevPAR for the year ended December 31, 2012 increased 8.1% for our consolidated hotels when compared to the same period in 2011. This represents a growth trend in RevPAR which is primarily due to the improving economic conditions in 2012 and the acquisition of hotel properties consummated in 2012 that are accretive to RevPAR.

The following table outlines operating results for the three years ended December 31, 2012, 2011 and 2010 for hotels we own through an unconsolidated joint venture interest (excluding those hotel assets which are currently held for sale). These operating results reflect 100% of the operating results of the property including our interest and the interests of our joint venture partners and other noncontrolling interest holders.

UNCONSOLIDATED JOINT VENTURES:

	Year Ended 2012	Year Ended 2011	2012 vs. 2011 % Variance	Year Ended 2010	2011 vs. 2010 % Variance
Occupancy	57.0%	67.6%	-10.6%	64.4%	3.2%
Average Daily Rate (ADR)	$ 180.82	$ 152.38	18.7%	$ 145.39	4.8%
Revenue Per Available Room (RevPAR)	$ 103.08	$ 103.03	0.0%	$ 93.61	10.1%
Room Revenues	$ 64,044	$ 67,303	-4.8%	$ 59,707	12.7%
Total Revenues	$ 86,571	$ 89,849	-3.6%	$ 80,539	11.6%

For our unconsolidated hotels, RevPAR for the year ended December 31, 2012 was consistent with RevPAR achieved during the year ended December 31, 2011. The relatively stable results in RevPAR during the year of 2012 when compared to the year of 2011 is primarily the result of joint venture assets that have been sold or those that are now consolidated for financial reporting purposes and therefore no longer contribute to the operating results of our portfolio of unconsolidated hotels. Properties such as the Holiday Inn Express 29th Street, New York, NY, which, as of June 18, 2012, is no longer included in our unconsolidated joint ventures, tended to have higher occupancy and ADR than the remaining hotels in our unconsolidated joint venture hotel portfolio, resulting in the lower room revenues and revenues in the above table. When compared to the same period in 2011, the remaining unconsolidated joint venture hotels follow the same growth trend for RevPAR as experienced in our same store consolidated hotels reported below during the year ended December 31, 2012.

On January 1, 2010, we acquired our joint venture partner's membership interest in PRA Glastonbury, LLC, the owner of the Hilton Garden Inn, Glastonbury, CT, and this hotel became one of our wholly-owned hotels. As a result of this transaction, our joint venture partner acquired our membership interest in PRA Suites at Glastonbury, LLC, the owner of the Homewood Suites, Glastonbury, CT. In addition, this table excludes the operations of the Courtyard South Boston, MA for the period between April 13, 2010 and July 1, 2011. On April 13, 2010, this hotel became one of our consolidated joint venture properties due to our acquisition of the mortgage note secured by Courtyard South Boston, MA. The acquisition of this mortgage note caused us to be the primary beneficiary of the joint venture that owns the Courtyard South Boston, MA. On July 1, 2011, Courtyard South Boston, MA transferred back to an unconsolidated joint venture property and is represented for six months worth of activity in the table above.

We define a same store hotel as one that is currently consolidated and that we have owned in whole or part for the entire period being reported and the comparable period in the prior year. Based on this definition, for the years ended December 31, 2012 and 2011, there are 48 same store consolidated hotels and 40 same store consolidated hotels for the years ended December 31, 2011 and 2010. The following table outlines operating results for the years ended December 31, 2012, 2011, and 2010, for our same store consolidated hotels:

SAME STORE CONSOLIDATED HOTELS:

	(includes 48 hotels in both years)			*(includes 40 hotels in both years)*		
	Year Ended 2012	Year Ended 2011	2012 vs. 2011 Variance	Year Ended 2011	Year Ended 2010	2011 vs. 2010 % Variance
Occupancy	**76.3%**	**74.3%**	**2.0%**	**72.6%**	**72.4%**	**0.2%**
Average Daily Rate (ADR)	$ 161.27	$ 155.73	3.6%	$ 144.55	$ 137.95	4.8%
Revenue Per Available Room (RevPAR)	**$ 123.03**	**$ 115.72**	**6.3%**	**$ 104.87**	**$ 99.85**	**5.0%**
Room Revenues	**$ 283,174**	**$ 265,753**	**6.6%**	**$ 186,802**	**$ 177,739**	**5.1%**
Total Revenues	$ 295,487	$ 276,876	6.7%	$ 195,631	$ 186,526	4.9%

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2012 TO DECEMBER 31, 2011
(dollars in thousands, except per share data)

Revenue

Our total revenues for the year ended December 31, 2012 consisted of hotel operating revenues, interest income from our development loan program and other revenue. Hotel operating revenues were approximately 99.4% and 98.7% of total revenues for the years ended December 31, 2012 and 2011, respectively. Hotel operating revenues are recorded for wholly owned hotels that are leased to our wholly owned TRS and hotels owned through joint venture interests that were consolidated in our financial statements during the period. Hotel operating revenues increased $73,471, or 26.0%, from $282,534 for the year ended December 31, 2011 to $356,005 for the same period in 2012. This increase in hotel operating revenues was primarily attributable to the acquisitions consummated in 2012 and 2011 and increases in hotel operating revenues for our 48 same store consolidated hotels. We acquired interests in the following four consolidated hotels that contributed the following operating revenues for the year ended December 31, 2012.

Brand	Location	Acquisition Date	Rooms	2012 Hotel Operating Revenues
The Rittenhouse Hotel	**Philadelphia, PA**	**March 1, 2012**	**111**	**16,809**
Bulfinch Hotel	Boston, MA	May 7, 2012	80	2,791
Holiday Inn Express	**New York, NY**	**June 18, 2012**	**228**	**10,170**
Courtyard by Marriott	Ewing, NJ	August 13, 2012	130	1,620
			549	$ 31,390

Revenues for all hotels were recorded from the date of acquisition as hotel operating revenues. Further, hotel operating revenues for the year ended December 31, 2012 included revenues for a full year related to five hotels that were purchased during the year ended December 31, 2011. Hotels acquired during the year ended December 31, 2011 would have a full year of results included in the year ended December 31, 2012 but not necessarily a full year of results during the same period in 2011. We acquired interests in the following five consolidated hotels during the year ended December 31, 2011:

Brand	Location	Acquisition Date	Rooms	2012 Hotel Operating Revenues	2011 Hotel Operating Revenues
Holiday Inn Express	**Water Street, NY**	**March 25, 2011**	**112**	**5,847**	**5,580**
Capitol Hill Suites	Washington, DC	April 15, 2011	152	7,570	5,319
Courtyard by Marriott	**Westside, Los Angeles, CA**	**May 19, 2011**	**260**	**11,871**	**6,760**
Courtyard by Marriott	Miami, FL	November 16, 2011	263	15,952	1,694
Sheraton	**New Castle, DE**	**December 28, 2010**	**192**	**6,844**	**68**
			979	$ 48,084	$ 19,421

In addition, our existing portfolio experienced improvement in ADR and occupancy during the year ended December 31, 2012 when compared to the same period in 2011. Occupancy in our consolidated hotels increased 180 basis points from approximately 73.9% during the year ended December 31, 2011 to approximately 75.8% for the same period in 2012. ADR improved 5.5%, increasing from $154.15 for the year ended December 31, 2011 to $162.65 during the same period in 2012. These improvements were due to improvements in lodging trends in the markets in which our hotels are located.

We have invested in hotel development projects by providing mortgage or mezzanine financing to hotel developers and through the acquisition of land that is then leased to hotel developers. Effective June 1, 2012, we amended the interest rates on two of our development loans from 11.0% to 9.0%. Prior to this interest income was earned on our development loans at rates ranging between 10.0% and 11.0%. Interest income from development loans receivable was $1,998 for the year ended December 31, 2012 compared to $3,427 for the same period in 2011.

Of the $28,425 in development loans receivable outstanding as of December 31, 2012, $15,122, or 53.2%, is invested in hotels that are currently operating and generating revenue and $13,303, or 46.8%, is invested in a hotel construction project to develop the Hyatt Union Square in New York, NY, which has made significant progress toward completion. On June 14, 2011, in connection with entering into a purchase and sale agreement to acquire the Hyatt Union Square project, we ceased accruing interest for this development loan. On February 1, 2013 we received payments of principal and accrued interest on the development loan with 44 Lexington Holding, LLC in the amount of $13,143, leaving the development loan with a principal balance of $1,979 as of February 1, 2013.

As hotel developers are engaged in constructing new hotels or renovating existing hotels the hotel properties are typically not generating revenue. It is common for the developers to require construction type loans to finance the projects whereby interest incurred on the loan is not paid currently; rather it is added to the principal borrowed and repaid at maturity. Prior to June 1, 2012, one of our development loans, which is a loan to an entity affiliated with certain of our non-independent trustees and executive officers allowed the borrower to elect, quarterly, to pay accrued interest in-kind by adding the accrued interest to the principal balance of the loan. Effective June 1, 2012, we amended the development loan to cease the buyer's election to pay accrued interest in-kind. As a result, a total of $678 and $2,094 in accrued interest on these development loans was added to principal for the year ended December 31, 2012 and 2011, respectively.

Other revenue consists primarily of fees earned for asset management services provided to properties owned by certain of our unconsolidated joint ventures. These fees are earned as a percentage of the revenues of the unconsolidated joint ventures' hotels. Other revenues were $212 and $333 for the years ended December 31, 2012 and 2011.

Expenses

Total hotel operating expenses increased 28.0% to approximately $196,119 for the year ended December

31, 2012 from $153,227 for the year ended December 31, 2011. Consistent with the increase in hotel operating revenues, hotel operating expenses increased primarily due to the acquisitions consummated since the comparable period in 2011, as mentioned above. The acquisitions also resulted in an increase in depreciation and amortization to $57,364 for the year ended December 31, 2012 from $50,780 for the year ended December 31, 2011. Similarly, real estate and personal property tax and property insurance increased $3,465, or 18.2%, in the year ended December 31, 2012 when compared to the same period in 2011 due to our acquisitions along with a general overall increase in tax assessments and tax rates as the economy improves.

General and administrative expense increased by approximately $4,895 from $18,532 in 2011 to $23,427 in 2012. Incentive compensation of $2,349 earned for the year ended December 31, 2012 was accrued in the fourth quarter of 2012. Incentive compensation of $1,747 earned for the year ended December 31, 2011 was accrued in the fourth quarter of 2011. General and administrative expense includes expense related to non-cash share based payments issued as incentive compensation to the Company's trustees, executives, and employees. Expense related to share based compensation increased $2,088 when compared to expense of December 31, 2012 and the same period of 2011. This increase in share based compensation expense is due primarily from the vesting of shares and restricted share issuances. The Compensation Committee adopted the 2012 Annual LTIP which included $1,785 of stock based compensation expense for year ended December 31, 2012. In addition, on April 18, 2012, the Compensation Committee entered into amended and restated employment agreements with the Company's executive officers therefore having $822 of stock based compensation for the year ended December 31, 2012. Please refer to "Note 9 – Share Based Payments" of the notes to the consolidated financial statements for more information about our stock based compensation. Increases in other general and administrative expenses resulted primarily from increases in employee headcount and base compensation.

Amounts recorded on our consolidated statement of operations for acquisition and terminated costs will fluctuate from period to period based on our acquisition activities. Acquisition and terminated transaction costs decreased $1,555 from $2,742 for the year ended December 31, 2011 to $1,187 for the year ended December 31, 2012 due to fewer acquisitions consummated during the year ended December 31, 2012. The costs incurred in 2012 were related to the following hotels: $963 related to our acquisition of The Rittenhouse Hotel, Philadelphia, PA; $61 related to acquisition of Bulfinch, Boston, MA; $67 related to our acquisition of Holiday Inn Express Manhattan, NY; $8 related to our acquisition of Courtyard Ewing, NJ. The costs incurred in 2011 were related to following hotels: Holiday Inn Express, Water Street, NY; Capitol Hill Suites Washington, DC; Courtyard Westside LA, CA; Courtyard Miami, FL. Acquisition costs typically consist of transfer taxes, legal fees and other costs associated with acquiring a hotel property. The remaining costs related to transactions that were terminated during the year.

Operating Income

Operating income for the year ended December 31, 2012 was $56,756 compared to operating income of $41,074 during the same period in 2011. The increase in operating income resulted primarily from improved performance of our portfolio and acquisitions that have occurred in 2021.

Interest Expense

Interest expense increased $3,489 from $40,478 for the year ended December 31, 2011 to $43,967 for the year ended December 31, 2012. The increase in interest expense is due primarily to the new debt and associated interest expense for the acquired properties during 2012 offset partially by lower borrowing costs on our outstanding debt.

Unconsolidated Joint Venture Investments

We incurred a loss from the operations of our unconsolidated joint ventures of $232 for the year ended

December 31, 2012 compared to income of $210 for 2011. In addition, during the year ended December 31, 2012, we recorded a loss of $1,668 as a result of the remeasurement of our interest in the Inn America Hospitality at Ewing, LLC joint venture, the owner of the Courtyard by Marriott, in Ewing, NJ, and a loss of $224 recorded as a result of the remeasurement of our interest in the Metro 29th Street Associates, LLC joint venture, the owner of the Holiday Inn Express, in New York, NY.

During the year ended December 31, 2011, as a result of the remeasurement of our interest in the Hiren Boston, LLC joint venture, the owner of the Courtyard by Marriott, in South Boston, MA, we recorded gains of $2,757. Also, as noted above, we entered into two purchase and sale agreements to dispose of 18 non-core hotel properties, four of which are owned in part by the Company through an unconsolidated joint venture. As a result of entering into these purchase and sale agreements, during the year ended December 31, 2011, we recorded an impairment loss of approximately $1,677 for those assets where our investment in the joint venture exceeds the anticipated net proceeds distributable to us based on the purchase price in year-end 2011.

Income Tax Benefit

During the year ended December 31, 2012, the Company evaluated the recoverability of its deferred tax assets, and accordingly reversed its valuation allowance against a portion of its deferred tax asset, resulting in an income tax benefit of $3,355.

Discontinued Operations

During the years ended December 31, 2012 and 2011, we reclassified the operating results of 18 non-core hotel properties, two land parcels located at 585 Eighth Avenue, New York, NY, and Nevins Street, Brooklyn, NY, Comfort Inn, West Hanover, PA, and the Comfort Inn, North Dartmouth, MA, to discontinued operations in the statement of operations. During 2012, we closed on the sale of the non-core portfolio, the land parcel at 585 Eighth Avenue, New York, NY, and the Comfort Inn, North Dartmouth, MA, recognizing a gain on sale of approximately $11,231. During 2011, we closed on the sale of the land parcel at Nevins Street, NY, and the Comfort Inn, West Hanover, PA recognizing a gain on sale of approximately $991. Also in 2011, we recorded an impairment loss of approximately $30,248 on the non-core portfolio for those consolidated assets for which we anticipated net proceeds to not exceed the carrying value.

We recorded a loss from discontinued operations of approximately $232 during the twelve months ended December 31, 2012, compared to income of approximately $1,040 during the twelve months ended December 31,2011, primarily due to operations from the discontinued assets being included for a full year during 2011, as compared to a partial year until the date of sale during 2012. See "Note 12 – Discontinued Operations" for more information.

Net Income/Loss

Net income applicable to common shareholders for the year ended December 31, 2012 was $8,376 compared to net loss applicable to common shareholders of $35,733 for the same period in 2011.

During the year ended December 31, 2011, we issued 4,600,000 preferred shares which increased our preferred dividend $3,501 for the year ended December 31, 2012. See "Note 1 – Organization And Summary Of Significant Accounting Policies" of the notes to the consolidated financial statements for the years ended December 31, 2012 and 2011 for more information.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2011 TO DECEMBER 31, 2010

(dollars in thousands, except per share data)

Revenue

Our total revenues for the year ended December 31, 2011 consisted of hotel operating revenues, interest income from our development loan program, and other revenue. Hotel operating revenues increased $46,343, or 19.6%, from $236,191 for the year ended December 31, 2010 to $282,534 for the same period in 2011. This increase in hotel operating revenues was primarily attributable to the acquisitions consummated in 2011 and 2010 and increases in revenues in our same store consolidated hotels.

We acquired interests in the following five consolidated hotels that contributed the following operating revenues for the year ended December 31, 2011:

Brand	Location	Acquisition Date	Rooms	2011 Hotel Operating Revenues
Holiday Inn Express	Water Street, NY	March 25, 2011	112	5,580
Capitol Hill Suites	Washington, DC	April 15, 2011	152	5,319
Courtyard by Marriott	Westside, Los Angeles, CA	May 19, 2011	260	6,760
Courtyard by Marriott	Miami, FL	November 16, 2011	263	1,694
Sheraton	New Castle, DE	December 28, 2010	192	68
			979	$ 19,421

Revenues for all hotels were recorded from the date of acquisition as hotel operating revenues. Further, hotel operating revenues for the year ended December 31, 2011 included revenues for a full year related to six hotels that were purchased during the year ended December 31, 2010. Hotels acquired during the year ended December 31, 2010 would have a full year of results included in the year ended December 31, 2011 but not necessarily a full year of results during the same period in 2010. We acquired interests in the following six consolidated hotels during the year ended December 31, 2010:

Brand	Location	Acquisition Date	Rooms	2011 Hotel Operating Revenues	2010 Hotel Operating Revenues
Hilton Garden Inn	Glastonbury, CT	January 1, 2010	150	$ 5,371	$ 5,046
Hampton Inn	Times Square, NY	February 9, 2010	184	13,284	11,188
Holiday Inn Express	Times Square, NY	February 9, 2010	188	14,117	12,278
Candlewood Suites	Times Square, NY	February 9, 2010	210	11,305	9,215
Holiday Inn	Wall Street, NY	May 7, 2010	113	6,756	4,496
Hampton Inn	Washington, DC	September 1, 2010	228	13,341	3,923
			1,073	$ 64,174	$ 46,146

In addition, our existing portfolio experienced improvement in ADR and occupancy during the year ended December 31, 2011 when compared to the same period in 2010. Occupancy in our consolidated hotels increased 40 basis points from approximately 73.5% during the year ended December 31, 2010 to approximately 73.9% for the same period in 2011. ADR improved 6.5% increasing from $144.73 for the year ended December 31, 2010 to $154.15 during the same period in 2011. These improvements were due to improvements in lodging trends in the markets in which we operate.

We have invested in hotel development projects by providing mortgage or mezzanine financing to hotel developers and through the acquisition of land that is then leased to hotel developers. Interest income is earned on our development loans at rates ranging between 10.0% and 11.0%. Interest income from development loans receivable was $3,427 for the year ended December 31, 2011 compared to $4,686 for the same period in 2010.

As hotel developers are engaged in constructing new hotels or renovating existing hotels the hotel properties are typically not generating revenue. It is common for the developers to require construction type loans to finance the projects whereby interest incurred on the loan is not paid currently; rather it is added to the principal borrowed and repaid at maturity. Currently, one of our development loans, which is a loan to an entity affiliated with certain of our non-independent trustees and executive officers, allows the borrower to elect, quarterly, to pay accrued interest in-kind by adding the accrued interest to the principal balance of the loan. As a result, a total of $2,094 and $2,559 in accrued interest on these development loans was added to principal for the year ended December 31, 2011 and 2010, respectively.

Other revenue consists primarily of fees earned for asset management services provided to properties owned by certain of our unconsolidated joint ventures. These fees are earned as a percentage of the revenues of the unconsolidated joint ventures' hotels. Other revenues were $333 and $325 for the years ended December 31, 2011 and 2010.

Expenses

Total hotel operating expenses increased 17.9% to approximately $153,227 for the year ended December 31, 2011 from $129,978 for the year ended December 31, 2010. Consistent with the increase in hotel operating revenues, hotel operating expenses increased primarily due to the acquisitions consummated since the comparable period in 2010, as mentioned above. In addition, hotel operating expense increased due to an increase in bad debt expense resulting from the bankruptcy of an airline customer with outstanding receivable balances at two of our hotel properties. The acquisitions also resulted in an increase in depreciation and amortization to $50,780 for the year ended December 31, 2011 from $43,946 for the year ended December 31, 2010. Similarly, real estate and personal property tax and property insurance increased $2,138, or 12.8%, in the year ended December 31, 2011 when compared to the same period in 2010 due to our acquisitions along with a general overall increase in tax assessments and tax rates as the economy improves.

General and administrative expense increased by approximately $1,670 from $16,862 in 2010 to $18,532 in 2011. General and administrative expense includes expense related to non-cash shared based payments issued as incentive compensation to the company's trustees, executives, and employees. Non-cash stock based compensation expense increased $941 when comparing the year ended December 31, 2011 to the same period in 2010. Please refer to "Note 9 – Share Based Payments" of the notes to the consolidated financial statements for more information about our stock based compensation.

Incentive compensation of $1,747 earned for the year ended December 31, 2011 was accrued during the quarter ended December 31, 2011. Incentive compensation of $1,720 earned for the year ended December 31, 2010 was accrued in the fourth quarter of 2010. Discretionary incentive compensation related to the 2009 fiscal year was determined subsequent to December 31, 2009. As result, incentive compensation of $1,256 earned for the year ended December 31, 2009 was recorded in 2010. An increase in employee headcount and base compensation offsets the decrease in incentive compensation in 2011, due to the 2009 and 2010 incentive compensation being recorded in 2010.

Amounts recorded on our consolidated statement of operations for acquisition and terminated costs will fluctuate from period to period based on our acquisition activities. Acquisition and terminated transaction costs decreased $2,060 from $4,802 for the year ended December 31, 2010 to $2,742 for the year ended December 31, 2011 due to fewer acquisitions consummated during the period ended December 31, 2011. The costs incurred in 2011 were related to the following hotels: $716 related to our acquisition of Holiday Inn Express Water Street, NY; $1,043 related to acquisition of Capitol Hill Suites Washington, DC; $165 related to our acquisition of Courtyard Westside LA, CA; $236 related to our acquisition of Courtyard Miami, FL. The costs incurred in 2010 were related to following hotels: Hilton Garden Inn, Glastonbury, CT; Hampton Inn Times Square, New York, NY; Holiday Inn Express, Times Square, New York, NY; Candlewood Suites Times Square, New York, NY; Holiday Inn Wall Street,

New York, NY; and Hampton Inn, Washington, DC. Acquisition costs typically consist of transfer taxes, legal fees and other costs associated with acquiring a hotel property. The remaining costs related to transactions that were terminated during the year.

Operating Income

Operating income for the year ended December 31, 2011 was $41,074 compared to operating income of $27,749 during the same period in 2010. The increase in operating income resulted primarily from improved performance of our portfolio and acquisitions that have occurred in 2011.

Interest Expense

Interest expense increased $856 from $39,622 for the year ended December 31, 2010 to $40,478 for the year ended December 31, 2011. On April 30, 2012, the Company sold the land parcel and improvements located at 585 Eighth Avenue, New York, NY. Therefore, interest expense associated with this debt encumbering this property was reclassified to discontinued operations in the statement of operations for the years ended December 31, 2011 and 2010. See "Note 12 – Discontinued Operations" of the notes to the consolidated financial statements for the years ended December 31, 2011 and 2010 for more information. This is offset by the new debt and associated interest expense for the acquired properties during 2011.

Unconsolidated Joint Venture Investments

We recorded income from the operations of our unconsolidated joint ventures of $210 for the year ended December 31, 2011 compared to a loss of $1,751 for 2010. In addition, as a result of the remeasurement of our interest in the Hiren Boston, LLC joint venture, the owner of the Courtyard by Marriott, in South Boston, MA, we recorded gains of $2,757 and $2,190 for the year ended December 31, 2011 and 2010, respectively. In 2010, we also recorded a $1,818 gain on the remeasurement of our interest in an unconsolidated joint venture that owned the Hilton Garden Inn in Glastonbury, CT. Also, as a result of entering into the purchase and sale agreements for the sale of our non-core hotels, we have recorded an impairment loss of approximately $1,677 for those assets where our investment in the joint venture exceeds the anticipated net proceeds distributable to us based on the purchase price. See "Note 12-Discontinued Operations" of the notes to the consolidated financial statements for the year ended December 31, 2011 and 2010 for more information.

Discontinued Operations

During the years ended December 31, 2011 and 2010, we reclassified the operating results of 18 non-core hotel properties, two land parcels located at 585 Eighth Avenue, New York, NY, and Nevins Street, Brooklyn, NY, Comfort Inn, West Hanover, PA, Comfort Inn, North Dartmouth, MA, and Holiday Inn Express, New Columbia, PA to discontinued operations in the statement of operations. During 2011, we closed on the sale of the land parcel at Nevins Street, NY, and the Comfort Inn, West Hanover, PA incurring a gain on sale of approximately $991. Also in 2011, we recorded an impairment loss of approximately $30,248 on the non-core portfolio for those consolidated assets for which we anticipated net proceeds to not exceed the carrying value. This portfolio was sold in 2012. During 2010, we closed on the sale of Holiday Inn Express, New Columbia, PA incurring a gain on sale of approximately $347. In 2010, we also recorded impairment loss of approximately $2,433 on the Comfort Inn, North Dartmouth, MA, the land parcel located at 585 Eighth Avenue and the land parcel located on Nevins Street, NY, as we determined the carrying value at the time did not exceed fair value. Each of these properties were sold in 2011 or 2012.

We recorded a gain from discontinued operations of approximately $1,040 of during the twelve months ended December 31, 2011, compared to loss of approximately $4,327 during the twelve months ended December

31, 2010, primarily due to improved performance of the discontinued assets during 2011 and partially due to operations from the discontinued assets being included for a full year during 2010, as compared to a partial year until the date of sale during 2011.

Net Income/Loss

Net loss applicable to common shareholders for the year ended December 31, 2011 was $35,733 compared to net loss applicable to common shareholders of $21,157 for the same period in 2010.

During the year ended December 31, 2011, we issued 4,600,000 preferred shares which increased our preferred dividend $5,699 for the year ended December 31, 2011 when compared to 2010. See "Note 1 – Organization And Summary Of Significant Accounting Policies" of the notes to the consolidated financial statements for the years ended December 31, 2011 and 2010 for more information.

LIQUIDITY, CAPITAL RESOURCES, AND EQUITY OFFERINGS
(dollars in thousands, except per share data)

Potential Sources of Capital

The ability to originate or refinance existing loans has become and continues to be very restrictive for all borrowers, even for those borrowers that have strong balance sheets. While we maintain a portfolio of what we believe to be high quality assets and we believe our leverage to be at acceptable levels, the market for new debt origination and refinancing of existing debt remains challenging and visibility on the length of debt terms, the loan to value parameters and loan pricing on new debt originations is limited. In the current economic environment, the fair market value of certain of our hotel properties may have declined causing an individual hotel property's indebtedness as a percentage of the property's fair market value to exceed the percentage our Board of Trustees intended at the time we acquired the property.

Our organizational documents do not limit the amount of indebtedness that we may incur. Our ability to incur additional debt is dependent upon a number of factors, including the current state of the overall credit markets, our degree of leverage and borrowing restrictions imposed by existing lenders. Our ability to raise funds through the issuance of debt and equity securities is dependent upon, among other things, capital market volatility, risk tolerance of investors, general market conditions for REITs and market perceptions related to the Company's ability to generate cash flow and positive returns on its investments.

In addition, our mortgage indebtedness contains various financial and non-financial covenants customarily found in secured, nonrecourse financing arrangements. If the specified criteria are not satisfied, the lender may be able to escrow cash flow generated by the property securing the applicable mortgage loan. We have determined that certain debt service coverage ratio covenants contained in the loan agreements securing a number of our hotel properties were not met as of December 31, 2012. Pursuant to the loan agreements, certain lenders have elected to escrow the operating cash flow for these properties. However, these covenants do not constitute an event of default for these loans. Future deterioration in market conditions could cause restrictions in our access to the cash flow of additional properties.

On November 5, 2012, we entered into a new $400,000 senior unsecured credit facility. The $400,000 credit facility provides for a $250,000 senior unsecured revolving line of credit and a $150,000 senior unsecured term loan. Our previous $250,000 secured credit facility was terminated and replaced by the new credit facility, and, as a result, all amounts outstanding under our previous credit facility were repaid with borrowings from our new credit facility. The $400,000 credit facility expires on November 5, 2015, and, provided no event of default has occurred and remains uncured, we may request that the lenders renew the credit facility for two additional one-year periods. The credit facility is also expandable to $550,000 at our request, subject to the satisfaction of certain conditions. On January 3, 2013, we drew an additional $50,000 in unsecured term debt on our credit facility, making the total outstanding unsecured term debt balance $150,000.

As of December 31, 2012, the outstanding unsecured term loan balance under the $400,000 credit facility was $100,000 and the revolving line of credit balance was $0. As of December 31, 2012, our remaining borrowing capacity under the $400,000 credit facility was $236,478, which is based on certain operating metrics of unencumbered hotel properties designated as borrowing base assets. We intend to repay indebtedness incurred under the $400,000 credit facility from time to time, for acquisitions or otherwise, out of cash flow and from the proceeds of issuances of additional common and preferred shares and potentially other securities.

We will continue to monitor our debt maturities to manage our liquidity needs. However, no assurances can be given that we will be successful in refinancing all or a portion of our future debt obligations due to factors beyond our control or that, if refinanced, the terms of such debt will not vary from the existing terms. As of December 31, 2012, we have $8,070 indebtedness payable on or before December 31, 2013. We used borrowings provided under the unsecured term loan portion of the $400,000 credit facility to repay mortgages on seven hotel properties during the fourth quarter of 2012. We currently expect that cash requirements for all debt that is not refinanced by our existing lenders of for which the maturity date is not extended will be met through a combination of cash on hand, refinancing the existing debt with new lenders, draws on the $250,000 revolving line of credit portion of our $400,000 credit facility and the issuance of our securities.

On May 8, 2012, we closed on a public offering in which we issued and sold 24,000,000 common shares through several underwriters for net proceeds to us of approximately $128,558. Immediately upon the closing the offering, we contributed all of the net proceeds of the offering to HHLP in exchange for additional Common Units in HHLP. HHLP used the net proceeds of this offering to reduce some of the indebtedness outstanding under our revolving line of credit facility and for general corporate purposes, including the funding of future acquisitions.

Development Loans Receivable

As of December 31, 2012, we have $28,425 in development loan principal receivable and $348 in accrued interest receivable on these loans. We may convert the principal and interest due to us on those development loans that are not extended into equity interests in the hotels developed by entering into purchase and sale agreements to acquire hotel properties from developers of their affiliates that allow us to pay a portion of the purchase price by forgiving and cancelling amounts owed to us under development loans, allowing us to reduce the amount of cash required to fund these acquisitions. See "Note 4 – Development Loan Receivable," for further information.

Acquisitions

During the year ended December 31, 2012, we acquired the following wholly-owned hotel properties:

Hotel	Acquisition Date	Land	Buildings and Improvements	Furniture Fixtures and Equipment	Franchise Fees, Loan Costs, and Leasehold Intangible	Leasehold Liability	Acquisition Costs	Construction in Progress	Total Purchase Price	Fair Value of Assumed Debt
The Rittenhouse Hotel, Philadelphia, PA	3/1/12	$ 7,119	$ 29,605	$ 3,580	$ 2,156	$ (827)	$ 963	$ -	$ 42,596	$ -
Bulfinch Hotel, Boston, MA	5/7/12	1,456	14,954	1,790	-	-	61	-	18,261	-
Holiday Inn Express, New York, NY	6/18/12	30,329	57,016	2,856	98	-	67	-	90,366	73,038
Courtyard by Marriot, Ewing, NJ	8/13/12	950	9,835	1,415	30	-	8	-	12,238	12,875
Total		$ 39,854	$ 111,410	$ 9,641	$ 2,284	$ (827)	$ 1,099	$ -	$ 163,461	$ 85,913

We intend to invest in additional hotels only as suitable opportunities arise and adequate sources of financing are available. We expect that future investments in hotels will depend on and will be financed by, in whole or in part, our existing cash, the proceeds from additional issuances of common or preferred shares, proceeds from the sale of assets, issuances of Common Units, issuances of preferred units or other securities or borrowings.

Operating Liquidity and Capital Expenditures

We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under the $250,000 unsecured revolving line of credit portion of our $400,000 credit facility. We believe that the net cash provided by operations in the coming year, the additional $50,000 draw of our unsecured term loan, and borrowings drawn on the $250,000 revolving line of credit portion of our $400,000 credit facility will be adequate to fund the Company's operating requirements, monthly recurring debt service and the payment of dividends in accordance with REIT requirements of the federal income tax laws.

To qualify as a REIT, we must distribute annually at least 90% of our taxable income. This distribution requirement limits our ability to retain earnings and requires us to raise additional capital in order to grow our business and acquire additional hotel properties. However, there is no assurance that we will be able to borrow funds or raise additional equity capital on terms acceptable to us, if at all. In addition, we cannot guarantee that we will continue to make distributions to our shareholders at the current rate or at all. Due to the seasonality of our business, cash provided by operating activities fluctuates significantly from quarter to quarter. However, we believe that, based on our current estimates, which include the addition of cash provided by hotels acquired during 2012, our cash provided by operating activities will be sufficient over the next 12 months to fund the payment of our dividend at its current level. However, our Board of Trustees continues to evaluate the dividend policy in the context of our overall liquidity and market conditions and may elect to reduce or suspend these distributions. Cash provided by operating activities for the year ended December 31, 2012 was $71,756 and cash used for the payment of distributions and dividends for the year ended December 31, 2012 was $60,127.

We also project that our operating cash flow and available borrowings under the $250,000 revolving line of credit as portion of our $400,000 credit facility will be sufficient to satisfy our liquidity and other capital needs over the next twelve to eighteen months.

Our long-term liquidity requirements consist primarily of the costs of acquiring additional hotel properties, renovation and other non-recurring capital expenditures that need to be made periodically with respect to hotel properties and scheduled debt repayments. We will seek to satisfy these long-term liquidity requirements through various sources of capital, including borrowings under the $250,000 revolving line of credit portion of our $400,000 credit facility and through secured, non-recourse mortgage financings with respect to our unencumbered hotel properties. In addition, we may seek to raise capital through public or private offerings of our securities. Certain factors may have a material adverse effect on our ability to access these capital sources, including our degree of leverage, the value of our unencumbered hotel properties and borrowing restrictions imposed by lenders or franchisors. We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but financing may not be consistently available to us on terms that are attractive, or at all.

We have increased our spending on capital improvements during the year ended December 31, 2012 when compared to the same period in 2011. During the year ended December 31, 2012 we spent $28,443 on capital expenditures to renovate, improve or replace assets at our hotels. This compares to $26,201 during the same period in 2011. Our increase in capital expenditures is a result of complying with brand mandated improvements and initiating projects that we believe will generate a return on investment as we enter a period of recovery in the lodging sector. We expect further expansion of our capital expenditures in 2013 in an effort to invest in projects that we believe will generate additional returns as economic conditions improve.

In addition to capital reserves required under certain loan agreements and capital expenditures to renovate, improve or replace assets at our hotels, we have three ongoing hotel development projects. We are constructing an additional hotel tower at our Courtyard by Marriott in Miami Beach, FL. We are also completing the construction of a Hampton Inn in lower Manhattan, New York, NY. During the year ended December 31, 2012 we spent $10,171 on hotel development projects. This compares to $32,120 during the same period in 2011. Finally, we have entered into a purchase and sale agreement to acquire the Hyatt Union Square, New York, NY upon completion of construction for an approximate purchase price of $104,303. While this purchase and sale agreement secures the Company's right to acquire the completed hotel, the Company is not assuming any significant construction risk, including the risk of schedule and cost overruns. These projects will require significant capital which we expect to fund with various sources of capital, including available borrowings under the $250,000 revolving line of credit portion of our credit facility and through secured, non-recourse mortgage financings. In addition, we may seek to raise capital through public or private offerings of our securities to fund these capital improvements.

We may spend additional amounts, if necessary, to comply with the reasonable requirements of any franchise license under which any of our hotels operate and otherwise to the extent we deem such expenditures to be in our best interests. We are also obligated to fund the cost of certain capital improvements to our hotels. We expect to use operating cash flow, borrowings under the $250,000 revolving line of credit portion of our credit facility, and proceeds from issuances of our securities to pay for the cost of capital improvements and any furniture, fixture and equipment requirements in excess of the set aside referenced above.

CASH FLOW ANALYSIS

(dollars in thousands, except per share data)

Comparison of the Years Ended December 31, 2012 and December 31, 2011

Net cash provided by operating activities increased $13,088, from $58,668 for the year ended December 31, 2011 to $71,756 for 2012. Net income, adjusted for non-cash items such as gain on disposition of hotel properties, impairment of assets, benefit for income taxes, depreciation and amortization, non-cash debt extinguishment, development loan interest income added to principal, interest in income from unconsolidated joint ventures, loss recognized on change in fair value of derivative instruments and stock based compensation increased $16,556 for the year ended December 31, 2012 when compared to 2011. This is primarily due to cash provided by properties acquired over the past eighteen months and improving operating results within our existing portfolio. In addition, acquisition and terminated transaction costs incurred for the year ended December 31, 2012 decreased $1,555 when compared to the same period in 2011. Offsetting the increases in cash provided by these operating activities was an increase in net cash used in funding working capital assets, such as payments into escrows, and repaying working capital liabilities, such as accounts payable and accrued expenses.

Net cash used in investing activities for the year ended December 31, 2012 decreased $174,941, from $230,758 for year ended December 31, 2011 compared to $55,817 for 2012. During the 2012 fiscal year, we closed on the sale of 18 hotel properties and one land parcel generating net proceeds $63,722. In addition, spending on the purchase of hotel properties and development projects was $99,512 lower during 2012 compared to 2011. We also received cash from the repayment of development loans and notes receivable during the year ended December 31, 2012. Offsetting these amounts were a decrease in distributions from our unconsolidated joint ventures for the year ended 2012 when compared to the year ended 2011.

Net cash provided by financing activities for year ended December 31, 2012 was $28,552 compared to $131,062 during the same period in 2011. Net repayments of mortgages and notes payable increased $151,868 during the year ended 2012 when compared to the same period in 2011, which was funded in part with borrowings under the $100,000 unsecured term loan portion of our $400,000 credit facility. Net repayments on our revolving credit facility were $56,000 higher during the year ended December 31, 2012 than in 2011. Offsetting this increase in cash used to repay the line of credit and mortgages and notes payable were proceeds from our common stock offering. During the second quarter of 2012, we completed an offering of common shares with net proceeds of $128,558. During the second quarter of 2011, we completed an offering of preferred shares with net proceeds of $110,977. These offerings have increased our preferred dividend obligations and common dividend payments causing a net increase in total dividends and distributions paid of $12,995 when comparing the years ended December 31, 2012 to 2011.

Comparison of the Years Ended December 31, 2011 and December 31, 2010

Net cash provided by operating activities increased $16,182, from $42,486 for the year ended December 31, 2010 to $58,668 for 2011. Net income, adjusted for non-cash items such as gain on disposition of hotel properties, impairment of assets, depreciation and amortization, non-cash debt extinguishment, development loan interest income added to principal, interest in income from unconsolidated joint ventures, loss recognized on change in fair value of derivative instruments and stock based compensation increased $24,028 for the year ended December 31, 2011 when compared to 2010. This is primarily due to cash provided by properties acquired over the past eighteen months and improving operating results within our existing portfolio. In addition, acquisition and terminated transaction costs incurred for the year ended December 31, 2011 decreased $2,060 when compared to the same period in 2010. Offsetting the increases in cash provided by these operating activities was an increase in net cash used in funding working capital assets, such as payments into escrows, and repaying working capital liabilities, such as accounts payable and accrued expenses.

Net cash used in investing activities for the year ended December 31, 2011 decreased $79,809, from $310,567 for year ended December 31, 2010 compared to $230,758 for 2011. During 2011, we used $167,149 to acquire five hotel properties. This compares to $260,755 to acquire seven properties during the same period in 2010. In 2011 we also received $13,285 from one of our unconsolidated joint ventures as a result of it refinancing its debt. Offsetting these decreases in cash used in investing activities was an increase to $26,222 in capital expenditures and hotel development projects for the year ended 2011 when compared to the year ended 2010. We have also funded $18,000 in deposits for the acquisition of additional hotel properties and invested $1,570 in a note receivable from an unconsolidated joint venture which will be used by the venture to fund a renovation.

Net cash provided by financing activities for year ended December 31, 2011 was $131,062 compared to $322,273 during the same period in 2010. During the year ended 2010 we completed three equity offerings with net proceeds of $420,441. During the year ended 2011, we completed an offering of preferred shares with net proceeds of $110,977. These offerings and an additional equity offering in October 2010 increased our share count and preferred dividend obligations causing a net increase in total dividends and distributions paid of $16,879 when comparing the year ended 2011 to the year ended 2010. Offsetting the proceeds from these offerings in 2010 and 2011 were net proceeds of $5,000 on our credit facility during 2010 compared to net repayments of $33,200 during the same period in 2011. Net proceeds on our mortgages and notes payable were $63,085 during the year ended December 31, 2011 compared to net repayments of $30,305 during the same period in 2010.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FUNDS FROM OPERATIONS
(in thousands, except share data)

The National Association of Real Estate Investment Trusts ("NAREIT") developed Funds from Operations ("FFO") as a non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. We calculate FFO applicable to common shares and Common Units in accordance with the April 2002 National Policy Bulletin of NAREIT, which we refer to as the White Paper. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP) excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated assets, plus certain non-cash items, such as loss from impairment of assets and depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our interpretation of the NAREIT definition is that noncontrolling interest in net income (loss) should be added back to (deducted from) net income (loss) as part of reconciling net income (loss) to FFO. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do.

The GAAP measure that we believe to be most directly comparable to FFO, net income (loss) applicable to common shareholders, includes loss from the impairment of certain depreciable assets, our investment in unconsolidated joint ventures and land, depreciation and amortization expenses, gains or losses on property sales, noncontrolling interest and preferred dividends. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from our property operations. We determined that the loss from the impairment of certain depreciable assets including investments in unconsolidated joint ventures and land, was driven by a measurable decrease in the fair value of certain hotel properties and other assets as determined by our analysis of those assets in accordance with applicable GAAP. As such, these impairments have been eliminated from net loss to determine FFO.

FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to net income as an indication of the Company's performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO to be a meaningful, additional measure of operating performance because it excludes the effects of the assumption that the value of real estate assets diminishes predictably over time, and because it is widely used by industry analysts as a performance measure. We show both FFO from consolidated hotel operations and FFO from unconsolidated joint ventures because we believe it is meaningful for the investor to understand the relative contributions from our consolidated and unconsolidated hotels. The display of both FFO from consolidated hotels and FFO from unconsolidated joint ventures allows for a detailed analysis of the operating performance of our hotel portfolio by management and investors. We present FFO applicable to common shares and Common Units because our Common Units are redeemable for common shares. We believe it is meaningful for the investor to understand FFO applicable to all common shares and Common Units.

The following table reconciles FFO for the periods presented to the most directly comparable GAAP measure, net income, for the same periods *(dollars in thousands)*:

	Year Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
Net loss applicable to common shares	$ 8,376	$ (35,733)	$ (21,157)
Loss allocated to noncontrolling interest	(158)	(1,734)	(845)
(Income) loss from unconsolidated joint ventures	**2,124**	**(1,290)**	**(2,257)**
Gain on disposition of hotel properties	(11,231)	(991)	(347)
Loss from impairment of depreciable assets	**-**	**30,248**	**2,433**
Depreciation and amortization	57,364	50,780	43,512
Depreciation and amortization from discontinued operations	**27**	**4,924**	**8,588**
FFO allocated to noncontrolling interests in consolidated joint ventures [1]	-	147	(307)
Funds from consolidated hotel operations applicable to common shares and Partnership Units	**56,502**	**46,351**	**29,620**
Income (loss) from Unconsolidated Joint Ventures	**(2,124)**	**1,290**	**2,257**
Less:			
Gain from remeasurement of investment in unconsolidated joint ventures	**1,892**	**(2,757)**	**(4,008)**
Add:			
Impairment of investment in unconsolidated joint ventures	**-**	**1,677**	**-**
Depreciation and amortization of purchase price in excess of historical cost [2]	902	1,965	2,033
Interest in depreciation and amortization of unconsolidated joint ventures [3]	**5,441**	**5,906**	**3,905**
Funds from unconsolidated joint ventures operations applicable to common shares and Partnership Units	6,111	8,081	4,187
FFO applicable to common shares and Partnership Units	$ 62,613	$ 54,432	$ 33,807
Weighted Average Common Shares and Units Outstanding			
Basic	**187,415,270**	**168,753,382**	**134,370,172**
Diluted	198,110,615	181,090,322	146,656,308

(1) Adjustment made to deduct FFO related to the noncontrolling interest in our consolidated joint ventures. Represents the portion of net income and depreciation allocated to our joint venture partners.

(2) Adjustment made to add depreciation of purchase price in excess of historical cost of the assets in the unconsolidated joint venture at the time of our investment.

(3) Adjustment made to add our interest in real estate related depreciation and amortization of our unconsolidated joint ventures. Allocation of depreciation and amortization is consistent with allocation of income and loss.

Certain amounts related to depreciation and amortization and depreciation and amortization from discontinued operations in the prior year FFO reconciliation have been recast to conform to the current year presentation. In addition, based on guidance provided by NAREIT, we have eliminated loss from the impairment of certain depreciable assets, including investments in unconsolidated joint ventures and land, from net loss to arrive at FFO in each year presented.

INFLATION

Operators of hotel properties, in general, possess the ability to adjust room rates daily to reflact the effects of inflation. However, competitive pressures may limit the ability of our management companies to raise room rates.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, estimates are evaluated by us, including those related to carrying value of investments in hotel properties. Our estimates are based upon historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Approximately 95% of our revenues are derived from hotel room revenues and revenue from other hotel operating departments. We directly recognize revenue and expense for all consolidated hotels as hotel operating revenue and hotel operating expense when earned and incurred. These revenues are recorded net of any sales or occupancy taxes collected from our guests. All revenues are recorded on an accrual basis, as earned. We participate in frequent guest programs sponsored by the brand owners of our hotels and we expense the charges associated with those programs, as incurred.

Revenue for interest on development loan financing is recorded in the period earned based on the interest rate of the loan and outstanding balance during the period. Development loans receivable and accrued interest on the development loans receivable are evaluated to determine if outstanding balances are collectible. Interest is recorded only if it is determined the outstanding loan balance and accrued interest balance are collectible.

Other revenues consist primarily of fees earned for asset management services provided to hotels we own through unconsolidated joint ventures. Fees are earned as a percentage of hotel revenue and are recorded in the period earned.

Investment in Hotel Properties

Investments in hotel properties are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of up to 40 years for buildings and improvements, two to seven years for furniture, fixtures and equipment. We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in hotel properties. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in hotel properties we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

Most identifiable assets, liabilities, noncontrolling interests, and goodwill related to hotel properties acquired in a business combination are recorded at full fair value. Estimating techniques and assumptions used in determining fair values involve significant estimates and judgments. These estimates and judgments have a direct impact on the carrying value of our assets and liabilities which can directly impact the amount of depreciation expense recorded on an annual basis and could have an impact on our assessment of potential impairment of our investment in hotel properties.

The operations related to properties that have been sold or properties that are intended to be sold are presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold are designated as "held for sale" on the balance sheet.

Based on the occurrence of certain events or changes in circumstances, we review the recoverability of the property's carrying value. Such events or changes in circumstances include the following:

- a significant decrease in the market price of a long-lived asset;
- a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;
- a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;
- an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;
- a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and
- a current expectation that, it is more likely than not that, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

We review our portfolio on an on-going basis to evaluate the existence of any of the aforementioned events or changes in circumstances that would require us to test for recoverability. In general, our review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value expected, as well as the effects of hotel demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in hotel properties.

As of December 31, 2012, based on our analysis, we have determined that the future cash flow of each of the properties in our portfolio is sufficient to recover its carrying value.

Investment in Joint Ventures

Properties owned in joint ventures are consolidated if the determination is made that we are the primary beneficiary in a variable interest entity (VIE) or we maintain control of the asset through our voting interest or other rights in the operation of the entity. To determine if we are the primary beneficiary of a VIE, we evaluate whether we have a controlling financial interest in that VIE. An enterprise is deemed to have a controlling financial interest if it has i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and ii) the obligation to absorb losses of the VIE that could be significant to the VIE or the rights to receive benefits from the VIE that could be significant to the VIE. Control can also be demonstrated by the ability of a member to manage day-to-day operations, refinance debt and sell the assets of the partnerships without the consent of the other member and the inability of the members to replace the managing member. This evaluation requires significant judgment.

If it is determined that we do not have a controlling interest in a joint venture, either through our financial interest in a VIE or our voting interest in a voting interest entity, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliates as they occur rather than as dividends or other distributions are received, limited to the extent of our investment in, advances to and commitments for the investee. Pursuant to our joint venture agreements, allocations of profits and losses of some of our investments in unconsolidated joint ventures may be allocated disproportionately as compared to nominal ownership percentages due to specified preferred return rate thresholds.

The Company periodically reviews the carrying value of its investment in unconsolidated joint ventures to determine if circumstances exist indicating impairment to the carrying value of the investment that is other than temporary. When an impairment indicator is present, we will estimate the fair value of the investment. Our estimate of fair value takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. This determination requires significant estimates by management, including the expected cash flows to be generated by the assets owned and operated by the joint venture. Subsequent changes in estimates could impact the determination of whether impairment exists. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount over the fair value of our investment in the unconsolidated joint venture.

Development Loans Receivable

The Company accounts for the credit risk associated with its development loans receivable by monitoring the portfolio for indications of impairment. Our methodology consists of the following:

- Identifying loans for individual review. In general, these consist of development loans that are not performing in accordance with the contractual terms of the loan.
- Assessing whether the loans identified for review are impaired. That is, whether it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. We determine the amount of impairment by calculating the estimated fair value, discounted cash flows or the value of the underlying collateral.

Any charge to earnings necessary based on our review is recorded on our income statement as an impairment of a development loan receivable. Our assessment of impairment is based on information known at the time of the review. Changes in factors underlying the assessment could have a material impact on the amount of impairment to be charged against earnings. Such changes could impact future results.

Based on our reviews, we determined that it is probable that all amounts will be collected according to the contractual terms of each of our development loan agreements.

Accounting for Derivative Financial Investments and Hedging Activities

We use derivatives to hedge, fix and cap interest rate risk and we account for our derivative and hedging activities by recording all derivative instruments at fair value on the balance sheet. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking each hedge transaction. Cash flow hedges that are considered highly effective are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income within shareholders' equity. Amounts are reclassified from other comprehensive income to the income statements in the period or periods the hedged forecasted transaction affects earnings.

Under cash flow hedges, derivative gains and losses not considered highly effective in hedging the change in expected cash flows of the hedged item are recognized immediately in the income statement. For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2012, we adopted ASC Update No. 2011-05 concerning the presentation of comprehensive income. The amendment provides guidance to improve comparability, consistency, and transparency of financial reporting. The amendment also eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. Instead, entities will be required to present all non-owner changes in stockholders' equity as either a single continuous statement of comprehensive income or in two separate but consecutive statements, for which we have elected to present two separate but consecutive statements.

RELATED PARTY TRANSACTIONS

We have entered into a number of transactions and arrangements that involve related parties. For a description of the transactions and arrangements, please see Note 7, "Commitments and Contingencies and Related Party Transactions," to the consolidated financial statements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our contractual obligations and commitments to make future payments under contracts, such as debt and lease agreements, as of December 31, 2012.

Contractual Obligations	2013	2014	2015	2016	2017	Thereafter
Long Term Debt	**$ 16,486**	**$ 32,139**	**$ 136,361**	**$ 282,291**	**$ 156,864**	**$ 65,321**
Interest Expense on Long Term Debt	37,592	36,219	29,910	20,708	3,290	30,611
Unsecured Term Loan [1]	-	-	**100,000**	-	-	-
Unsecured Line of Credit	-	-	-	-	-	-
Interest Expense on Unsecured Term Loan	**3,190**	**3,190**	**2,703**	-	-	-
Hotel Ground Rent	730	735	735	735	735	61,665
Total	**$ 57,998**	**$ 72,283**	**$ 269,709**	**$ 303,734**	**$ 160,889**	**$ 157,597**

(1) On January 3, 2013, we funded the remaining $50,000 tranche of the unsecured term loan portion of our credit facility, which was used to pay off mortgage indebtedness for one of our hotel properties.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk (in thousands, except per share data)

Our primary market risk exposure is to changes in interest rates on our variable rate debt. As of December 31, 2012, we are exposed to interest rate risk with respect to variable rate borrowings under our $400,000 credit facility and certain variable rate mortgages and notes payable. As of December 31, 2012, we had total variable rate debt outstanding of $70,548 with a weighted average interest rate of 3.44%. The effect of a 100 basis point increase or decrease in the interest rate on our variable rate debt outstanding as of December 31, 2012 would be an increase or decrease in our interest expense for the twelve months ended December 31, 2012 of $1,143.

Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we manage our exposure to fluctuations in market interest rates for a portion of our borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. We have also entered into derivative financial instruments such as interest rate swaps or caps, and in the future may enter into treasury options or locks, to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of our variable rate debt. As of December 31, 2012, we have an interest rate cap related to debt on the Hotel 373, New York, NY and our two subordinated notes payable, and we have six interest rate swaps related to debt on the Holiday Inn Express Times Square, New York, NY, Courtyard by Marriott, Westside, Los Angeles, CA, Capitol Hill Hotel, Washington DC, Courtyard by Marriott, Miami Beach, FL, and our corporate credit facility. Subsequent to December 31, 2012, we repaid the mortgage secured by the Holiday Inn Express Times Square in New York, NY, and terminated the interest rate swaps associated with this mortgage. We do not intend to enter into derivative or interest rate transactions for speculative purposes.

As of December 31, 2012 all of our outstanding consolidated long-term indebtedness is subject to fixed rates or effectively capped, including borrowings under our revolving credit facility.

Changes in market interest rates on our fixed-rate debt impact the fair value of the debt, but such changes have no impact on interest expense incurred. If interest rates rise 100 basis points and our fixed rate debt balance remains constant, we expect the fair value of our debt to decrease. The sensitivity analysis related to our fixed-rate debt assumes an immediate 100 basis point move in interest rates from their December 31, 2012 levels, with all other variables held constant. A 100 basis point increase in market interest rates would cause the fair value of our fixed-rate debt outstanding at December 31, 2012 to be approximately $719,512 and a 100 basis point decrease in market interest rates would cause the fair value of our fixed-rate debt outstanding at December 31, 2012 to be approximately $769,190.

	2013	2014	2015	2016	2017	Thereafter	Total
Fixed Rate Debt	$ 16,486	$ 32,139	$ 236,361	$ 282,291	$ 137,864	$ 13,774	$ 718,915
Weighted Average Interest Rate	5.42%	5.38%	5.79%	5.77%	7.15%	7.15%	5.24%
Floating Rate Debt	-	-	-	-	19,000	$ 51,548	$ 70,548
Weighted Average Interest Rate	3.43%	3.43%	3.43%	3.43%	3.20%	3.20%	2.87%
	$ 16,486	$ 32,139	$236,361	$282,291	$156,864	$65,322	$789,463

We regularly review interest rate exposure on our outstanding borrowings in an effort to minimize the risk of interest rate fluctuations. For debt obligations outstanding as of December 31, 2012, the following table presents expected principal repayments and related weighted average interest rates by expected maturity dates (in thousands):

The table incorporates only those exposures that existed as of December 31, 2012, and does not consider exposure or positions that could arise after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the future period, prevailing interest rates, and our hedging strategies at that time.

The following table illustrates expected principal repayments and certain adjustments to reflect:

- the Company's exercise of each of the extension options within its discretion or upon lender approval, and
- the lender's extension of the maturity of the revolving line of credit extension option.

	2013	2014	2015	2016	2017	Thereafter	Total
Principal repayments due as of December 31, 2012, as noted above	**$ 16,486**	**$ 32,139**	**$ 236,361**	**$ 282,291**	**$ 156,864**	**$ 65,322**	**$ 789,463**
Adjustments: Extension Options [1]							
Courtyard - Miami Beach Oceanfront [2]	**-**	**-**	**-**	**(50,000)**	**50,000**	**-**	**-**
Courtyard - Los Angeles, CA [3]	-	-	(27,500)	27,500	-	-	-
Capitol Hill Hotel - Washington DC [4]	**-**	**-**	**(23,635)**	**1,467**	**22,168**	**-**	**-**
Holiday Inn Express - Times Square [5]	38,540	(991)	(1,044)	(36,506)	-	-	-
Term Loan [6]	**-**	**-**	**(100,000)**	**-**	**150,000**	**-**	**50,000**
As Adjusted Principal Repayments	$ 55,026	$ 31,148	$ 84,182	$ 224,752	$ 379,032	$ 65,322	$ 839,463

(1) Adjustments include amortization of principal scheduled to occur subsequent to December 31, 2012 through maturity date and extended maturity date if options are exercised.

(2) Represents mortgage debt on the Courtyard Miami Beach Oceanfront. The loan is schedule to mature in July 2016 and contains a one year extension option. The initial funding is $45.0 million, with three additional draws of $5.0 million each every 90 days to fund the construction of the new 93-room ocean front tower.

(3) Represents mortgage debt on the Courtyard, Los Angeles, CA, which contains a one-year extension option, subject to the lender's approval in its discretion, effectively extending the maturity from September 2015 to September 2016.

(4) Represents mortgage debt on the Capitol Hill Hotel, Washington DC, which contains a two-year extension option, which is subject to the lender's approval in its discretion, effectively extending the maturity from February 2015 to February 2017.

(5) Represents the paydown of the mortgage debt on the Holiday Inn Express - Times Square in January 2013.

(6) Represents borrowings under the $150 million unsecured term loan portion of the $400 million unsecured credit facility. This credit facility contains two one-year extension options, which are subject to the lenders' approval in their discretion. If approved, the maturity could be extended from November 2015 to November 2017. The adjusted 2017 amount reflects an additional $50 million drawn on the term loan on January 3, 2013.

Item 8. Financial Statements and Supplementary Data

Hersha Hospitality Trust

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Hersha Hospitality Trust:

We have audited the accompanying consolidated balance sheets of Hersha Hospitality Trust and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of Hersha Hospitality Trust's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hersha Hospitality Trust and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hersha Hospitality Trust and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 22, 2013

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

		December 31, 2012		December 31, 2011
Assets:				
Investment in Hotel Properties, net of Accumulated Depreciation, (including consolidation of variable interest entity assets of $86,657 and $0)	$	1,466,713	$	1,341,536
Investment in Unconsolidated Joint Ventures		16,007		38,839
Development Loans Receivable		28,425		35,747
Cash and Cash Equivalents		69,059		24,568
Escrow Deposits		26,792		27,321
Hotel Accounts Receivable, net of allowance for doubtful accounts of $365 and $495		11,538		11,353
Deferred Financing Costs, net of Accumulated Amortization of $4,841 and $9,138		8,695		9,023
Due from Related Parties		8,488		6,189
Intangible Assets, net of Accumulated Amortization of $2,413 and $1,357		8,698		8,013
Deposits on Hotel Acquisitions		37,750		19,500
Other Assets		25,514		14,991
Hotel Assets Held for Sale		-		93,829
Total Assets	$	1,707,679	$	1,630,909
Liabilities and Equity:				
Line of Credit	$	-	$	51,000
Unsecured Term Loan		100,000		-
Mortgages and Notes Payable, including net Unamortized Premium (including consolidation of variable interest entity debt of $57,256 and $0)		692,708		707,374
Accounts Payable, Accrued Expenses and Other Liabilities		33,838		31,140
Dividends and Distributions Payable		15,621		13,908
Due to Related Parties		4,403		2,932
Liabilities Related to Assets Held for Sale		-		61,758
Total Liabilities		846,570		868,112
Redeemable Noncontrolling Interests - Common Units (Note 1)	$	15,321	$	14,955
Equity:				
Shareholders' Equity:				
Preferred Shares: 8% Series A, $.01 Par Value, 29,000,000 shares authorized, 2,400,000 Shares Issued and Outstanding (Aggregate Liquidation Preference $60,000) at December 31, 2012 and December 31, 2011		24		24
Preferred Shares: 8% Series B, $.01 Par Value, 4,600,000 shares authorized, 4,600,000 Shares Issued and Outstanding (Aggregate Liquidation Preference $115,000) at December 31, 2012 and none issued and outstanding at December 31, 2011		46		46
Common Shares: Class A, $.01 Par Value, 300,000,000 Shares Authorized at December 31, 2012 and December 31, 2011, 198,672,356 and 169,969,973 Shares Issued and Outstanding at December 31, 2012 and December 31, 2011, respectively		1,986		1,699
Common Shares: Class B, $.01 Par Value, 1,000,000 Shares Authorized, None Issued and Outstanding		-		-
Accumulated Other Comprehensive Loss		(1,786)		(1,151)
Additional Paid-in Capital		1,178,292		1,041,027
Distributions in Excess of Net Income		(348,734)		(310,972)
Total Shareholders' Equity		829,828		730,673
Noncontrolling Interests (Note 1):				
Noncontrolling Interests - Common Units		15,484		16,862
Noncontrolling Interests - Consolidated Joint Ventures		-		307
Noncontrolling Interests - Consolidated Variable Interest Entity		476		-
Total Noncontrolling Interests		15,960		17,169
Total Equity		845,788		747,842
Total Liabilities and Equity	$	1,707,679	$	1,630,909

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

	2012	2011	2010
Revenue:			
Hotel Operating Revenues	$ 356,005	$ 282,534	$ 236,191
Interest Income from Development Loans	1,998	3,427	4,686
Other Revenues	212	333	325
Total Revenues	358,215	286,294	241,202
Operating Expenses:			
Hotel Operating Expenses	196,119	153,227	129,978
Hotel Ground Rent	835	877	941
Real Estate and Personal Property Taxes and Property Insurance	22,527	19,062	16,924
General and Administrative (including Share Based Payments of $9,678, $7,590, and $6,649)	23,427	18,532	16,862
Acquisition and Terminated Transaction Costs	1,187	2,742	4,802
Depreciation and Amortization	57,364	50,780	43,946
Total Operating Expenses	301,459	245,220	213,453
Operating Income	56,756	41,074	27,749
Interest Income	1,311	456	168
Interest Expense	43,967	40,478	39,622
Other Expense	788	970	463
Loss on Debt Extinguishment	3,324	123	878
Income (loss) before (Loss) Income from Unconsolidated Joint Venture Investments, Income Taxes and Discontinued Operations	9,988	(41)	(13,046)
(Loss) Income from Unconsolidated Joint Ventures	(232)	210	(1,751)
Impairment of Investment in Unconsolidated Joint Venture	-	(1,677)	-
(Loss) Gain from Remeasurement of Investment in Unconsolidated Joint Venture	(1,892)	2,757	4,008
(Loss) Income from Unconsolidated Joint Venture Investments	(2,124)	1,290	2,257
Income (Loss) Before Income Taxes	7,864	1,249	(10,789)
Income Tax Benefit	3,355	-	-
Income (Loss) from Continuing Operations	11,219	1,249	(10,789)
Discontinued Operations (Note 12):			
Gain on Disposition of Hotel Properties	11,231	991	347
Impairment of Discontinued Assets	-	(30,248)	(2,433)
(Loss) Income from Discontinued Operations	(232)	1,040	(4,327)
Income (Loss) from Discontinued Operations	10,999	(28,217)	(6,413)
Net Income (Loss)	22,218	(26,968)	(17,202)
Loss Allocated to Noncontrolling Interests	158	1,734	845
Preferred Distributions	(14,000)	(10,499)	(4,800)
Net Income (Loss) applicable to Common Shareholders	$ 8,376	$ (35,733)	$ (21,157)

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

	2012		2011		2010	
Earnings Per Share:						
BASIC						
(Loss) from Continuing Operations applicable to Common Shareholders	$ (0.01)		$ (0.05)		$ (0.11)	
Income (Loss) from Discontinued Operations applicable to Common Shareholders	$ 0.05		$ (0.16)		(0.05)	
Net Income (Loss) applicable to Common Shareholders	$ 0.04		$ (0.21)		$ (0.16)	
DILUTED						
(Loss) from Continuing Operations applicable to Common Shareholders	$ (0.01)	*	$ (0.05)	*	$ (0.11)	*
Income (Loss) from Discontinued Operations applicable to Common Shareholders	$ 0.05	*	$ (0.16)	*	(0.05)	*
Net Income (Loss) applicable to Common Shareholders	$ 0.04	*	$ (0.21)	*	$ (0.16)	*
Weighted Average Common Shares Outstanding:						
Basic	187,415,270		168,753,382		134,370,172	
Diluted	187,415,270	*	168,753,382	*	134,370,172	*

* Income (loss) allocated to noncontrolling interest in Hersha Hospitality Limited Partnership has been excluded from the numerator and operating partnership units held by the limited partners of Hersha Hospitality Limited Partnership ("Common Units"), have been omitted from the denominator for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact. In addition, potentially dilutive common shares, if any, have been excluded from the denominator if they are anti-dilutive to income (loss) from continuing operations applicable to common shareholders.

The following table summarizes potentially dilutive securities that have been excluded from the denominator for the purpose of computing diluted earnings per share:

		Twelve Months Ended	
	December 31, 2012	December 31, 2011	December 31, 2010
Common Units of Limited Partnership Interest	7,208,123	7,295,112	8,628,492
Unvested Stock Awards Outstanding	433,097	584,216	396,328
Contingently Issuable Share Awards	2,778,545	2,097,456	934,097
Options to Acquire Common Shares Outstanding	275,580	2,360,156	2,327,219
Total potentially dilutive securities excluded from the denominator	10,695,345	12,336,940	12,286,136

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

	2012	2011	2010
Net income (loss)	**22,218**	**(26,968)**	**(17,202)**
Other comprehensive loss			
Change in fair value of derivative instruments	**(635)**	**(813)**	**(178)**
Comprehensive income (loss)	21,583	(27,781)	(17,380)
Less: Comprehensive loss attributable to noncontrolling interests	**158**	**1,734**	**845**
Comprehensive income (loss) attributable to common shareholders	$ 21,741	$ (26,047)	$ (16,535)

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT PER SHARE AMOUNTS]

	Shareholders' Equity											
	Class A Common Shares		Class B Common Shares		Series A Preferred Shares		Series B Preferred Shares					
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Distributions in Excess of Net Earnings	Total Shareholders' Equity
Balance at December 31, 2009	57,682,917	$ 577	-	$ -	2,400,000	$ 24	-	$ -	$ 487,481	$ (160)	$ (185,725)	$ 302,197
Unit Conversion	2,934,511	29	-	-	-	-	-	-	12,405	-	-	12,434
Reallocation of Noncontrolling Interest	-	-	-	-	-	-	-	-	(6,374)	-	-	(6,374)
Common Stock Issuance												
Common Stock Offering, net of costs	108,100,000	1,081	-	-	-	-	-	-	419,360	-	-	420,441
Common Units Issued for Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dividends and Distributions declared:												
Common Stock ($0.20 per share)	-	-	-	-	-	-	-	-	-	-	(29,277)	(29,277)
Preferred Stock ($2.00 per Series A share)	-	-	-	-	-	-	-	-	-	-	(4,800)	(4,800)
Common Units ($0.20 per share)	-	-	-	-	-	-	-	-	-	-	-	-
Dividend Reinvestment Plan	2,655	-	-	-	-	-	-	-	12	-	-	12
Stock Based Compensation												
Grants	485,555	5	-	-	-	-	-	-	259	-	-	264
Amortization	-	-	-	-	-	-	-	-	5,072	-	-	5,072
Distribution to Noncontrolling Interest in Consolidated Joint Ventures	-	-	-	-	-	-	-	-	-	-	-	-
Change in Fair Value of Derivative Instrument	-	-	-	-	-	-	-	-	-	(178)	-	(178)
Net Loss	-	-	-	-	-	-	-	-	-	-	(16,357)	(16,357)
Balance at December 31, 2010	169,205,638	$ 1,692	-	$ -	2,400,000	$ 24	-	$ -	$ 918,215	$ (338)	$ (236,159)	$ 683,434
Unit Conversion	195,000	2	-	-	-	-	-	-	637	-	-	639
Reallocation of Noncontrolling Interest	-	-	-	-	-	-	-	-	3,835	-	-	3,835
Preferred Stock Issuance												
Preferred Stock Offering, net of costs	-	-	-	-	-	-	4,600,000	46	110,931	-	-	110,977
Common Units Issued for Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dividends and Distributions declared:												
Common Stock ($0.23 per share)	-	-	-	-	-	-	-	-	-	-	(39,080)	(39,080)
Preferred Stock ($2.00 per Series A share)	-	-	-	-	-	-	-	-	-	-	(4,800)	(4,800)
Preferred Stock ($1.24 per Series B share)	-	-	-	-	-	-	-	-	-	-	(5,699)	(5,699)
Common Units ($0.23 per share)	-	-	-	-	-	-	-	-	-	-	-	-
Dividend Reinvestment Plan	2,933	-	-	-	-	-	-	-	14	-	-	14
Stock Based Compensation												
Grants	566,402	5	-	-	-	-	-	-	1,630	-	-	1,635
Amortization	-	-	-	-	-	-	-	-	5,765	-	-	5,765
Contribution by Noncontrolling Interests in consolidated joint venture	-	-	-	-	-	-	-	-	-	-	-	-
Deconsolidation of consolidated joint venture	-	-	-	-	-	-	-	-	-	-	-	-
Change in Fair Value of Derivative Instruments	-	-	-	-	-	-	-	-	-	(813)	-	(813)
Net Loss	-	-	-	-	-	-	-	-	-	-	(25,234)	(25,234)
Balance at December 31, 2011	169,969,973	$ 1,699	-	-	2,400,000	$ 24	4,600,000	$ 46	$ 1,041,027	$ (1,151)	$ (310,972)	$ 730,673
Unit Conversion	157,810	1	-	-	-	-	-	-	571	-	-	572
Reallocation of Noncontrolling Interest	-	-	-	-	-	-	-	-	(966)	-	-	(966)
Common Stock Issuance												
Common Stock Offering, net of costs	24,000,000	240	-	-	-	-	-	-	128,318	-	-	128,558
Common Stock Option Cancellation	2,521,561	25	-	-	-	-	-	-	(25)	-	-	-
Dividends and Distributions declared:												
Common Stock ($0.24 per share)	-	-	-	-	-	-	-	-	-	-	(46,138)	(46,138)
Preferred Stock ($2.00 per Series A share)	-	-	-	-	-	-	-	-	-	-	(3,600)	(3,600)
Preferred Stock ($2.00 per Series B share)	-	-	-	-	-	-	-	-	-	-	(10,400)	(10,400)
Common Units ($0.24 per share)	-	-					-	-	-	-	-	-
Dividend Reinvestment Plan	5,117	-	-	-	-	-	-	-	24	-	-	24
Stock Based Compensation												
Grants	2,017,895	21	-	-	-	-	-	-	2,616	-	-	2,637
Amortization	-	-	-	-	-	-	-	-	6,727	-	-	6,727
Consolidation of Variable Interest Entity	-	-	-	-	-	-	-	-	-	-	-	-
Deconsolidation of Consolidated Joint Ventures	-	-	-	-	-	-	-	-	-	-	-	-
Change in Fair Value of Derivative Instruments	-	-	-	-	-	-	-	-	-	(635)	-	(635)
Net Income	-	-	-	-	-	-	-	-	-	-	22,376	22,376
Balance at December 31, 2012	198,672,356	$ 1,986	-	$ -	2,400,000	$ 24	4,600,000	$ 46	$ 1,178,292	$ (1,786)	$ (348,734)	$ 829,828

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS]

		Noncontrolling Interests						Redeemable Noncontrolling Interests	
		Common Units						Common Units	
	Total Shareholders' Equity	Shares	Dollars	Consolidated Joint Ventures	Consolidated Variable Interest Entity	Total Noncontrolling Interests	Total Equity	Shares	Dollars
Balance at December 31, 2009	$ 302,197	5,637,558	$ 27,126	$ 267	$ -	$ 27,393	$ 329,590	3,064,252	$ 14,733
Unit Conversion	12,434	(2,884,511)	(12,203)	-	-	(12,203)	231	(50,000)	(230)
Reallocation of Noncontrolling Interest	(6,374)	-	-	-	-	-	(6,374)	-	6,374
Common Stock Issuance						-			
Common Stock Offering, net of costs	420,441	-	-	-	-	-	420,441	-	-
Common Units Issued for Acquisitions	-	1,651,613	6,256	-	-	6,256	6,256	-	-
Dividends and Distributions declared:						-			
Common Stock ($0.20 per share)	(29,277)	-	0	-	-	-	(29,277)	-	-
Preferred Stock ($2.00 per Series A share)	(4,800)	-	-	-	-	-	(4,800)	-	-
Common Units ($0.20 per share)	-	-	(1,090)	-	-	(1,090)	(1,090)	-	(610)
Dividend Reinvestment Plan	12	-	-	-	-	-	12	-	-
Stock Based Compensation						-			
Grants	264	-	-	-	-	-	264	-	-
Amortization	5,072	-	-	-	-	-	5,072	-	-
Distribution to Noncontrolling Interest in Consolidated Joint Ventures	-	-	-	-	-	-	-	-	-
Change in Fair Value of Derivative Instrument	(178)	-	-	-	-	-	(178)	-	-
Net Loss	(16,357)	-	(679)	207	-	(472)	(16,829)	-	(373)
Balance at December 31, 2010	$ 683,434	4,404,660	19,410	474	-	19,884	703,318	3,014,252	19,894
Unit Conversion	639	(245,000)	(868)	-	-	(868)	(229)	50,000	230
Reallocation of Noncontrolling Interest	3,835	-	(13)	-	-	(13)	3,822	-	(3,822)
Preferred Stock Issuance						-			
Preferred Stock Offering, net of costs	110,977	-	-	-	-	-	110,977	-	-
Common Units Issued for Acquisitions	-	46,404	204	-	-	204	204	-	-
Dividends and Distributions declared:						-			
Common Stock ($0.23 per share)	(39,080)	-	-	-	-	-	(39,080)	-	-
Preferred Stock ($2.00 per Series A share)	(4,800)	-	-	-	-	-	(4,800)	-	-
Preferred Stock ($1.24 per Series B share)	(5,699)	-	-	-	-	-	(5,699)		
Common Units ($0.23 per share)	-	-	(969)	-	-	(969)	(969)	-	(702)
Dividend Reinvestment Plan	14	-	-	-	-	-	14	-	-
Stock Based Compensation						-			
Grants	1,635	-	-	-	-	-	1,635	-	-
Amortization	5,765	-	-	-	-	-	5,765	-	-
Contribution by Noncontrolling Interests in consolidated joint venture	-	-	-	342	-	342	342		
Deconsolidation of consolidated joint venture	-	-	-	(322)	-	(322)	(322)	-	-
Change in Fair Value of Derivative Instruments	(813)	-	-	-	-	-	(813)	-	-
Net Loss	(25,234)	-	(902)	(187)	-	(1,089)	(26,323)	-	(645)
Balance at December 31, 2011	$ 730,673	4,206,064	$ 16,862	$ 307	$ -	$ 17,169	$ 747,842	3,064,252	$ 14,955
Unit Conversion	572	(157,810)	(572)	-	-	(572)	-	-	-
Reallocation of Noncontrolling Interest	(966)	-	-	-	-	-	(966)	-	966
Common Stock Issuance									
Common Stock Offering, net of costs	128,558	-	-	-	-	-	128,558	-	-
Common Stock Option Cancellation	-	-	-	-	-	-	-	-	-
Dividends and Distributions declared:									
Common Stock ($0.24 per share)	(46,138)	-	-	-	-	-	(46,138)	-	-
Preferred Stock ($2.00 per Series A share)	(3,600)	-	-	-	-	-	(3,600)	-	-
Preferred Stock ($2.00 per Series B share)	(10,400)	-	-	-	-	-	(10,400)	-	-
Common Units ($0.24 per share)	-	-	(991)	-	-	(991)	(991)	-	(736)
Dividend Reinvestment Plan	24	-	-	-	-	-	24	-	-
Stock Based Compensation									
Grants	2,637	-	-	-	-	-	2,637	-	-
Amortization	6,727	-	-	-	-	-	6,727	-	-
Consolidation of Variable Interest Entity	-	-	-	-	956	956	956	-	-
Deconsolidation of Consolidated Joint Ventures	-	-	-	(307)	-	(307)	(307)	-	-
Change in Fair Value of Derivative Instruments	(635)	-	-	-	-	-	(635)	-	-
Net Income	22,376	-	185	-	(480)	(295)	22,081	-	136
Balance at December 31, 2012	$ 829,828	4,048,254	$ 15,484	$ -	$ 476	$ 15,960	$ 845,788	3,064,252	$ 15,321

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS]

	2012	2011	2010
Operating activities:			
Net income (loss)	$ 22,218	$ (26,968)	$ (17,202)
Adjustments to reconcile net loss			
to net cash provided by operating activities:			
Gain on disposition of hotel properties	(11,231)	(991)	(347)
Impairment of assets	-	30,165	2,410
Income tax benefit	(3,355)	-	-
Depreciation	56,071	55,704	51,823
Amortization	3,680	3,739	2,975
Debt extinguishment	2,261	145	725
Development loan interest added to principal	(678)	(2,094)	(2,559)
Equity in loss (income) of unconsolidated joint ventures	2,124	(1,290)	(2,257)
Distributions from unconsolidated joint ventures	1,387	132	-
Loss recognized on change in fair value of derivative instrument	658	125	12
Stock based compensation expense	9,678	7,590	6,649
Change in assets and liabilities:			
(Increase) decrease in:			
Hotel accounts receivable	(235)	(1,358)	(1,694)
Escrows	(1,944)	(4,378)	(294)
Other assets	(2,683)	(914)	(273)
Due from related parties	(5,500)	(1,120)	(2,514)
Increase (decrease) in:			
Due to related parties	1,541	1,993	(131)
Accounts Payable, Accrued Expenses and Other Liabilities	(2,236)	(1,812)	5,163
Net cash provided by operating activities	71,756	58,668	42,486
Investing activities:			
Purchase of hotel property assets	(67,637)	(167,149)	(260,755)
Deposits on hotel acquisitions, net	(18,750)	(18,000)	(5,500)
Capital expenditures	(28,443)	(26,201)	(10,328)
Cash paid for hotel development projects	(10,171)	(32,120)	(21,771)
Proceeds from disposition of hotel properties	63,722	2,361	2,863
Net changes in capital expenditure escrows	(4,454)	(1,299)	(885)
Repayments from and advances to unconsolidated joint ventures, net	(130)	13,285	(14,191)
Investment in notes receivable	(150)	-	-
Repayment of development loans receivable	8,000	-	-
Repayments from and investment in notes receivable			
from unconsolidated joint venture, net	1,720	(1,570)	-
Distributions from unconsolidated joint venture	476	-	-
Cash paid for franchise fee intangible	-	(65)	-
Net cash used in investing activities	(55,817)	(230,758)	(310,567)
Financing activities:			
Proceeds from (repayments of) borrowings under line of credit, net	(51,000)	5,000	(33,200)
Proceeds from unsecured term loan borrowing	100,000	-	-
Principal repayment of mortgages and notes payable	(187,478)	(8,193)	(61,810)
Proceeds from mortgages and notes payable	98,695	71,278	31,505
Cash paid for deferred financing costs	(96)	(868)	(4,016)
Proceeds from issuance of preferred stock, net	-	110,977	-
Proceeds from issuance of common stock, net	128,558	-	420,441
Acquisition of interest rate cap	-	-	(394)
Dividends paid on common shares	(44,391)	(37,323)	(23,688)
Dividends paid on preferred shares	(14,000)	(8,199)	(4,800)
Distributions paid on common partnership units	(1,736)	(1,610)	(1,765)
Net cash provided by financing activities	28,552	131,062	322,273
Net increase (decrease) in cash and cash equivalents	44,491	(41,028)	54,192
Cash and cash equivalents - beginning of period	24,568	65,596	11,404
Cash and cash equivalents - end of period	$ 69,059	$ 24,568	$ 65,596

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hersha Hospitality Trust ("we" or the "Company") was formed in May 1998 as a self-administered, Maryland real estate investment trust. We have elected to be taxed and expect to continue to elect to be taxed as a real estate investment trust, or REIT, for federal income tax purposes.

The Company owns a controlling general partnership interest in Hersha Hospitality Limited Partnership ("HHLP" or the "Partnership"), which owns a 99% limited partnership interest in various subsidiary partnerships. Hersha Hospitality, LLC ("HHLLC"), a Virginia limited liability company, owns a 1% general partnership interest in the subsidiary partnerships and the Partnership is the sole member of HHLLC.

The Partnership owns a taxable REIT subsidiary ("TRS"), 44 New England Management Company ("44 New England" or "TRS Lessee"), to lease certain of the Company's hotels.

Hersha's common shares of beneficial interest trade on the New York Stock Exchange ("the NYSE") under the ticker symbol "HT", its 8.0% Series A preferred shares of beneficial interest trade on the NYSE under the ticker symbol "HT PR A", and its 8.0% Series B preferred shares of beneficial interest trade on the NYSE under the ticker symbol "HT PR B."

As of December 31, 2012, the Company, through the Partnership and subsidiary partnerships, wholly owned 57 limited and full service hotels. All of the wholly owned hotel facilities are leased to the Company's TRS, 44 New England.

In addition to the wholly owned hotel properties, as of December 31, 2012, the Company owned joint venture interests in another seven properties. The properties owned by the joint ventures are leased to a TRS owned by the joint venture or to an entity owned by the joint venture partners and 44 New England. The following table lists the properties owned by these joint ventures:

Joint Venture	Ownership	Property	Location	Lessee/Sublessee
Unconsolidated Joint Ventures				
Mystic Partners, LLC	66.7%	Marriott	Mystic, CT	Mystic Partners Leaseco, LLC
	8.8%	Hilton	Hartford, CT	Mystic Partners Leaseco, LLC
	66.7%	Courtyard	Norwich, CT	Mystic Partners Leaseco, LLC
	66.7%	Courtyard	Warwick, RI	Mystic Partners Leaseco, LLC
	15.0%	Marriott	Hartford, CT	Mystic Partners Leaseco, LLC
SB Partners, LLC	50.0%	Holiday Inn Express	South Boston, MA	South Bay Sandeep, LLC
Hiren Boston, LLC	50.0%	Courtyard	South Boston, MA	South Bay Boston, LLC

Mystic Partners, LLC owns an interest in five hotel properties. Our interest in Mystic Partners, LLC is relative to our interest in each of the five properties owned by the joint venture as defined in the joint venture's governing documents. Each of the five properties owned by Mystic Partners, LLC is leased to a separate entity that is consolidated in Mystic Partners Leaseco, LLC which is owned by 44 New England and our joint venture partner in Mystic Partners, LLC.

The properties are managed by eligible independent management companies, including Hersha Hospitality Management, LP ("HHMLP"). HHMLP is owned in part by three of the Company's executive officers, two of its trustees and other third party investors.

Principles of Consolidation and Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include all of our accounts as well as accounts of the Partnership, subsidiary partnerships and our wholly owned TRS Lessee. All significant inter-company amounts have been eliminated.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidated properties are either wholly owned or owned less than 100% by the Partnership and are controlled by the Company as general partner of the Partnership. Properties owned in joint ventures are also consolidated if the determination is made that we are the primary beneficiary in a variable interest entity (VIE) or we maintain control of the asset through our voting interest in the entity. Control can be demonstrated when the general partner has the power to impact the economic performance of the partnership, which includes the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnerships without the consent of the limited partners and the inability of the limited partners to replace the general partner. Control can be demonstrated by the limited partners if the limited partners have the right to dissolve or liquidate the partnership or otherwise remove the general partner without cause or have rights to participate in the significant decisions made in the ordinary course of the partnership's business.

We evaluate each of our investments and contractual relationships to determine whether they meet the guidelines of consolidation. Entities are consolidated if the determination is made that we are the primary beneficiary in a variable interest entity (VIE) or we maintain control of the asset through our voting interest or other rights in the operation of the entity. To determine if we are the primary beneficiary of a VIE, we evaluate whether we have a controlling financial interest in that VIE. An enterprise is deemed to have a controlling financial interest if it has i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and ii) the obligation to absorb losses of the VIE that could be significant to the VIE or the rights to receive benefits from the VIE that could be significant to the VIE. Control can also be demonstrated by the ability of a member to manage day-to-day operations, refinance debt and sell the assets of the partnerships without the consent of the other member and the inability of the members to replace the managing member. Based on our examination, the following entities were determined to be VIE's: Mystic Partners, LLC; Mystic Partners Leaseco, LLC; South Bay Boston, LLC; Brisam Management DE, LLC; Hersha Statutory Trust I; and Hersha Statutory Trust II. Mystic Partners, LLC is a VIE entity, however because we are not the primary beneficiary it is not consolidated by the Company. Our maximum exposure to losses due to our investment in Mystic Partners, LLC is limited to our investment in the joint venture which is $9,751 as of December 31, 2012. Also, Mystic Partners Leaseco, LLC; and South Bay Boston, LLC lease hotel properties from our joint venture interests and are VIEs. These entities are consolidated by the lessors, the primary beneficiaries of each entity. Brisam Management DE, LLC is consolidated in our financial statements, as we are considered to be the primary beneficiary. Hersha Statutory Trust I and Hersha Statutory Trust II are VIEs but HHLP is not the primary beneficiary in these entities. Accordingly, the accounts of Hersha Statutory Trust I and Hersha Statutory Trust II are not consolidated with and into HHLP.

We allocate resources and assess operating performance based on individual hotels and consider each one of our hotels to be an operating segment. All of our individual operating segments meet the aggregation criteria. All of our other real estate investment activities are immaterial and meet the aggregation criteria, and thus, we report one segment: investment in hotel properties.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Although we believe the assumptions and estimates we made are reasonable and appropriate, as discussed in the applicable sections throughout these Consolidated Financial Statements, different assumptions and estimates could materially impact our reported results. The current economic environment has increased the degree of

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

uncertainty inherent in these estimates and assumptions and changes in market conditions could impact our future operating results.

Investment in Hotel Properties

The Company allocates the purchase price of hotel properties acquired based on the fair value of the acquired real estate, furniture, fixtures and equipment, and intangible assets and the fair value of liabilities assumed, including debt. The fair value allocations were determined using Level 3 inputs, which are typically unobservable and are based on our own assumptions, as there is little, if any, related market activity. The Company's investments in hotel properties are carried at cost and are depreciated using the straight-line method over the following estimated useful lives:

Building and Improvements	7 to 40 Years
Furniture, Fixtures and Equipment	2 to 7 Years

The Company periodically reviews the carrying value of each hotel to determine if circumstances indicate impairment to the carrying value of the investment in the hotel or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, the Company will prepare an estimate of the undiscounted future cash flows, without interest charges, of the specific hotel. Based on the properties undiscounted future cash flows, the Company will determine if the investment in such hotel is recoverable. If impairment is indicated, an adjustment will be made to reduce the carrying value of the hotel to reflect the hotel at fair value.

We consider a hotel to be held for sale when management and our independent trustees commit to a plan to sell the property, the property is available for sale, management engages in an active program to locate a buyer for the property and it is probable the sale will be completed within a year of the initiation of the plan to sell.

Investment in Unconsolidated Joint Ventures

If it is determined that we do not have a controlling interest in a joint venture, either through our financial interest in a VIE or our voting interest in a voting interest entity, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliates as they occur rather than as dividends or other distributions are received, limited to the extent of our investment in, advances to and commitments for the investee. Pursuant to our joint venture agreements, allocations of profits and losses of some of our investments in unconsolidated joint ventures may be allocated disproportionately as compared to nominal ownership percentages due to specified preferred return rate thresholds.

The Company periodically reviews the carrying value of its investment in unconsolidated joint ventures to determine if circumstances indicate impairment to the carrying value of the investment that is other than temporary. When an impairment indicator is present, we will estimate the fair value of the investment. Our estimate of fair value takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. This determination requires significant estimates by management, including the expected cash flows to be generated by the assets owned and operated by the joint venture. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount over the fair value of our investment in the unconsolidated joint venture.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Development Loans Receivable

The Company provides secured first-mortgage and mezzanine financing to hotel developers. Development loans receivable are recorded at cost and are reviewed for potential impairment on an on-going basis. The Company's development loans receivable are each secured by various hotel or hotel development properties or partnership interests in hotel or hotel development properties. We have determined that the borrowers generally are not VIEs, or in the limited instances where we have determined that the borrower is a VIE, our interest does not represent a controlling financial interest. Accordingly, we do not consolidate the operating results of the borrower in our consolidated financial statements. Our evaluation of this determination was made by reviewing the sufficiency of the borrower's equity at risk, the rights of the borrower, and which party has i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and ii) the obligation to absorb losses of the VIE that could be significant to the VIE or the rights to receive benefits from the VIE that could be significant to the VIE. The analysis utilized by the Company in evaluating the development loans receivable involves considerable management judgment and assumptions.

A development loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan's contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in banks plus short-term investments with an initial maturity of three months or less when purchased.

Escrow Deposits

Escrow deposits include reserves for debt service, real estate taxes, and insurance and reserves for furniture, fixtures, and equipment replacements, as required by certain mortgage debt agreement restrictions and provisions.

Hotel Accounts Receivable

Hotel accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. The Company generally does not require collateral. Ongoing credit evaluations are performed and an allowance for potential losses from uncollectible accounts is provided against the portion of accounts receivable that is estimated to be uncollectible.

Deferred Financing Costs

Deferred financing costs are recorded at cost and amortized over the terms of the related indebtedness using the effective interest method.

Due from/to Related Parties

Due from/to Related Parties represents current receivables and payables resulting from transactions related to hotel management and project management with affiliated entities. Due from related parties results primarily from advances of shared costs incurred and interest receivable on development loans made to related parties. Due

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

to affiliates results primarily from hotel management and project management fees incurred. Both due to and due from related parties are generally settled within a period not to exceed one year.

Intangible Assets

Intangible assets consist of leasehold intangibles for above-market and below-market value of in-place leases and deferred franchise fees. The leasehold intangibles are amortized over the remaining lease term. Deferred franchise fees are amortized using the straight-line method over the life of the franchise agreement.

Development Project Capitalization

We have opportunistically engaged in the development of hotel assets. We capitalize expenditures related to hotel development projects and renovations, including indirect costs such as interest expense, real estate taxes, and utilities related to hotel development projects and renovations.

Noncontrolling Interest

Noncontrolling interest in the Partnership represents the limited partner's proportionate share of the equity of the Partnership. Income (loss) is allocated to noncontrolling interest in accordance with the weighted average percentage ownership of the Partnership during the period. At the end of each reporting period the appropriate adjustments to the income (loss) are made based upon the weighted average percentage ownership of the Partnership during the period. Our ownership interest in the Partnership as of December 31, 2012, 2011 and 2010 was 96.5%, 95.9%, and 95.8%, respectively.

We define a noncontrolling interest as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Such noncontrolling interests are reported on the consolidated balance sheets within equity, but separately from the shareholders' equity. Revenues, expenses and net income or loss attributable to both the Company and noncontrolling interests are reported on the consolidated statements of operations.

In accordance with US GAAP, we classify securities that are redeemable for cash or other assets at the option of the holder, or not solely within the control of the issuer, outside of permanent equity in the consolidated balance sheet. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considers the guidance in US GAAP to evaluate whether the Company controls the actions or events necessary to issue the maximum number of common shares that could be required to be delivered at the time of settlement of the contract.

We classify the noncontrolling interests of our consolidated joint ventures and certain Common Units ("Nonredeemable Common Units") as equity. The noncontrolling interests of Nonredeemable Common Units totaled $15,484 as of December 31, 2012 and $16,862 as of December 31, 2011. As of December 31, 2012, there were 4,048,254 Nonredeemable Common Units outstanding with a fair market value of $20,241, based on the price per share of our common shares on the NYSE on such date. In accordance with the partnership agreement of the Partnership, holders of these units may redeem them for cash unless we, in our sole and absolute discretion, elect to issue common shares on a one-for-one basis in lieu of paying cash.

Prior to February 1, 2013, certain Common Units ("Redeemable Common Units") had been pledged as collateral in connection with a pledge and security agreement entered into by the Company and the holders of the Redeemable Common Units. The redemption feature contained in the pledge and security agreement where the

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Redeemable Common Units served as collateral contains a provision that could result in a net cash settlement outside of the control of the Company. As a result, prior to February 1, 2013, the Redeemable Common Units were classified in the mezzanine section of the consolidated balance sheets as they do not meet the requirements for equity classification under US GAAP. Effective February 1, 2013, the aforementioned pledge and security agreement is no longer in place and therefore these Common Units will be treated as Nonredeemable Common Units in future filings. The carrying value of the Redeemable Common Units equals the greater of carrying value based on the accumulation of historical cost or the redemption value. As of December 31, 2012, there were 3,064,252 Redeemable Common Units outstanding with a redemption value equal to the fair value of the Redeemable Common Units, or $15,321. The redemption value of the Redeemable Common Units is based on the price per share of our common shares on the NYSE on such date. As of December 31, 2012, the Redeemable Common Units were valued on the consolidated balance sheets at redemption value since the Redeemable Common Units redemption value was greater than historical cost of $11,753. As of December 31, 2011, the Redeemable Common Units were valued on the consolidated balance sheets at redemption value since the Redeemable Common Units redemption value was greater than historical cost of $12,402.

Net income or loss attributed to Nonredeemable Common Units and Redeemable Common Units (collectively, "Common Units"), as well as the net income or loss related to the noncontrolling interests of our consolidated joint ventures and consolidated variable interest entity, is included in net income or loss in the consolidated statements of operations. Net income or loss attributed to the Common Units and the noncontrolling interests of our consolidated joint ventures and consolidated variable interest entity is excluded from net income or loss applicable to common shareholders in the consolidated statements of operations.

Shareholders' Equity

On December 20, 2012, our Board of Trustees approved the repurchase of up to an aggregate of $75,000,000 of common stock. The program is expected to continue through December 31, 2013. As of December 31, 2012, we did not repurchase any shares pursuant to the share repurchase program.

On May 8, 2012, we closed on a public offering in which we issued and sold 24,000,000 common shares through several underwriters for net proceeds to us of approximately $128,558. Immediately upon the closing the offering, we contributed all of the net proceeds of the offering to HHLP in exchange for additional Common Units. HHLP used the net proceeds of this offering to reduce some of the indebtedness outstanding under our revolving line of credit facility and for general corporate purposes, including the funding of future acquisitions.

On August 4, 2009, we entered into a purchase agreement with Real Estate Investment Group L.P. ("REIG"), pursuant to which we sold 5,700,000 common shares at a price of $2.50 per share to REIG for gross proceeds of $14,250. We also granted REIG the option to buy up to an additional 5,700,000 common shares at a price of $3.00 per share, which was exercisable through August 4, 2014. On February 13, 2012, pursuant to the terms of the original option, we called in and canceled the option granted to REIG in exchange for the issuance of 2,521,561 common shares with an aggregate value equal to $13,566. This amount equals the volume weighted average price per common share for the 20 trading days prior to the exercise of the option, less the $3.00 option price, multiplied by the 5,700,000 common shares remaining under the option.

On May 18, 2011, we completed a public offering of 4,600,000 8.00% Series B Cumulative Redeemable Preferred Shares ("Series B Preferred Shares"), liquidation preference $25.00 per share, including 600,000 Series B Preferred Shares subject to an overallotment option exercised by the underwriters. Net proceeds of the offering, less expenses and underwriters commissions, were approximately $110,977. Net proceeds from the offering were used to reduce some of the indebtedness outstanding under our revolving line of credit facility and to fund a portion of the purchase price of Courtyard by Marriott, Westside, Los Angeles, CA, which was acquired on May 19, 2011.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On January 21, 2010, we completed a public offering in which 51,750,000 common shares, including 6,750,000 common shares subject to an overallotment option exercised by the underwriters, were sold by us through several underwriters for net proceeds to us of approximately $148,955 before the payment of offering-related expenses. Immediately upon closing the offering, we contributed all of the net proceeds of the offering to HHLP in exchange for additional Common Units.
On March 24, 2010, we completed a public offering in which 27,600,000 common shares, including 3,600,000 common shares subject to an overallotment option exercised by the underwriters, were sold by us through several underwriters for net proceeds to us of approximately $112,762 before the payment of offering-related expenses. Immediately upon closing the offering, we contributed all of the net proceeds of the offering to the Partnership in exchange for additional Common Units.

On October 22, 2010, we completed a public offering in which 28,750,000 common shares, including 3,750,000 common shares subject to an overallotment option exercised by the underwriters, were sold by us through several underwriters for net proceeds to us of approximately $160,017 before the payment of offering-related expenses. Immediately upon closing the offering, we contributed all of the net proceeds of the offering to HHLP in exchange for additional Common Units. HHLP used the net proceeds of this offering to reduce some of the indebtedness outstanding under our revolving line of credit facility and secured debt on several of our existing assets and intends to use the remainder for general corporate purposes, including repayment of debt and future acquisitions.

Stock Based Compensation

We measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation cost is amortized on a straight line basis over the period during which an employee is required to provide service in exchange for the award. The compensation cost related to performance awards that are contingent upon market based criteria being met is recorded at the fair value of the award on the date of the grant and amortized over the performance period.

Derivatives and Hedging

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps and interest rate caps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. Interest rate caps designated as cash flow hedges limit the Company's exposure to increased cash payments due to increases in variable interest rates.

Revenue Recognition

We recognize revenue and expense for all consolidated hotels as hotel operating revenue and hotel operating expense when earned and incurred. These revenues are recorded net of any sales or occupancy taxes collected from our guests. We participate in frequent guest programs sponsored by the brand owners of our hotels and we expense the charges associated with those programs, as incurred.

Interest income on development loan financing is recorded in the period earned based on the interest rate of the loan and outstanding balance during the period. Development loans receivable and accrued interest on the development loans receivable are evaluated to determine if outstanding balances are collectible. Interest is recorded only if it is determined the outstanding loan balance and accrued interest balance are collectible.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other revenues consist primarily of fees earned for asset management services provided to hotels we own through unconsolidated joint ventures. Fees are earned as a percentage of hotel revenue and are recorded in the period earned to the extent of the noncontrolling interest ownership.

Income Taxes

The Company qualifies as a REIT under applicable provisions of the Internal Revenue Code, as amended, and intends to continue to qualify as a REIT. In general, under such provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income will not be subject to Federal income tax to the extent of the income which it distributes. Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation of hotel properties for Federal income tax purposes.

Deferred income taxes relate primarily to the TRS Lessee and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of the TRS Lessee and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

The Company may recognize a tax benefit from an uncertain tax position when it is more-likely-than-not (defined as a likelihood of more than 50%) that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. If a tax position does not meet the more-likely-than-not recognition threshold, despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the statements of operations. The Company recognizes interest and penalties, as applicable, related to unrecognized tax benefits as a component of income tax expense. The Company recognizes unrecognized tax benefits in the period that the uncertainty is eliminated by either affirmative agreement of the uncertain tax position by the applicable taxing authority, or by expiration of the applicable statute of limitation. For the years ended December 31, 2012, 2011 and 2010, the Company did not record any uncertain tax positions. As of December 31, 2012, with few exceptions, the Company is subject to tax examinations by U.S. federal, state, and local income tax authorities for years 2003 through 2012.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

Effective January 1, 2012, we adopted ASC Update No. 2011-05 concerning the presentation of comprehensive income. The amendment provides guidance to improve comparability, consistency, and transparency of financial reporting. The amendment also eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. Instead, entities will be required to present all non-owner changes in stockholders' equity as either a single continuous statement of comprehensive income or in two separate but consecutive statements, for which we have elected to present two separate but consecutive statements.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 2 - INVESTMENT IN HOTEL PROPERTIES

Investment in hotel properties consists of the following at December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Land	$ 305,286	$ 278,442
Buildings and Improvements	1,214,865	1,090,280
Furniture, Fixtures and Equipment	171,892	151,600
Construction in Progress	40,572	32,298
	1,732,615	1,552,620
Less Accumulated Depreciation	(265,902)	(211,084)
Total Investment in Hotel Properties	$ 1,466,713	$ 1,341,536

Depreciation expense was $55,956, $55,336 and $51,823 (including depreciation on assets held for sale) for the years ended December 31, 2012, 2011, and 2010, respectively.

Acquisitions

During the year ended December 31, 2012, we acquired the following wholly-owned hotel and hotel development properties:

On August 13, 2012, the Company purchased, from an unaffiliated seller, the remaining 50% ownership in Inn America Hospitality at Ewing, LLC ("Inn at Ewing"), the owner of the Courtyard by Marriot, Ewing, NJ. Consideration given for this interest in Inn at Ewing included the assumption of the property's mortgage debt of $12,875.

Hotel	Acquisition Date	Land	Buildings and Improvements	Furniture Fixtures and Equipment	Franchise Fees, Loan Costs, and Leasehold Intangible	Leasehold Liability	Acquisition Costs	Construction in Progress	Total Purchase Price	Fair Value of Assumed Debt
The Rittenhouse Hotel, Philadelphia, PA	3/1/12	$ 7,119	$ 29,605	$ 3,580	$ 2,156	$ (827)	$ 963	$ -	$ 42,596	$ -
Bulfinch Hotel, Boston, MA	5/7/12	1,456	14,954	1,790	-	-	61	-	18,261	-
Holiday Inn Express, New York, NY	6/18/12	30,329	57,016	2,856	98	-	67	-	90,366	73,038
Courtyard by Marriot, Ewing, NJ	8/13/12	950	9,835	1,415	30	-	8	-	12,238	12,875
Total		$ 39,854	$ 111,410	$ 9,641	$ 2,284	$ (827)	$ 1,099	$ -	$ 163,461	$ 85,913

On June 18, 2012, the Company purchased, from an unaffiliated seller, the remaining 50% ownership interest in Metro 29th Street Associates, LLC ("Metro 29th"), the lessee of the Holiday Inn Express, New York, NY. Consideration given for this interest in Metro 29th included $10,000 cash and the forgiveness of approximately $800 of accrued interest payable under a mezzanine loan made by the Company to an affiliate of the seller. Brisam Management DE, LLC ("Brisam"), as the owner of the land, building and improvements leased by Metro 29th, is considered a variable interest entity and, based on our evaluation, we determined that we are the primary beneficiary of this variable interest entity and therefore Brisam is consolidated in our financial statements. As a result, we included in our consolidated financial statements approximately $90,201 in investment in hotel properties and an aggregate of $73,038 in first mortgage and mezzanine debt at acquisition. On the date we acquired the remaining interest in Metro 29th, we determined that the stated rate of interest on the first mortgage debt was above market and, accordingly, recorded a $3,436 premium. Also included in this transaction was an option to acquire the equity interests in the entity owning the real estate assets or the real estate assets

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 2 - INVESTMENT IN HOTEL PROPERTIES (continued)

from Brisam for nominal consideration. The option is exercisable by the Company after September 1, 2016 or before that date in the event of certain specified events. This option may be put to the Company by the Seller at any time. On June 29, 2012, the Company repaid the $15,000 mezzanine debt.

As shown in the table below, included in the consolidated statements of operations for the year ended December 31, 2012 are total revenues of $31,476 and total net income of $1,085 for hotels we have acquired and consolidated since the date of acquisition. These amounts represent the results of operations for these hotels since the date of acquisition:

	December 31, 2012	
Hotel	Revenue	Net (Loss) Income
The Rittenhouse Hotel, Philadelphia, PA	**$ 16,886**	**$ (1,834)**
Bulfinch Hotel, Boston, MA	2,791	574
Holiday Inn Express, New York, NY	**10,170**	**2,142**
Courtyard by Marriot, Ewing, NJ	1,620	203
Total	**$ 31,467**	**$ 1,085**

During the year ended December 31, 2011 we acquired the following wholly owned hotel properties:

Hotel	Acquisition Date	Land	Buildings and Improvements	Furniture Fixtures and Equipment	Franchise Fees, Loan Costs, and Leasehold Intangible (Liability)	Acquisition Costs	Construction in Progress	Total Purchase Price	Fair Value of Assumed Debt
Holiday Inn Express, Water Street, New York, NY	3/25/11	$ 7,341	$ 28,591	$ 2,704	$ 28	$ 716	$ -	$ 39,380	$ -
Capitol Hill Suites, Washington, DC	4/15/11	8,095	35,141	4,264	254	1,043	-	48,797	32,500
Courtyard by Marriott, Westside, Los Angeles, CA	5/19/11	13,489	27,025	6,486	148	165	-	47,313	-
Hampton Inn, Pearl Street, New York, NY	7/22/11	-	-	-	-	-	28,300	28,300	
Courtyard by Marriott, Miami, FL	11/16/11	35,699	55,805	6,142	(1,979)	236	-	95,903	30,052
Total		$ 64,624	$ 146,562	$ 19,596	$ (1,549)	$ 2,160	$ 28,300	$ 259,693	$ 62,552

As shown in the table below, included in the consolidated statements of operations for the year ended December 31, 2012 are total revenues of $48,084 and total net income of $2,573 and for the year ended December 31, 2011 are total revenues of $19,476 and total net loss of $684 for hotels we have acquired and consolidated since the date of acquisition. These amounts represent the results of operations for these hotels since the date of acquisition:

	December 31, 2012		December 31, 2011	
Hotel	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)
Holiday Inn Express, Water Street, New York, NY	$ 5,847	$ 1,142	$ 5,605	$ 785
Capitol Hill Suites, Washington, DC	7,570	(301)	5,327	(1,601)
Courtyard by Marriott, Westside, Los Angeles, CA	**11,871**	**865**	**6,760**	**557**
Courtyard by Marriott, Miami, FL	15,952	1,703	1,716	(135)
Sheraton, New Castle, DE	**6,844**	**(836)**	**68**	**(290)**
Total	$ 48,084	$ 2,573	$ 19,476	$ (684)

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 2 - INVESTMENT IN HOTEL PROPERTIES (continued)

Pro Forma Results (Unaudited)

The following condensed pro forma financial data are presented as if all acquisitions completed since January 1, 2012 and 2011 had been completed on January 1, 2011 and 2010. Properties acquired without any operating history are excluded from the condensed pro forma operating results. The condensed pro forma financial data are not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisitions had been consummated on January 1, 2012 and 2011 at the beginning of the year presented, nor does it purport to represent the results of operations for future periods.

	For the Year Ended December 31,	
	2012	2011
Pro Forma Total Revenues	$ 370,177	$ 345,093
Pro Forma Income (Loss) from Continuing Operations	$ 10,986	$ 2,367
Income (loss) from Discontinued Operations	10,999	(28,217)
Pro Forma Net Income (loss)	21,985	(25,850)
Loss allocated to Noncontrolling Interest	166	(1,780)
Preferred Distributions	(14,000)	(10,499)
Pro Forma Net Income (loss) applicable to Common Shareholders	$ 8,151	$ (38,129)
Pro Forma Income (Loss) applicable to Common Shareholders per Common Share		
Basic	$ 0.04	$ (0.23)
Diluted	$ 0.04	$ (0.23)
Weighted Average Common Shares Outstanding		
Basic	187,415,270	168,753,382
Diluted	187,415,270	168,753,382

Asset Development and Renovation

We have opportunistically engaged in development of hotel assets. We capitalize expenditures related to hotel development projects and renovations, including indirect costs such as interest expense, real estate taxes and utilities related to hotel development projects and renovations.

On July 22, 2011, the Company completed the acquisition of the real property and improvements located at 32 Pearl Street, New York, NY from an unaffiliated seller for a total purchase price of $28,300. The property is a re-development project which was initiated in 2008. The Company acquired the real property and the improvements for cash and by cancelling an $8,000 development loan on the re-development project made to the seller and by cancelling $300 of accrued interest receivable from the seller. Since the date of acquisition and through December 31, 2012, we have spent $5,937 in development costs, including $420 in property tax expense. All such costs have been capitalized.

During the first quarter of 2012, the Company commenced construction of an additional oceanfront tower, additional meeting space and structured parking on a land parcel adjacent to the Courtyard by Marriott, Miami, Florida, a hotel acquired on November 16, 2011. See "Note 6 – Debt" for information on the financing of this construction. This land parcel was included in the acquisition of the hotel. Since commencement of construction and through December 31, 2012, we have spent $6,029 in construction costs. All such costs have been capitalized.

NOTE 2 - INVESTMENT IN HOTEL PROPERTIES (continued)

In October 2012, Hurricane Sandy affected numerous hotel operations within our portfolio. Two hotels within our portfolio were significantly impacted by this natural disaster; one hotel which is currently inoperable (Holiday Inn Express Water Street, New York, NY) and one hotel development project which has incurred delays in construction (Hampton Inn, Pearl Street, New York, NY). We have recorded estimated property losses of $1,586 on the Holiday Inn Express Water Street and a corresponding insurance claim receivable of $1,486, and we expect this hotel to re-open in June 2013. We have recorded estimated property losses of $1,997 on the Hampton Inn Pearl Street and a corresponding insurance claim receivable of $1,897, and we expect this hotel to open in September 2013.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 3 – INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

As of December 31, 2012 and December 31, 2011 our investment in unconsolidated joint ventures consisted of the following:

Joint Venture	Hotel Properties	Percent Owned	Preferred Return	December 31, 2012	December 31, 2011
SB Partners, LLC	Holiday Inn Express, South Boston, MA	50.0%	N/A	$ 1,292	$ 1,681
Hiren Boston, LLC	Courtyard by Marriott, South Boston, MA	50.0%	N/A	4,964	5,035
Mystic Partners, LLC	Hilton and Marriott branded hotels in CT and RI	8.8%-66.7%	8.5% non-cumulative	9,751	23,762
Inn American Hospitality at Ewing, LLC	Courtyard by Marriott, Ewing, NJ	50.0%	11.0% cumulative	-	-
Metro 29th Street Associates, LLC	Holiday Inn Express, New York, NY	50.0%	N/A	-	8,361
				$ 16,007	$ 38,839

On February 1, 2013, the Company closed on the sale of one of the unconsolidated joint venture properties owned in part by Mystic Partners, LLC. As our investment in this unconsolidated joint venture equated the net proceeds distributed to us, we will not record a gain or loss in connection with the sale of this hotel.

As noted in "Note 2 – Investment in Hotel Properties," on August 13, 2012, the Company purchased the remaining 50% ownership interest in Inn America Hospitality at Ewing, the lessee of the Courtyard by Marriot, Ewing, NJ. As such, we ceased to account for our investment in Inn America Hospitality at Ewing under the equity method of accounting as of August 10, 2012 because it became a consolidated subsidiary. Our interest in Inn America Hospitality at Ewing, which consisted of our investment in Inn America Hospitality at Ewing and a receivable, was remeasured and as a result based on the appraised value of the hotel, we recorded a loss of approximately $1,668 during the twelve months ended December 31, 2012.

As noted in "Note 2 – Investment in Hotel Properties," on June 18, 2012, the Company purchased the remaining 50% ownership interest in Metro 29th, the lessee of the Holiday Inn Express, Manhattan, New York, NY. As such, we ceased to account for our investment in Metro 29th under the equity method of accounting as of June 18, 2012 because it became a consolidated subsidiary. Our interest in Metro 29th was remeasured, and as a result, we recorded a loss of approximately $224.

Fair value for our previously held investments in Inn America Hospitality at Ewing and Metro 29th was determined through the use of an income approach and was measured using Level 3 inputs. The income approach estimates an income stream for a hotel property (typically 5 years) and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. RevPAR growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The terminal cap rate and discount rate are significant inputs to this valuation. The fair value measurements determined during the year included RevPAR growth assumptions ranging between 3% and 8%, terminal cap rates ranging between 8.5% and 9.5%, and discount rates of 10.5%. Changes in these inputs could result in a significant change in the valuation of our original joint venture investments and a change in the loss from remeasurement of investment in unconsolidated joint venture recognized during the period.

On August 15, 2011, the Company entered into two purchase and sale agreements to dispose of a portfolio of 18 non-core hotel properties, four of which are owned in part by the Company through an unconsolidated joint venture. As a result of entering into these purchase and sale agreements, during the twelve months ended December 31, 2011, we recorded an impairment loss of approximately $1,677 for those hotel properties for which

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 3 – INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (continued)

our investment in the unconsolidated joint venture did not exceed the net proceeds distributable to us on the sale of the hotel properties held by the joint venture based on the purchase price. On February 23, 2012, the Company closed on the sale of 14 of these non-core hotel properties, including three of the unconsolidated joint venture hotel properties. On May 8, 2012, the Company closed on the remaining four non-core hotel properties, including one of the unconsolidated joint venture hotel properties. As our investment in these unconsolidated joint ventures equated the net proceeds distributed to us, we did not record a gain or loss in connection with the sale of these hotel properties. See "Note 12 – Discontinued Operations" for more information.

Income or loss from our unconsolidated joint ventures is allocated to us and our joint venture partners consistent with the allocation of cash distributions in accordance with the joint venture agreements. Any difference between the carrying amount of these investments and the underlying equity in net assets is amortized over the expected useful lives of the properties and other intangible assets.

Income (loss) recognized during the years ended December 31, 2012, 2011, and 2010, for our Investments in Unconsolidated Joint Ventures is as follows:

	Twelve Months Ended December 31,		
	2012	2011	2010
SB Partners, LLC	$ 85	$ (171)	$ (83)
Hiren Boston, LLC	230	158	-
Mystic Partners, LLC	(433)	(364)	(1,650)
Inn American Hospitality at Ewing, LLC	-	(28)	(331)
Metro 29th Street Associates, LLC	(114)	615	313
	(232)	210	(1,751)
Impairment from Unconsolidated Joint Ventures	-	(1,677)	-
(Loss) Gain from Remeasurement of Investment in Unconsolidated Joint Venture	(1,892)	2,757	4,008
(Loss) Income from Unconsolidated Joint Venture Investments	$ (2,124)	$ 1,290	$ 2,257

On June 20, 2011, Hiren Boston, LLC refinanced its debt with a third party institutional lender and, as a result, our mortgage interest in the property was terminated and the outstanding principal balance of $13,750 was repaid to us in full. We have determined that we were no longer the primary beneficiary of Hiren Boston, LLC and it is no longer a consolidated subsidiary of the Company and we have begun to account for our investment in Hiren Boston, LLC under the equity method of accounting. Our interest in Hiren Boston, LLC has been remeasured and, as a result, we have recorded a gain of approximately $2,757 for the twelve months ended December 31, 2011. The fair value of our interest in Hiren Boston, LLC was based on a third party appraisal, which utilized the market approach.

On April 13, 2010, we purchased a mortgage loan secured by the Courtyard by Marriott, South Boston, MA from Hiren Boston, LLC's lender for a purchase price of $13,750. As a result of the purchase of this mortgage loan, we determined that we were the primary beneficiary of Hiren Boston, LLC and, as such, we ceased to account for our investment in Hiren Boston, LLC under the equity method of accounting and began accounting for Hiren Boston, LLC as a consolidated subsidiary. Our interest in Hiren Boston, LLC was remeasured, and as a result, during the twelve months ended December 31, 2010 we recorded a gain of approximately $2,190.

On January 1, 2010, we acquired our joint venture partner's 52.0% membership interest in PRA Glastonbury, LLC, the owner of the Hilton Garden Inn, Glastonbury, CT, and this hotel became one of our wholly-owned hotels. Due to the increase in our ownership interest in PRA Glastonbury, LLC, the value of our existing 48.0% interest was remeasured resulting in a $1,818 gain which was recorded upon our acquisition of the remaining interests in the Hilton Garden Inn, Glastonbury, CT.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 3 – INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (continued)

The Mystic Partners, LLC joint venture agreement provides for an 8.5% non-cumulative preferred return based on our contributed equity interest in the venture. Cash distributions will be made from cash available for distribution, first, to us to provide an 8.5% annual non-compounded return on our unreturned capital contributions and then to our joint venture partner to provide an 8.5% annual non-compounded return of their unreturned contributions. Any remaining cash available for distribution will be distributed to us 10.5% with respect to the net cash flow from the Hartford Marriott, 7.0% with respect to the Hartford Hilton and 56.7%, with respect to the remaining three properties. Mystic Partners, LLC allocates income to us and our joint venture partner consistent with the allocation of cash distributions in accordance with the joint venture agreements.

Each of the Mystic Partners, LLC hotel properties, except the Hartford Hilton, is under an Asset Management Agreement with 44 New England to provide asset management services. Fees for these services are paid monthly to 44 New England and recognized as income in the amount of 1% of operating revenues, except for the Hartford Marriott which is 0.25% of operating revenues.

The Company and our joint venture partner in Mystic Partners, LLC jointly and severally guarantee the performance of the terms of a loan to Adriaen's Landing Hotel, LLC, owner of the Hartford Marriott, in the amount of $50,000, and 315 Trumbull Street Associates, LLC, owner of the Hartford Hilton, in the amount of $27,000, if at any time during the term of the note and during such time as the net worth of Mystic Partners falls below the amount of the guarantee. We have determined that the probability of incurring loss under this guarantee is remote and the value attributed to the guarantee is de minimis.

The following tables set forth the total assets, liabilities, equity and components of net income, including the Company's share, related to the unconsolidated joint ventures discussed above as of December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011, and 2010.

Balance Sheets

	December 31, 2012	December 31, 2011
Assets		
Investment in hotel properties, net	$ 118,506	$ 140,550
Other Assets	20,709	33,142
Assets Held For Sale	5,875	19,308
Total Assets	$ 145,090	$ 193,000
Liabilities and Equity		
Mortgages and notes payable	$ 119,236	$ 139,032
Other liabilities	36,292	40,583
Liabilities Related to Assets Held For Sale	6,071	31,219
Equity:		
Hersha Hospitality Trust	28,581	43,140
Joint Venture Partner(s)	(45,090)	(60,974)
Total Equity	(16,509)	(17,834)
Total Liabilities and Equity	$ 145,090	$ 193,000

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 3 – INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (continued)

Statements of Operations

	Twelve Months Ended December 31,		
	2012	2011	2010
Room Revenue	$ 64,044	$ 67,303	$ 59,707
Other Revenue	22,527	22,309	20,623
Operating Expenses	(58,617)	(59,048)	(54,474)
Interest Expense	(8,082)	(8,023)	(9,540)
Lease Expense	(3,729)	(5,505)	(5,363)
Property Taxes and Insurance	(3,638)	(4,681)	(5,892)
General and Administrative	(5,932)	(5,736)	(5,950)
Depreciation and Amortization	(7,018)	(6,828)	(8,743)
Loss Allocated to Noncontrolling Interests	(2,614)	(44)	608
Net loss From Continuing Operations	(3,059)	(253)	(9,024)
Income from Discontinued Operations	545	2,175	1,127
Gain on Disposition of Hotel Properties	25,131	-	-
Net Income (Loss)	$ 22,617	$ 1,922	$ (7,897)

The following table is a reconciliation of the Company's share in the unconsolidated joint ventures' equity to the Company's investment in the unconsolidated joint ventures as presented on the Company's balance sheets as of December 31, 2012 and 2011.

	December 31, 2012	December 31, 2011
Company's share of equity recorded on the joint ventures' financial statements	$ 28,581	$ 43,140
Adjustment to reconcile the Company's share of equity recorded on the joint ventures' financial statements to our investment in unconsoldiated joint ventures[1]	(12,574)	(4,301)
Investment in Unconsolidated Joint Ventures	$ 16,007	$ 38,839

(1) Adjustment to reconcile the Company's share of equity recorded on the joint ventures' financial statements to our investment in unconsolidated joint ventures consists of the following:

- cumulative impairment of our investment in joint ventures not reflected on the joint ventures' financial statements,
- our basis in the investment in joint ventures not recorded on the joint ventures' financial statements, and
- accumulated amortization of our equity in joint ventures that reflects our portion of the excess of the fair value of joint ventures' assets on the date of our investment over the carrying value of the assets recorded on the joint ventures financial statements. This excess investment is amortized over the life of the properties, and the amortization is included in Income (Loss) from Unconsolidated Joint Venture Investments on our consolidated statement of operations.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 4 – DEVELOPMENT LOANS RECEIVABLE

Development Loans

Historically, we provided first mortgage and mezzanine loans to hotel developers, including entities in which certain of our executive officers and non-independent trustees own an interest that enabled such entities to construct hotels and conduct related improvements on specific hotel projects at interest rates ranging from 9% to 11%. These loans were initially originated as part of our acquisition strategy. During the year ended December 31, 2012, no such loans were originated by us. Interest income from development loans was $1,998, $3,427 and $4,686 for the years ended December 31, 2012, 2011, and 2010, respectively. Accrued interest on our development loans receivable was $348 as of December 31, 2012 and $3,096 as of December 31, 2011. Accrued interest on our development loans receivable as of December 31, 2012 does not include cumulative interest income of $8,425 which has been accrued and paid in kind by adding it to the principal balance of certain loans as indicated in the table below.

As of December 31, 2012 and 2011, our development loans receivable consisted of the following:

Hotel Property	Borrower	Principal Outstanding December 31, 2012	Principal Outstanding December 31, 2011	Interest Rate	Maturity Date [1]
Operational Hotels					
Hyatt 48Lex - New York, NY	44 Lexington Holding, LLC	$ 15,122 [3] [4]	$ 14,444	9% [2]	December 31, 2014 *
Renaissance by Marriott - Woodbridge, NJ	Hersha Woodbridge Associates, LLC	-	5,000	9% [2]	N/A *
Element Hotel - Ewing, NJ	American Properties @ Scotch Road, LLC	-	2,000	11%	N/A *
Hilton Garden Inn - Dover, DE	44 Aasha Hospitality Associates, LLC	-	1,000	10%	N/A *
Construction Hotels					
Hyatt Union Square - New York, NY	Risingsam Union Square, LLC	13,303 [3]	13,303	10%	N/A
Total Development Loans Receivable		$ 28,425	$ 35,747		

* Indicates borrower is a related party

(1) Represents current maturity date in effect. Agreements for our development loans receivable typically allow for multiple one-year extensions which can be exercised by the borrower if the loan is not in default. As these loans typically finance hotel development projects, it is common for the borrower to exercise their options to extend the loans, in whole or in part, until the project has been completed and the project provides cash flow to the developer or is refinanced by the developer.

(2) Effective June 1, 2012, we amended the interest rates on the development loans for Hersha Woodbridge Associates, LLC, and 44 Lexington Holding LLC from 11% to 9%.

(3) Prior to June 1, 2012, the following development loans allowed the borrower to elect, quarterly, to pay accrued interest in-kind by adding the accrued interest to the principal balance of the loan. Effective June 1, 2012, we amended the development loan with 44 Lexington Holding LLC to cease the buyer's election to pay accrued interest in-kind.

Borrower	Interest Income Year Ended December 31, 2012	2011	2010	Cumulative Interest Income Paid In Kind
44 Lexington Holding, LLC	$ 678	$ 1,505	$ 1,348	$ 5,122
Risingsam Union Square, LLC	-	589	1,211	3,303
Total	$ 678	$ 2,094	$ 2,559	$ 8,425

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 4 – DEVELOPMENT LOANS RECEIVABLE (continued)

(4) Subsequent to December 31, 2012, we received payments of principal and accrued interest on the development loan with 44 Lexington Holding, LLC in the amount of $13,143, leaving the development loan with a principal balance of $1,979 as of February 1, 2013.

On June 14, 2011, we entered into a purchase and sale agreement to acquire the Hyatt Union Square hotel in New York, NY for total consideration of $104,303. The consideration to the seller will consist of $36,000 to be paid to the seller in cash, the cancellation by the Company of a $10,000 development loan, and $3,303 of accrued interest on the loan and the assumption by the Company of two mortgage loans secured by the hotel in the original aggregate principal amount of $55,000. In accordance with terms of the purchase and sale agreement, we have ceased accruing interest on this $10,000 development loan as of June 14, 2011.

Advances and repayments on our development loans receivable consisted of the following for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Balance at January 1,	**$ 35,747**	**$ 41,653**	**$ 46,094**
Interest added to principal	678	2,094	2,559
Repayments	**(8,000)**	-	-
Principal exchanged for interest in hotel properties	-	(8,000)	(7,000)
Balance at December 31,	**$ 28,425**	**$ 35,747**	**$ 41,653**

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 5 – OTHER ASSETS AND DEPOSITS ON HOTEL ACQUISITIONS

Other Assets

Other Assets consisted of the following at December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Transaction Costs	$ 3,506	$ 1,703
Investment in Statutory Trusts	1,548	1,548
Prepaid Expenses	8,654	7,683
Interest Receivable from Development Loans to Non-Related Parties	-	1,238
Hotel Purchase Option	-	933
Insurance Claims Receivable	3,836	-
Deferred Tax Asset	3,355	-
Other	4,615	1,886
	$ 25,514	$ 14,991

Transaction Costs - Transaction costs include legal fees and other third party transaction costs incurred relative to entering into debt facilities, issuances of equity securities, and other costs which are recorded in other assets prior to the closing of the respective transactions.

Investment in Statutory Trusts - We have an investment in the common stock of Hersha Statutory Trust I and Hersha Statutory Trust II. Our investment is accounted for under the equity method.

Prepaid Expenses - Prepaid expenses include amounts paid for property tax, insurance and other expenditures that will be expensed in the next twelve months.

Interest Receivable from Development Loans to Non-Related Parties– Interest receivable from development loans to non-related parties represents interest income receivable from loans extended to non-related parties that are used to enable such entities to construct hotels and conduct related improvements on specific hotel projects. As noted in "Note 2 – Investment in Hotel Properties," our acquisition of the remaining 50% interest in Metro 29th on June 18, 2012, included the forgiveness of approximately $800 of accrued interest payable under a mezzanine loan made by the Company an affiliate of the seller. This excludes interest receivable from development loans extended to related parties in the amounts of $348 and $1,859 as of December 31, 2012 and December 31, 2011, respectively, which is included in due from related parties on the consolidated balance sheets.

Hotel Purchase Option – As of December 31, 2011, we had an option to acquire a 49% interest in the entity that owns the Holiday Inn Express, New York, NY. As noted in "Note 2 – Investment in Hotel Properties," we acquired the remaining 50% interest in Metro 29th, the lessee of the Holiday Inn Express, New York, NY on June 18, 2012. The original option was canceled as a result.

Insurance Claims Receivable – as noted in "Note 2 – Investment in Hotel Properties," we recorded an insurance claim receivable due to the property damage occurred at several of our hotel properties as a result of Hurricane Sandy in October 2012.

Deferred Tax Asset - We have approximately $3,355 of net deferred tax assets as of December 31, 2012. We have considered various factors, including future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies in determining a valuation allowance for our deferred tax assets, and we believe that it is more likely than not that we will be able to realize the $3,355 of net deferred tax assets in the future. See "Note 14 – Income Taxes" for more information.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 5 – OTHER ASSETS AND DEPOSITS ON HOTEL ACQUISITIONS (continued)

Deposits on Hotel Acquisitions

As of December 31, 2012, we had $21,000 in non-interest bearing deposits on the future acquisition of the Hyatt Union Square, New York, NY. Please see "Note 4 – Development Loans Receivable" for more information on the Union Square deposits. As of December 31, 2012, we had $15,000 in interest bearing deposits related to the future acquisition of Hilton Garden Inn -52nd Street, New York, NY and $1,750 in interest bearing deposits related to the potential acquisition of another hotel property. On October 24, 2012, we entered into an agreement for the future acquisition of the Hilton Garden Inn – 52nd Street, New York, NY. See below for more information on this agreement. As of December 31, 2011, we had $19,500 in non-interest bearing deposits related to the acquisition of hotel properties, of which $19,000 is related to the deposit on Hyatt Union Square, New York, NY.

On October 24, 2012, we entered into a purchase and sale agreement to acquire the Hilton Garden Inn – 52nd Street in New York, NY for total consideration of $74,000. As of December 31, 2012 we had provided $15,000 to the seller as a deposit earning 10% per annum and we may fund an additional $2,000 deposit earning 10% per annum, subsequent to December 31, 2012. The total consideration to the seller will consist of this $17,000 interest bearing deposit, an additional $15,000 cash to be paid to the seller upon closing and the assumption of a mortgage loan secured by the hotel in the aggregate principal amount of $42,000. The transaction is expected to close shortly after the developer completes the hotel's construction, which is anticipated for the fourth quarter of 2013. While this purchase and sale agreement secures the Company's right to acquire the completed hotel, the Company is not assuming any significant construction risk, including the risk of schedule and cost overruns.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 6 - DEBT

Mortgages and Notes Payable

We had total mortgages payable at December 31, 2012, and December 31, 2011 of $641,160 and $717,367 (including $61,758 in outstanding mortgage indebtedness related to assets held for sale), respectively. These balances consisted of mortgages with fixed and variable interest rates, which ranged from 3.19% to 8.25% as of December 31, 2012. Included in these balances are net premiums of $3,245 and $667 as of December 31, 2012 and December 31, 2011, respectively, which are amortized over the remaining life of the loans. Aggregate interest expense incurred under the mortgage loans payable totaled $38,343, $39,786, and $37,600 during 2012, 2011, and 2010, respectively.

Our mortgage indebtedness contains various financial and non-financial covenants customarily found in secured, non-recourse financing arrangements. Our mortgage loans payable typically require that specified debt service coverage ratios be maintained with respect to the financed properties before we can exercise certain rights under the loan agreements relating to such properties. If the specified criteria are not satisfied, the lender may be able to escrow cash flow generated by the property securing the applicable mortgage loan. We have determined that certain debt service coverage ratio covenants contained in the loan agreements securing 6 of our hotel properties were not met as of December 31, 2012. Pursuant to these loan agreements, the lender has elected to escrow the operating cash flow for a number of these properties. However, these covenants do not constitute an event of default for these loans. As of December 31, 2012, we were in compliance with all events of default covenants under the applicable loan agreements. As noted in "Note 12 – Discontinued Operations," the Comfort Inn, North Dartmouth, MA, ceased operations on March 31, 2011. Effective March 30, 2012, we transferred title to the property to the lender. At the time of transfer, the remaining principal and accrued interest due on the mortgage loan payable related to this asset were $2,940 and $166, respectively.

As of December 31, 2012, the maturity dates for the outstanding mortgage loans ranged from August 2013 to February 2018.

Subordinated Notes Payable

We have two junior subordinated notes payable in the aggregate amount of $51,548 to the Hersha Statutory Trusts pursuant to indenture agreements which will mature on July 30, 2035, but may be redeemed at our option, in whole or in part, prior to maturity in accordance with the provisions of the indenture agreement. Effective July 30, 2010, the $25,774 notes issued to Hersha Statutory Trust I and Hersha Statutory Trust II, bear interest at a variable rate of LIBOR plus 3% per annum. This rate resets two business days prior to each quarterly payment. Prior to this, the $25,774 note issued to Hersha Statutory Trust I incurred interest at a fixed rate of 7.34% per annum through July 30, 2010, and the $25,774 note issued to Hersha Statutory Trust II incurred interest at a fixed rate of 7.173% per annum through July 30, 2010. The weighted average interest rate on our two junior subordinated notes payable during the years ended December 31, 2012, 2011, and 2010 was 3.51%, 3.35%, and 5.69%, respectively. Interest expense in the amount of $1,810, $1,727, and $2,934 was recorded for the years ended 2012, 2011, and 2010, respectively.

Aggregate annual principal payments for the Company's credit facility and mortgages and notes payable for the five years following December 31, 2012 and thereafter are as follows:

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 6 – DEBT (continued)

Year Ending December 31,	Amount
2013	**16,486**
2014	32,139
2015	**236,361**
2016	282,291
2017	**156,864**
Thereafter	65,322
Net Unamortized Discount	**3,245**
	$ 792,708

Credit Facilities

On November 5, 2012, we entered into a senior unsecured credit agreement with Citigroup Global Markets Inc. and various other lenders. The credit facility provides for a $400,000 senior unsecured credit facility consisting of a $250,000 senior unsecured revolving line of credit, and a $150,000 senior unsecured term loan. Our previous $250,000 secured credit facility was terminated and replaced by the $400,000 unsecured credit facility, and, as a result, all amounts outstanding under our $250,000 secured credit facility were repaid with borrowings from our $400,000 unsecured credit facility. The $400,000 unsecured credit facility expires on November 5, 2015, and, provided no event of default has occurred and remains uncured, we may request that the lenders renew the credit facility for two additional one-year periods. The credit facility is also expandable to $550,000 at our request, subject to the satisfaction of certain conditions.

The amount that we can borrow at any given time on our credit facility is governed by certain operating metrics of designated unencumbered hotel properties known as borrowing base assets. As of December 31, 2012, the following hotel properties were borrowing base assets:

- **Holiday Inn Express, Hershey, PA**
- Hampton Inn, Hershey, PA
- **Residence Inn, Framingham, MA**
- Holiday Inn Express, Cambridge, MA
- **Residence Inn, Norwood, MA**
- Residence Inn, Langhorne, PA
- **Residence Inn, Carlisle, PA**
- Sheraton Hotel, JFK Airport, New York, NY
- **Hampton Inn, Philadelphia, PA**
- Nu Hotel, Brooklyn, NY
- **Towneplace Suites, Harrisburg, PA**
- **Holiday Inn Express, Camp Springs, MD**
- Hampton Inn, Smithfield, RI
- **Hampton Inn, West Haven, CT**
- Hampton Inn, Times Square, NY
- **Candlewood Suites, Times Square, NY**
- Hyatt Place, King of Prussia, PA
- **Holiday Inn, Wall Street, NY**
- Hampton Inn, Washington, DC
- **Rittenhouse Hotel, Philadelphia, PA**
- Bulfinch Hotel, Boston, MA
- **Sheraton, Wilmington South, DE**

The interest rate for the new credit facility will be based on a pricing grid with a range of one month U.S. LIBOR plus 1.75% to 2.65%. As of December 31, 2012, we borrowed $100,000 in unsecured term loans under the new credit facility, and concurrently entered into interest rate swaps which effectively fix the interest rate on these term loans to 3.19%. See "Footnote 8 – Fair Value Measurements and Derivative Instruments" for more information.

The credit agreement providing for the $400,000 revolving credit facility includes certain financial covenants and requires that we maintain: (1) a minimum tangible net worth of $1,000,000, which is subject to increases under certain circumstances; (2) annual distributions not to exceed 95% of adjusted funds from operations; and (3)

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 6 – DEBT (continued)

certain financial ratios, including the following:

- a fixed charge coverage ratio of not less than 1.40 to 1.00, which increases to 1.45 to 1.00 as of July 1, 2013 and further increase to 1.50 to 1.00 as of January 1, 2014;
- a maximum leverage ratio of not more than 0.60 to 1.00; and
- a maximum secured debt leverage ratio of 0.55 to 1.00, which decreases to 0.50 to 1.00 as of October 1, 2013 and further decreases 0.45 to 1.00 as of October 1, 2014.

The Company is in compliance with each of the covenants listed above as of December 31, 2012. As of December 31, 2012 our remaining borrowing capacity under the new credit facility was $236,478, based on our current borrowing base assets.

As of December 31, 2012, the outstanding unsecured term loan balance under the $400,000 credit facility was $100,000 and the revolving line of credit balance was $0. As of December 31, 2011, the outstanding principal balance under the previous $250,000 revolving credit facility was $51,000. On January 3, 2013, we funded the remaining $50,000 tranche of the unsecured term loan portion of our credit facility.

The Company recorded interest expense of $2,405, $2,103, and $2,737 related to borrowings drawn on each of the aforementioned credit facilities, for the years ended December 31, 2012, 2011, and 2010, respectively. The weighted average interest rate on our credit facilities during the years ended December 31, 2012, 2011, and 2010 was 4.57%, 4.43%, and 4.29%, respectively, excluding the unsecured term loan. For the period of November 5, 2012 to December 31, 2012, the weighted average interest rate on our new credit facility was 3.19%.

On November 5, 2010, we entered into a Revolving Credit Loan and Security Agreement with T.D. Bank, NA and various other lenders, which provided for a senior secured revolving credit facility in the principal amount of up to $250,000, including a sub-limit of $25,000 for irrevocable stand-by letters of credit and a $10,000 sub-limit for the swing line loans. The $250,000 revolving credit facility was collateralized by a first lien-security interest in all existing and future unencumbered assets of HHLP, a collateral assignment of all hotel management contracts of the management companies in the event of default, and title-insured, first-lien mortgages on several hotel properties.

Prior to November 5, 2010, we maintained a Revolving Credit Loan and Security Agreement with T.D. Bank, NA and various other lenders, which provided for a revolving line of credit in the principal amount of up to $175,000, including a sub-limit of $25,000 for irrevocable stand-by letters of credit. The bank group had committed $135,000, and the credit agreement was structured to allow for an increase of an additional $40,000 under the line of credit, provided that additional collateral was supplied and additional lenders joined the bank group.

Capitalized Interest

We utilize mortgage debt and our $400,000 revolving credit facility to finance on-going capital improvement projects at our hotels. Interest incurred on mortgages and the revolving credit facility that relates to our capital improvement projects is capitalized through the date when the assets are placed in service. For the years ended December 31, 2012, 2011, and 2010, we capitalized $1,542, $1,372 and $46, respectively, of interest expense related to these projects.

Deferred Financing Costs

Costs associated with entering into mortgages and notes payable and our revolving line of credit are deferred and amortized over the life of the debt instruments. Amortization of deferred financing costs is recorded in interest expense. As of December 31, 2012, deferred costs were $8,695, net of accumulated amortization of $4,841.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 6 – DEBT (continued)

Amortization of deferred costs for the years ended December 31, 2012, 2011, and 2010 was $2,991, $3,535 and $2,381 respectively.

New Debt/Refinance

On January 31, 2012, we repaid outstanding mortgage debt with an original principal balance of $32,500 secured by the Capitol Hill Suites, Washington, D.C., incurring a loss on debt extinguishment of approximately $7, and simultaneously entered into a new mortgage obligation of $27,500. The new mortgage debt bears interest at a variable rate of one month U.S. dollar LIBOR plus 3.25% and matures on February 1, 2015. On the same date, we entered into an interest rate swap that effectively fixes the interest at 3.79% per annum.

On May 9, 2012, we repaid outstanding mortgage debt with a principal balance of $29,730 secured by the Courtyard by Marriott, Miami, FL. On July 2, 2012, we entered into a new mortgage with an initial obligation of $45,000, with three additional draws of $5,000 every 90 days to fund the construction of the new oceanfront tower as described in "Note 2 – Investment in Hotel Properties". The new mortgage debt bears interest at a variable rate of one month U.S. LIBOR plus 3.50% and matures on July 1, 2016. Also on July 2, 2012, we entered into an interest rate swap that effectively fixes the interest at 4.32% per annum.

On May 23, 2012, we repaid outstanding mortgage debt with an original principal balance of $22,000 secured by the Hotel 373, Fifth Avenue, NY, and on May 24, 2012 entered into a new mortgage obligation of $19,000, incurring a loss on debt extinguishment of approximately $66. The new mortgage debt bears interest at a variable rate of one month U.S. dollar LIBOR plus 3.85% and matures on June 1, 2017. In conjunction with this refinancing, we entered into an interest rate cap that matures on June 1, 2015 that effectively fixes the interest when LIBOR exceeds 5.85% per annum.

As a result of our acquisition of the remaining 50% ownership interest in Metro 29th on June 18, 2012, first mortgage debt with a principal balance of $54,602 secured by the Holiday Inn Express, New York, NY is included on our consolidated balance sheet. This debt bears interest at a fixed rate of 6.50% and matures on November 5, 2016. In addition, we consolidated mezzanine debt with a principal balance of $15,000. We repaid this mezzanine debt on June 29, 2012 and incurred a loss on debt extinguishment of approximately $176.

On August 10, 2012, as a result of our acquisition of the remaining 50% ownership interest in Inn America Hospitality at Ewing, we repaid outstanding mortgage debt with a principal balance of $12,875 secured by the Courtyard by Marriot, Ewing, NJ, and incurred a loss on debt extinguishment of approximately $69. On August 13, we entered into a $9,150 revolving line of credit secured by the property. The new revolving line of credit bears interest at a variable rate of one month LIBOR plus 3.50% with a floor of 4.25% and matures on August 13, 2014. As of December 31, 2012, we had no debt outstanding under this line of credit.

On September 29, 2011, we entered into a $30,000 mortgage loan secured by our Courtyard by Marriott, Westside, Los Angeles, CA, property. Previously, this property was included as collateral on our revolving credit facility. The new mortgage loan bears interest at a variable rate of one month U.S. dollar LIBOR plus 3.85% with a floor of 0.75% and matures on September 29, 2015. As a result of this new debt, we capitalized $404 in deferred financing costs. On the same date, we entered into an interest rate swap that effectively fixes the interest at 4.947%. See "Note 8 – Fair Value Measurements and Derivative Instruments" for more information.

Also, on September 29, 2011, we refinanced the $11,913 mortgage loan secured by a land parcel located on Eighth Avenue, New York, NY. The new mortgage loan bears interest at a variable rate of Wall Street Journal Prime Rate plus 1.0%, at no time less than 6.0% or more than 16.0% and matures on July 1, 2013. As a result of this

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 6 – DEBT (continued)

refinancing, we capitalized $152 in deferred financing costs. As noted in "Note 12 – Discontinued Operations," this land parcel was disposed of in April 2012 and as such the mortgage associated with this land parcel was paid off in its entirety.

Debt Payoffs

As previously mentioned, we replaced our previous $250,000 secured credit facility with a new $400,000 unsecured credit facility with Citigroup Global Markets Inc. and various other lenders on November 5, 2012. Concurrently with this closing, we funded $100,000 in unsecured term loan borrowings. These borrowings were used to pay off in full the balance on seven mortgage loans on hotel properties. As a result of terminating our previous $250,000 secured credit facility and extinguishing the debt on these seven properties, we expensed $2,476 in unamortized deferred financing costs and fees, which are included in the Loss of Debt Extinguishment caption on the consolidated statements of operations for the year ended December 31, 2012. On January 3, 2013, we funded an additional $50,000 in unsecured term loan borrowings under our $400,000 unsecured credit facility which were used to payoff the balance of the mortgage loan secured by the Holiday Inn Express, Times Square, New York, NY. This mortgage was also subject to an interest rate swap, which was derecognized as a cash flow hedge as of December 31, 2012 due to this payoff. See "Footnote 8 – Fair Value Measurements and Derivative Instruments" for more information.

During 2010, we repaid seven mortgages and two notes payable. In addition, we replaced our previous $175,000 secured credit facility with a $250,000 secured credit facility with T.D. Bank, NA and various other lenders. As a result of these extinguishments, we expensed $932 in unamortized deferred financing costs and fees, which are included in the Loss on Debt Extinguishment caption on the consolidated statements of operations for the year ended December 31, 2010.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 7 – COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Management Agreements

Our wholly-owned taxable REIT subsidiary ("TRS"), 44 New England, engages eligible independent contractors in accordance with the requirements for qualification as a REIT under the Federal income tax laws, including HHMLP, as the property managers for hotels it leases from us pursuant to management agreements. HHMLP is owned, in part, by certain executives and trustees of the Company. Our management agreements with HHMLP provide for five-year terms and are subject to early termination upon the occurrence of defaults and certain other events described therein. As required under the REIT qualification rules, HHMLP must qualify as an "eligible independent contractor" during the term of the management agreements. Under the management agreements, HHMLP generally pays the operating expenses of our hotels. All operating expenses or other expenses incurred by HHMLP in performing its authorized duties are reimbursed or borne by our TRS to the extent the operating expenses or other expenses are incurred within the limits of the applicable approved hotel operating budget. HHMLP is not obligated to advance any of its own funds for operating expenses of a hotel or to incur any liability in connection with operating a hotel. Management agreements with other unaffiliated hotel management companies have similar terms.

For its services, HHMLP receives a base management fee and, if a hotel exceeds certain thresholds, an incentive management fee. The base management fee for a hotel is due monthly and is equal to 3% of gross revenues associated with each hotel managed for the related month. The incentive management fee, if any, for a hotel is due annually in arrears on the ninetieth day following the end of each fiscal year and is based upon the financial performance of the hotels. For the years ended December 31, 2012, 2011 and 2010, base management fees incurred totaled $10,781, $9,190 and $7,099, respectively and are recorded as Hotel Operating Expenses. For the years ended December 31, 2012, 2011 and 2010, we did not incur incentive management fees.

On December 3, 2010, we terminated the management agreement held with Marriott International Inc. for the management services they provided for the Courtyard by Marriott, Alexandria, VA. In connection with this termination, we paid $250 in termination fees. Effective December 4, 2010, this hotel is now managed by HHMLP. Also, between December 31, 2010 and December 31, 2011, we terminated the management agreement held with Lodgeworks, L.P. for the management services they provided for seven Hyatt Summerfield Suites properties. In connection with this termination, we repaid $498 as repayment of the interest free loan due to Lodgeworks, L.P. as a result of our acquisition of the Hyatt Summerfield Suites portfolio.

Franchise Agreements

Our branded hotel properties are operated under franchise agreements assumed by the hotel property lessee. The franchise agreements have 10 to 20 year terms, but may be terminated by either the franchisee or franchisor on certain anniversary dates specified in the agreements. The franchise agreements require annual payments for franchise royalties, reservation, and advertising services, and such payments are based upon percentages of gross room revenue. These payments are paid by the hotels and charged to expense as incurred. Franchise fee expense for the years ended December 31, 2012, 2011 and 2010 was $24,278, $22,729 and $18,560 respectively, and are recorded in Hotel Operating Expenses. The initial fees incurred to enter into the franchise agreements are amortized over the life of the franchise agreements.

Accounting and Information Technology Fees

Each of the wholly-owned hotels and consolidated joint venture hotel properties managed by HHMLP incurs a monthly accounting and information technology fee. Monthly fees for accounting services are between $2 and $3

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 7 – COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS (continued)

per property and monthly information technology fees range from $1 to $2 per property. For the years ended December 31, 2012, 2011 and 2010, the Company incurred accounting fees of $1,741, $1,822 and $1,537, respectively. For the years ended December 31, 2012, 2011 and 2010, the Company incurred information technology fees of $509, $460 and $347, respectively. Accounting fees and information technology fees are included in Hotel Operating Expenses.

Capital Expenditure Fees

HHMLP charges a 5% fee on all capital expenditures and pending renovation projects at the properties as compensation for procurement services related to capital expenditures and for project management of renovation projects. For the years ended December 31, 2012, 2011 and 2010, we incurred fees of $1,076, $1,208 and $257, respectively, which were capitalized with the cost of fixed asset additions.

Acquisitions from Affiliates

We have entered into an option agreement with each of our officers and certain trustees such that we obtain a right of first refusal to purchase any hotel owned or developed in the future by these individuals or entities controlled by them at fair market value. This right of first refusal would apply to each party until one year after such party ceases to be an officer or trustee of the Company. Our Acquisition Committee of the Board of Trustees is comprised solely of independent trustees, and the purchase prices and all material terms of the purchase of hotels from related parties are approved by the Acquisition Committee.

Hotel Supplies

For the years ended December 31, 2012, 2011, and 2010, we incurred charges for hotel supplies of $149, $143 and $156, respectively. For the years ended December 31, 2012, 2011 and 2010, we incurred charges for capital expenditure purchases of $11,809, $18,404 and $6,755, respectively. These purchases were made from Hersha Purchasing and Design, a hotel supply company owned, in part, by certain executives and trustees of the Company. Hotel supplies are expenses included in Hotel Operating Expenses on our consolidated statements of operations, and capital expenditure purchases are included in investment in hotel properties on our consolidated balance sheets. Approximately $5 and $26 is included in accounts payable at December 31, 2012 and 2011, respectively.

Due From Related Parties

The due from related parties balance as of December 31, 2012 and 2011 was approximately $8,488 and $6,189, respectively. The balances primarily consisted of accrued interest due on our development loans, working capital deposits made to HHMLP, and the remaining due from related party balances are receivables owed from our unconsolidated joint ventures.

Due to Related Parties

The balance due to related parties as of December 31, 2012 and 2011 was approximately $4,403 and $2,932, respectively. The balances consisted of amounts payable to HHMLP for administrative, management, and benefit related fees.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 7 – COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS (continued)

Hotel Ground Rent

For the years ended December 31, 2012, 2011, and 2010, we incurred $835, $877 and $941, respectively, of rent expense payable pursuant to ground leases related to certain hotel properties.

Future minimum lease payments (without reflecting future applicable Consumer Price Index increases) under these agreements are as follows:

Year Ending December 31,	Amount
2013	$ 730
2014	735
2015	735
2016	735
2017	735
Thereafter	61,665
	$ 65,335

Litigation

We are not presently subject to any material litigation nor, to our knowledge, is any other litigation threatened against us, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on our liquidity, results of operations or business or financial condition.

NOTE 8 – FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS

Fair Value Measurements

Our determination of fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, we utilize a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liabilities, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

As of December 31, 2012, the Company's derivative instruments represented the only financial instruments measured at fair value. Currently, the Company uses derivative instruments, such as interest rate swaps and caps, to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and the counterparties. However, as of December 31, 2012 we have assessed the significance of the effect of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 8 – FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS (continued)

Derivative Instruments

Hedged Debt	Type	Strike Rate	Index	Effective Date	Maturity Date		Notional Amount	Estimated Fair Value December 31, 2012	Estimated Fair Value December 31, 2011
HIE Times Square, New York, NY	Swap	1.240%	1-Month LIBOR + 4.00%	May 31, 2011	June 1, 2014	$	39,480	(530)	(591)
CY LA Westside, Culver City, LA	Swap	1.097%	1-Month LIBOR + 3.85%	September 29, 2011	September 29, 2015	$	30,000	(559)	(301)
CHH, Washington, DC	Swap	0.540%	1-Month LIBOR + 3.25%	February 1, 2012	February 1, 2015	$	27,500	(143)	-
Hotel 373, New York, NY	Cap	2.000%	1-Month LIBOR + 3.85%	May 24, 2012	June 1, 2015	$	19,000	6	-
CY Miami, FL	Swap	0.820%	1-Month LIBOR + 3.50%	July 2, 2012	July 1, 2016	$	50,000	(658)	-
Subordinated Notes Payable	Cap	2.000%	3-Month LIBOR	July 30, 2012	July 30, 2014	$	51,548	-	-
Unsecured Term Loan	Swap	0.545%	1-Month LIBOR + 2.65%	November 5, 2012	November 5, 2016	$	100,000	(135)	-
Unsecured Term Loan	Swap	0.600%	1-Month LIBOR + 2.65%	December 18, 2012	November 5, 2016	$	50,000	(167)	-
								(2,186)	(892)

On January 3, 2013, we funded the remaining $50,000 tranche of the $150,000 unsecured term loan portion of our $400,000 unsecured credit facility. On December 18, 2012, we entered into a forward looking swap with an effective date of December 18, 2012. This swap effectively fixes the interest rate on the unsecured term loan, bearing interest at one month U.S. dollar LIBOR plus 2.65%. Under the terms of this interest rate swap, we pay fixed rate of interest of 3.25% per annum. This swap matures on November 5, 2016.

Also, on January 7, 2013, the Company repaid the mortgage secured by the Holiday Inn Express Times Square in New York, NY. Due to the timing of this transaction, the hedge relationship on our interest rate swap was derecognized as of December 31, 2012. Therefore, the accumulated other comprehensive loss on this swap as of December 31, 2012, was reclassified. We recorded $530 in Loss on Debt Extinguishment on the Statement of Operations.

The fair value of our interest rate caps is included in other assets at December 31, 2012 and 2011 and the fair value of our interest rate swaps is included in accounts payable, accrued expenses and other liabilities at December 31, 2012 and 2011.

The change in fair value of derivative instruments designated as cash flow hedges was a loss of $635, a loss of $813, and a loss of $178 for the years ended December 31, 2012, 2011, and 2010, respectively. These unrealized losses were reflected on our consolidated balance sheet in accumulated other comprehensive Income.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. The change in net unrealized gains/losses on cash flow hedges reflects a reclassification of $1,707 of net unrealized gains/losses from accumulated other comprehensive income as an increase to interest expense during 2012. During 2013, the Company estimates that an additional $1,196 will be reclassified as an increase to interest expense.

Fair Value of Debt

The Company estimates the fair value of its fixed rate debt and the credit spreads over variable market rates on its variable rate debt by discounting the future cash flows of each instrument at estimated market rates or credit spreads consistent with the maturity of the debt obligation with similar credit policies. Credit spreads take into consideration general market conditions and maturity. The inputs utilized in estimating the fair value of debt are classified in Level 2 of the fair value hierarchy. As of December 31, 2012, the carrying value and estimated fair value of the Company's debt was $792,708 and $814,451, respectively. As of December 31, 2011, the carrying value and estimated fair value of the Company's debt was $758,374 and $785,453 respectively (excluding outstanding mortgage indebtedness related to assets held for sale).

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 9 – SHARE BASED PAYMENTS

In May 2011, the Company established and its shareholders approved the Hersha Hospitality Trust 2012 Equity Incentive Plan (the "2012 Plan") for the purpose of attracting and retaining executive officers, employees, trustees and other persons and entities that provide services to the Company.

Executives & Employees

Annual Long Term Equity Incentive Programs

To further align the interests of the Company's executives with those of shareholders, the Compensation Committee grants annual long term equity incentive awards that are both "performance based" and "time based."

On April 16, 2012, the Compensation Committee adopted the 2012 Annual LTIP for the executive officers, pursuant to which the executive officers are eligible to earn equity awards in the form of stock awards or performance share awards issuable pursuant to the 2012 Plan. Shares are earned under the 2012 Annual LTIP based on achieving a threshold, target or maximum level of performance in the performance of RevPAR growth in certain defined areas. The Company accounts for these grants as performance awards for which the Company assesses the probable achievement of the performance conditions at the end of each period. Stock based compensation of $1,785 was recorded for the year ended December 31, 2012, for awards under the 2012 Annual LTIP and is included in general and administrative expense in the consolidated statements of operations. As of December 31, 2012, no common shares have been issued in accordance with awards under the 2012 Plan to the executive officers in settlement of 2012 Annual LTIP awards.

Stock based compensation expense related to awards under the 2011 Annual LTIP and 2010 Annual LTIP of $2,140, $2,179, and $1,314 was recorded for the years ended December 31, 2012, 2011, and 2010, respectively. Unearned compensation related to awards under the 2011 Annual LTIP and the 2010 Annual LTIP as of December 31, 2012 and 2011, respectively was $1,072 and $605, respectively. The following table is a summary of all unvested share awards issued to executives under the 2011 Annual LTIP and 2010 Annual LTIP:

					Shares Vested		Unearned Compensation	
Original Issuance Date	Shares Issued	Share Price on date of grant	Vesting Period	Vesting Schedule	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
March 26, 2012 (2011 Annual LTIP)	748,927	$ 5.45	3 years	25%/year (1)	374,462	-	$ 892	$ -
March 30, 2011 (2010 Annual LTIP)	440,669	$ 5.98	3 years	25%/year (1)	330,500	220,334	180	605
					704,962	220,334	$ 1,072	$ 605

(1) 25% of the issued shares vested immediately upon issuance. In general, the remaining shares vest 25% on the first through third anniversaries of the date of issuance (subject to continuous employment through the applicable vesting date).

Multi-Year LTIP

On May 7, 2010, the Compensation Committee adopted the Multi-Year LTIP. This program has a three-year performance period, which commenced on January 1, 2010 and will end on December 31, 2012. The common shares issuable pursuant to the 2012 Plan in settlement of equity awards granted under this program are based upon the Company's achievement of a certain level of (1) absolute total shareholder return (75% of the award), and (2) relative total shareholder return as compared to the Company's peer group (25% of the award). As of December 31, 2012, no common shares have been issued in accordance with the 2012 Plan to the executive

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 9 – SHARE BASED PAYMENTS (continued)

officers in settlement of Multi-Year LTIP awards. The Company accounts for these grants as market based awards where the Company estimated unearned compensation at the grant date fair value which is then amortized into compensation cost over the vesting period, which ends on December 31, 2013. Stock based compensation expense of $3,192, $3,192, and $2,084 was recorded for the years ended December 31, 2012, 2011, and 2010, respectively, for the Multi-Year LTIP. Unearned compensation related to the multi-year program as of December 31, 2012 and 2011, respectively was $3,192 and $6,383.

Performance Share Awards

Performance shares granted in the third quarter of 2009 were earned in their entirety based on the Company's common shares maintaining a closing price in excess of defined thresholds over a defined period of time and then settled in an equivalent number of common shares. The Company accounted for these grants as market based awards where the Company estimated the unearned compensation at grant date fair value which was amortized into compensation cost over the performance period, which ended on August 4, 2010. Stock based compensation expense of $725 was incurred during the year ended December 31, 2010 for the performance share awards.

Restricted Share Awards

In addition to stock based compensation expense related to awards under the Multi-Year LTIP, the 2010 Annual LTIP, the 2011 Annual LTIP and the 2012 Annual LTIP, stock based compensation expense related to restricted common shares issued to executives and employees of the Company of $1,911, $1,662, and $2,230 was incurred for the years ended December 31, 2012, 2011, and 2010 respectively. Unearned compensation related to the restricted share awards as of December 31, 2012 and 2011 was $5,420 and $1,370, respectively. The following table is a summary of all unvested share awards issued to executives under the 2012 Plan and prior to equity incentive plans:

					Shares Vested		Unearned Compensation	
Original Issuance Date	Shares Issued	Share Price on date of grant	Vesting Period	Vesting Schedule	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
June 2, 2008	**278,059**	**$ 8.97**	**4 years**	**25%/year**	**278,059**	**208,542**	$ -	$ **260**
September 30, 2008	3,616	$ 7.44	1-4 years	25-100%/year	3,616	2,962	-	4
June 1, 2009	**744,128**	**$ 2.80**	**4 years**	**25%/year**	**558,305**	**372,483**	**217**	**737**
June 1, 2010	182,308	$ 4.63	2-3 years	25-50%/year	139,522	91,151	82	291
June 30, 2011	**17,692**	**$ 5.57**	**2-4 years**	**25-50%/year**	**4,958**	**-**	**51**	**78**
April 18, 2012	1,035,595	$ 5.47	5 years	33% Year 3, 4, 5 (1)	-	-	4,842	-
June 29, 2012	**52,703**	**$ 5.28**	**2-4 years**	**25-50%/year**	**-**	**-**	**228**	**-**
Total	2,314,101				984,460	675,138	$ 5,420	$ 1,370

(1) On April 18, 2012, the Company entered into amended and restated employment agreements with the Company's executive officers. To induce the executives to agree to the substantial reduction in benefits upon certain terminations following a change of control as described in the agreements, the Company awarded an aggregate of 1,035,595 restricted common shares to the executives pursuant to the 2012 Plan. None of these restricted common shares will vest prior to the third anniversary of the date of issuance. Thereafter, 33.3% of each award of restricted common shares will vest on each of the third, fourth and fifth anniversaries of the date of issuance. Vesting will accelerate upon a change of control or if the relevant executive's employment with the Company were to terminate for any reason other than for cause (as defined in the agreements).

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 9 – SHARE BASED PAYMENTS (continued)

Trustees

Annual Retainer

The Compensation Committee approved a program that allows the Company's trustees to make a voluntary election to receive any portion of the annual cash retainer in the form of common equity valued at a 25% premium to the cash that would have been received. As a result, we issued 20,118 shares on March 26, 2012 which was determined by dividing the dollar value of the award by the 20-day volume weighted average closing price of the Company's common shares on the New York Stock Exchange as of December 31, 2011. Shares issued under this program on March 26, 2012 become fully vested on December 31, 2012. On December 28, 2012, we issued 32,417 shares which do not fully vest until December 31, 2013. Compensation expense incurred for the years ended December 31, 2012, 2011, and 2010 respectively, was $66, $111 and $0 which was offset by forfeitures as of December 31, 2012 and 2011, respectively, of $40 and $33. Unearned compensation related to the annual retainer shares as of December 31, 2012 was $160. The following table is a summary of all unvested share awards issued to trustees in lieu of annual cash retainer:

Original Issuance Date	Shares Issued	Share Price on date of grant	Vesting Period	Vesting Schedule	Unearned Compensation December 31, 2012
March 26, 2012	20,118	$ 5.45	1 year	100%	$ -
December 28, 2012	32,417	$ 4.93	1 year	100%	$ 160

Multi-Year Long-Term Equity Incentives

On March 30, 2011, the Company issued an aggregate of 12,600 restricted common shares, 1,800 to each non-management trustee, 33% vested on December 31, 2011, 33% vest on December 31, 2012, and the remaining 33% vest on December 31, 2013. On June 5, 2012, the Company issued an aggregate of 12,600 restricted common shares 1,800 to non-management trustees, 33% of which will vest on each of December 31, 2012, 2013 and 2014. On December 28, 2012, the Company issued an aggregate of 12,000 restricted common shares, 2,000 to non-management trustees, following the same vesting schedules as noted above. Compensation expense for 2011 multi-year long term equity incentive and 2012 multi-year long-term equity incentive incurred for the years ended December 31, 2012, 2011, and 2010, respectively, was $43, $21, and $0 which is offset by $3 as of December 31, 2012 for forfeitures. Unearned compensation related to the multi-year long term equity incentives was $113 and $43 as of December 31, 2012 and 2011, respectively.

Share Awards

Compensation expense related to share awards issued to the Board of Trustees of $402, $322, and $264 was incurred during the years ended December 31, 2012, 2011, and 2010, respectively and is recorded in stock based compensation on the statement of operations. Share awards issued to the Board of Trustees are immediately vested. On June 5, 2012, an aggregate 34,400 shares were issued to the Board of Trustees at a price on the date of grant of $4.99. On December 28, 2012, an aggregate 46,677 shares were issued to the Board of Trustees at a price on the date of grant of $4.93.

Non-employees

The Company issues share based awards as compensation to non-employees for services provided to the Company and consists primarily of restricted common shares. The Company recorded stock based compensation expense of

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 9 – SHARE BASED PAYMENTS (continued)

$139, $104, and $32 for the years ended December 31, 2012, 2011, and 2010, respectively. Unearned compensation related to the restricted share awards as of December 31, 2012 and 2011 was $74 and $70, respectively. The following table is a summary of all unvested share awards issued to non-employees under the 2008 and 2012 Plan:

					Shares Vested		Unearned Compensation	
Original Issuance Date	Shares Issued	Share Price on date of grant	Vesting Period	Vesting Schedule	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
March 26, 2012	28,500	$ 5.45	2 years	50%/year	15,000	-	$ 74	$ -
January 6, 2011	17,035	$ 6.66	1.5 years	50%/year	17,035	8,330	-	55
March 25, 2010	6,000	$ 5.02	2 years	50%/year	6,000	3,000	-	15
Total	51,535				38,035	11,330	74	70

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 10 – EARNINGS PER SHARE

The following table is a reconciliation of the income or loss (numerator) and the weighted average shares (denominator) used in the calculation of basic and diluted earnings per common share. The computation of basic and diluted earnings per share is presented below.

	December 31, 2012	December 31, 2011	December 31, 2010
Numerator:			
BASIC AND DILUTED*			
Income (Loss) from Continuing Operations	$ 11,219	$ 1,249	$ (10,789)
Loss from Continuing Operations allocated to Noncontrolling Interests	565	610	449
Distributions to 8.0% Series A Preferred Shareholders	(14,000)	(10,499)	(4,800)
Dividends Paid on Unvested Restricted Shares	(459)	(229)	(189)
Loss from Continuing Operations attributable to Common Shareholders	(2,675)	(8,869)	(15,329)
Discontinued Operations			
Income (Loss) from Discontinued Operations	10,999	(28,217)	(6,413)
(Income) Loss from Discontinued Operations allocated to Noncontrolling Interests	(407)	1,124	396
Income (Loss) from Discontinued Operations attributable to Common Shareholders	10,592	(27,093)	(6,017)
Net Income (Loss) attributable to Common Shareholders	$ 7,917	$ (35,962)	$ (21,346)
Denominator:			
Weighted average number of common shares - basic	187,415,270	168,753,382	134,370,172
Effect of dilutive securities:			
Restricted Stock Awards	- *	- *	- *
Contingently Issued Shares	- *	- *	- *
Option to acquire common shares	- *	- *	- *
Partnership Units	- *	- *	- *
Weighted average number of common shares - diluted	187,415,270	168,753,382	134,370,172

* Income (loss) allocated to noncontrolling interest in Hersha Hospitality Limited Partnership has been excluded from the numerator and Common Units have been omitted from the denominator for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact. In addition, potentially dilutive common shares, if any, have been excluded from the denominator if they are anti-dilutive to income (loss) from continuing operations applicable to common shareholders.

The following table summarizes potentially dilutive securities that have been excluded from the denominator for the purpose of computing diluted earnings per share:

	Twelve Months Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
Common Units of Limited Partnership Interest	7,208,123	7,295,112	8,628,492
Unvested Stock Awards Outstanding	433,097	584,216	396,328
Contingently Issuable Share Awards	2,778,545	2,097,456	934,097
Options to Acquire Common Shares Outstanding	275,580	2,360,156	2,327,219
Total potentially dilutive securities excluded from the denominator	10,695,345	12,336,940	12,286,136

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 11 – CASH FLOW DISCLOSURES AND NON-CASH INVESTING AND FINANCING ACTIVITIES

Interest paid in 2012, 2011 and 2010 totaled $41,744, $42,726 and $43,756, respectively. The following non-cash investing and financing activities occurred during 2012, 2011 and 2010:

	2012	2011	2010
Common Shares issued as part of the Dividend Reinvestment Plan	$ 24	$ 14	$ 12
Acquisition of hotel properties and consolidation of variable interest entities			
Issuance of Common Units	-	204	6,256
Debt assumed, net of discount	85,913	62,552	11,937
Settlement of development loans receivable principal and accrued interest revenue receivable	-	8,300	7,839
Development loan accrued interest revenue receivable paid in-kind by adding balance to development loan principal	678	2,094	2,559
Disposition of hotel properties			
Investment in hotel properties, net, conveyed to mortgage lender	1,938	-	-
Debt conveyed to mortgage lender	2,940	-	-
Debt assumed by purchaser	54,217	-	-
Conversion of Common Units to Common Shares	572	639	12,434
Reallocation of noncontrolling interest	(966)	3,835	(6,374)
Accrued payables for fixed assets placed in service	-	-	3,997

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 12 – DISCONTINUED OPERATIONS

The operating results of certain real estate assets which have been sold or otherwise qualify as held for sale are included in discontinued operations in the statements of operations for all periods presented.

Assets Held for Sale

The Company had no assets held for sale as of December 31, 2012. Assets held for sale and liabilities related to assets held for sale consisted of the following as of December 31, 2011:

	December 31, 2011
Land	$ 12,313
Buildings and Improvements	100,398
Furniture, Fixtures and Equipment	28,459
	141,170
Less Accumulated Depreciation & Amortization	(47,341)
Assets Held for Sale	$ 93,829
Liabilities Related to Assets Held for Sale	$ 61,758

The following table sets forth the components of discontinued operations for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Revenue:			
Hotel Operating Revenues	$ 6,465	$ 43,523	$ 42,339
Other Revenue	10	71	59
Total Revenues	6,475	43,594	42,398
Expenses:			
Hotel Operating Expenses	4,909	28,463	29,317
Hotel Ground Rent	72	433	433
Real Estate and Personal Property Taxes and Property Insurance	450	2,334	2,443
General and Administrative	16	592	78
Depreciation and Amortization	27	4,924	8,154
Interest Expense	1,200	5,786	6,246
Loss on Debt Extinguishment	33	22	54
Total Expenses	6,707	42,554	46,725
(Loss) Income from Discontinued Operations	$ (232)	$ 1,040	$ (4,327)

We allocate to income or loss from discontinued operations interest expense related to debt that is to be assumed or that is required to be repaid as a result of the disposal transaction.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 12 – DISCONTINUED OPERATIONS (continued)

Disposed Assets

The following real estate assets were sold between the period of January 1, 2010 to December 31, 2012. Our Board of Trustees authorized management of the Company to sell each of these assets prior to the final disposition. Based on their disposition date, the operating results for these hotels were reclassified to discontinued operations for the years ended December 31, 2012, 2011, and 2010.

Hotel	Acquisition Date	Disposition Date	Consideration	Gain on Disposition
Non-Core Hotel Portfolio (18)	January 1999 - July 2006	February 2012 & May 2012	$ 155,000	$ 4,978 (1)
Land Parcel, Eighth Ave, Manhattan, NY	June 2006	April 2012	19,250	5,037
Comfort Inn, North Dartmouth, MA	May 2006	March 2012	-	1,216 (2)
2012 Total				$ 11,231
Comfort Inn, West Hanover, PA	May 1998	July 2011	$ 5,250	$ 949
Land Parcel, Nevins Street, Brooklyn, NY	June 2007	December 2011	4,500	42
2011 Total				$ 991
Holiday Inn Express, New Columbia, PA	December 1997	July 2010	$ 3,000	$ 347
2010 Total				$ 347

(1) On August 15, 2011, the Company entered into two purchase and sale agreements to dispose of a portfolio of 18 non-core hotel properties, four of which are owned in part by the Company through an unconsolidated joint venture, for an aggregate purchase price of approximately $155,000. In May 2011, our Board of Trustees authorized management of the Company to sell this portfolio. The 18 non-core hotel properties in the portfolio were acquired by the Company between 1998 and 2006;

On February 23, 2012, the Company closed on the sale of 14 of these non-core hotel properties, including three hotel properties owned in part by the Company through an unconsolidated joint venture, and closed on the remaining 4 properties, on May 8, 2012, including one hotel property owned in part by the Company through an unconsolidated joint venture. The operating results for the consolidated assets were reclassified to discontinued operations in the statement of operations for the years ended December 31, 2012, 2011, and 2010. The 18 assets were sold for a total sales price of $155,000, reduced the Company's consolidated mortgage debt by $61,298 and generated a gain on sale of approximately $4,910. As a result of entering into these purchase and sale agreements for the 18 non-core assets mentioned above, we recorded an impairment loss in 2011 of approximately $30,248 for those consolidated assets for which the anticipated net proceeds did not exceed the carrying value.

(2) On March 30, 2012, we transferred the title to the Comfort Inn, located in North Dartmouth, to the lender. Previously, we had ceased operations at this property on March 31, 2011. The operating results were reclassified to discontinued operations in the statements of operations for the years ended December 31, 2012, 2011, and 2010. The transfer of the title resulted in a gain of approximately $1,216, since the outstanding mortgage loan payable exceeded the net book value of the property.

Impairment of Assets Previously Held for Sale

We determined that the carrying value of the following properties exceeded fair value and as such we recorded an impairment charge as noted below during the year ended December 31, 2010. The fair value of these properties was determined using Level 3 inputs, which are typically unobservable and are based on our own assumptions, as there is little, if any, related market activity. The land parcel located on 39th Street and 8th Avenue was sold in April 2012, the title for the Comfort Inn, North Dartmouth hotel property was transferred to the lender in March 2012, and the land parcel located on Nevins Street, Brooklyn, NY, was sold in December 2011.

NOTE 12 – DISCONTINUED OPERATIONS (continued)

Asset	Asset Type	For the Year Ended December 31, 2010 Impairment Charge
Comfort Inn, North Dartmouth, MA	Hotel Property	$ 944
39th Street and 8th Avenue, New York, NY	Land Parcel	16
Nevins Street, Brooklyn, NY	Land Parcel	1,473
		$ 2,433

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 13 – SHAREHOLDERS' EQUITY AND NONCONTROLLING INTERESTS IN PARTNERSHIP

Common Shares

The Company's common shares are duly authorized, fully paid and non-assessable. Common shareholders are entitled to receive dividends if and when authorized and declared by the Board of Trustees of the Company out of assets legally available and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of the Company.

Preferred Shares

The Declaration of Trust authorizes our Board of Trustees to classify any unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any series from time to time in one or more series, as authorized by the Board of Trustees. Prior to issuance of shares of each series, the Board of Trustees is required by Maryland REIT Law and our Declaration of Trust to set for each such series, subject to the provisions of our Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our Board of Trustees could authorize the issuance of additional preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control in us that might involve a premium price for holders of common shares or otherwise be in their best interest.

Common Units

Common Units are issued in connection with the acquisition of wholly owned hotels and joint venture interests in hotel properties. The total number of Common Units outstanding as of December 31, 2012, 2011 and 2010 was 7,112,506, 7,270,316 and 7,418,912, respectively. These units can be converted to common shares which are issuable to the limited partners upon exercise of their redemption rights. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidation or similar pro rata share transactions, that otherwise would have the effect of diluting the ownership interest of the limited partners or our shareholders. During 2012, 2011 and 2010, 157,810, 195,000 and 2,934,511 Common Units were converted to Class A Common Shares, respectively. The Company issued 46,404 units in connection with the acquisition of the Courtyard by Marriott, Miami, FL during 2011. No units were issued for acquisitions during 2012 and 2010.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 14 – INCOME TAXES

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ended December 31, 1999. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its REIT taxable income to its shareholders. It is the Company's current intention to adhere to these requirements and maintain the Company's qualification for taxation as a REIT. As a REIT, the Company generally will not be subject to federal corporate income tax on that portion of its net income that is currently distributed to shareholders. If the Company fails to qualify for taxation as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income.

Taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes. 44 New England is subject to income taxes at the applicable federal, state and local tax rates. In 2012, 2011 and 2010, 44 New England generated net operating income (losses) of $2,310, ($17,790), and ($4,726), and recognized Income tax expense (benefit) of ($3,355), 0, and 0, respectively.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

	For the year ended December 31,		
	2012	2011	2010
Computed "Expected" federal tax expense (benefit) of TRS, at 34%	$ 786	$ (6,136)	$ (1,875)
State income taxes, net of federal income tax effect	151	(1,146)	(304)
Changes in valuation allowance	(4,292)	7,282	2,179
Total income tax benefit	$ (3,355)	$ -	$ -

The components of consolidated TRS's net deferred tax asset as of December 31, 2012 and 2011 were as follows:

	as of December 31,	
	2012	2011
Deferred tax assets:		
Net operating loss carryforward	$ 4,234	$ 13,054
Property and equipment	(75)	(83)
Subtotal	4,159	12,971
Less: Valuation allowance	(804)	(12,971)
Net Deferred tax asset	$ 3,355	$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on limitations related to the utilization of certain tax attribute carryforwards, Management recorded a valuation allowance of approximately $804 as these attributes are not more likely than not to be realized prior to their expiration. Based on the level of historical taxable income and projections for future taxable income over the periods in which the remaining deferred tax assets are deductible, Management believes it is more likely than not that these deferred tax assets will be realized.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 14 – INCOME TAXES (continued)

As of December 31, 2012, we have gross federal net operating loss carry forwards of $12,452 which expire over various periods from 2023 through 2030.

Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the estimated useful lives and methods used to compute depreciation. The following table sets forth certain per share information regarding the Company's common and preferred share distributions for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Preferred Shares - 8% Series A			
Ordinary income	100.00%	100.00%	0.00%
Return of Capital	0.00%	0.00%	100.00%
Capital Gain Distribution	0.00%	0.00%	0.00%
Preferred Shares - 8% Series B			
Ordinary income	100.00%	100.00%	N/A
Return of Capital	0.00%	0.00%	N/A
Capital Gain Distribution	0.00%	0.00%	N/A
Common Shares - Class A			
Ordinary income	1.28%	73.30%	0.00%
Return of Capital	98.72%	26.70%	100.00%
Capital Gain Distribution	0.00%	0.00%	0.00%

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 15 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Year Ended December 31, 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 65,643	$ 97,051	$ 97,478	$ 99,354
Total Expenses	76,948	86,953	89,969	95,668
(Loss) Income from Unconsolidated Joint Ventures	(730)	190	(1,431)	(153)
(Loss) Income from Continuing Operations	(12,035)	10,288	6,078	3,533
Income Tax Benefit	-	-	-	3,355
Income (Loss) from Discontinued Operations (including Gain on Disposition of Hotel Properties)	4,121	7,101	(184)	(39)
Net (Loss) Income	(7,914)	17,389	5,894	6,849
(Loss) Income Allocated to Noncontrolling Interests in Continuing Operations	(741)	796	(279)	66
Preferred Distributions	3,500	3,500	3,500	3,500
Net (Loss) Income applicable to Common Shareholders	$ (10,673)	$ 13,093	$ 2,673	$ 3,283
Basic and diluted earnings per share:				
(Loss) Income from continuing operations applicable to common shareholders	$ (0.09)	$ 0.03	$ 0.01	$ 0.02
Discontinued Operations	0.03	0.04	0.00	(0.00)
Net (Loss) Income applicable to Common Shareholders	$ (0.06)	$ 0.07	$ 0.01	$ 0.02
Weighted Average Common Shares Outstanding				
Basic	170,427,428	186,264,437	196,360,325	196,411,729
Diluted	170,427,428	189,011,990	199,392,955	199,593,648

	Year Ended December 31, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 50,392	$ 78,934	$ 80,940	$ 76,484
Total Expenses	61,942	72,853	74,066	77,930
(Loss) Income from Unconsolidated Joint Ventures	(981)	2,559	(1,570)	1,282
(Loss) Income from Continuing Operations	(12,531)	8,640	5,304	(164)
(Loss) Income from Discontinued Operations (including Gain on Disposition of Hotel Properties)	(1,887)	708	(27,808)	770
Net (Loss) Income	(14,418)	9,348	(22,504)	606
(Loss) Income Allocated to Noncontrolling Interests in Continuing Operations	(1,077)	459	(1,001)	(115)
Preferred Distributions	1,200	2,299	3,500	3,500
Net (Loss) Income applicable to Common Shareholders	$ (14,541)	$ 6,590	$ (25,003)	$ (2,779)
Basic and diluted earnings per share:				
(Loss) Income from continuing operations applicable to common shareholders	$ (0.08)	$ 0.03	$ 0.01	$ (0.02)
Discontinued Operations	(0.01)	0.01	(0.16)	0.00
Net Loss (Income) applicable to Common Shareholders	$ (0.09)	$ 0.04	$ (0.15)	$ (0.02)
Weighted Average Common Shares Outstanding				
Basic	168,334,982	168,672,936	168,985,193	169,010,448
Diluted	168,334,982	173,687,233	172,266,298	169,010,448

In the second quarter of 2012, we recorded an adjustment impacting gain on disposition of hotel properties that increased net income by $1,950. This adjustment was made after completing an analysis that determined a liability for deferred land rent payable was not properly written off when a hotel property was sold during the first quarter of 2012. After evaluating the quantitative and qualitative effects of this adjustment, we have concluded that the impact on the Company's first quarter and second quarter consolidated financial statements was not material.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2012
[IN THOUSANDS]

		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carrried at Close of Period			Accumulated Depreciation	Net Book Value Land	
Description	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Buildings & Improvements*	Buildings & Improvements	Date of Acquisition
Holiday Inn Exp, Hershey, PA	$ -	$ 426	$ 2,645	$ 410	$ 4,071	$ 836	$ 6,716	$ 7,552	$ (2,820)	$ 4,732	10/01/97
Holiday Inn Express, Harrisburg, PA	-	213	1,934	81	1,383	294	3,317	3,611	(1,089)	2,522	03/06/98
Hampton Inn, Hershey, PA	-	807	5,714	4	1,250	811	6,964	7,775	(2,713)	5,062	01/01/00
Residence Inn, Framingham, MA	-	1,325	12,737	-	1,069	1,325	13,806	15,131	(3,419)	11,712	03/26/04
Hampton Inn, New York, NY	(24,237)	5,472	23,280	-	1,376	5,472	24,656	30,128	(5,149)	24,979	04/01/05
Residence Inn, Greenbelt, MD	(10,843)	2,615	14,815	-	1,947	2,615	16,762	19,377	(3,690)	15,687	07/16/04
Holiday Inn Exp, Langhorne, PA	(6,021)	1,088	6,573	-	302	1,088	6,875	7,963	(1,364)	6,599	05/26/05
Holiday Inn Exp, King of Prussia, PA	(11,904)	2,557	13,339	-	1,686	2,557	15,025	17,582	(3,015)	14,567	05/23/05
Courtyard, Wilmington, DE	(11,702)	988	10,295	-	1,484	988	11,779	12,767	(2,653)	10,114	06/17/05
Inn at, Wilmington, DE	-	898	4,515	-	800	898	5,315	6,213	(1,437)	4,776	06/17/05
Courtyard, Brookline, MA	(37,645)	-	47,414	-	1,416	-	48,830	48,830	(9,660)	39,170	06/15/05
Courtyard, Langhorne, PA	(14,172)	3,064	16,068	-	940	3,064	17,008	20,072	(3,232)	16,840	01/03/06
Residence Inn, Tyson's Corner, VA	(8,070)	4,283	14,475	-	1,770	4,283	16,245	20,528	(2,885)	17,643	02/02/06
Hilton Garden Inn, JFK Airport, NY	(20,307)	-	25,018	-	1,582	-	26,600	26,600	(4,859)	21,741	02/16/06
Hawthorne Suites, Franklin, MA	(7,864)	1,872	8,968	-	351	1,872	9,319	11,191	(1,659)	9,532	04/25/06
Holiday Inn Exp, Cambridge, MA	-	1,956	9,793	-	2,321	1,956	12,114	14,070	(2,365)	11,705	05/03/06
Residence Inn, Norwood, MA	-	1,970	11,761	-	704	1,970	12,465	14,435	(1,953)	12,482	07/27/06
Hampton Inn, Brookhaven, NY	(13,299)	3,130	17,345	1	956	3,131	18,301	21,432	(3,318)	18,114	09/06/06
Holiday Inn Exp, Hauppauge, NY	(9,088)	2,737	14,080	-	961	2,737	15,041	17,778	(2,783)	14,995	09/01/06
Residence Inn, Langhorne, PA	-	1,463	12,094	95	923	1,558	13,017	14,575	(1,941)	12,634	01/08/07
Hampton Inn, Chelsea, NY	(34,681)	8,905	33,500	-	1,835	8,905	35,335	44,240	(6,039)	38,201	09/29/06
Hyatt House, Bridgewater, NJ	(14,492)	3,373	19,685	-	2,246	3,373	21,931	25,304	(3,333)	21,971	12/28/06
Hyatt House, Gaithersburg, MD	(13,720)	2,912	16,001	-	2,560	2,912	18,561	21,473	(2,938)	18,535	12/28/06
Hyatt House, Pleasant Hills, CA	(20,160)	6,216	17,229	-	212	6,216	17,441	23,657	(2,639)	21,018	12/28/06
Hyatt House, Pleasanton, CA	(14,490)	3,941	12,560	-	2,549	3,941	15,109	19,050	(2,301)	16,749	12/28/06
Hyatt House, Scottsdale, AZ	(16,778)	3,060	19,968	-	3,256	3,060	23,224	26,284	(3,651)	22,633	12/28/06
Hyatt House, White Plains, NY	(33,030)	8,823	30,273	-	2,520	8,823	32,793	41,616	(5,276)	36,340	12/28/06
Holiday Inn Exp & Suites, Chester, NY	(6,463)	1,500	6,671	-	122	1,500	6,793	8,293	(1,025)	7,268	01/25/07
Residence Inn, Carlisle, PA	-	1,015	7,511	-	256	1,015	7,767	8,782	(1,148)	7,634	01/10/07
Hampton Inn, Seaport, NY	(18,313)	7,816	19,040	-	447	7,816	19,487	27,303	(2,919)	24,384	02/01/07
Hotel 373-5th Ave, New York, NY	(19,000)	14,239	16,778	-	100	14,239	16,878	31,117	(2,384)	28,733	06/01/07
Sheraton Hotel, JFK Airport, NY	-	-	27,315	-	548	-	27,863	27,863	(3,255)	24,608	06/13/08
Hampton Inn, Philadelphia, PA	-	3,490	24,382	-	5,886	3,490	30,268	33,758	(8,273)	25,485	02/15/06
Duane Street, Tribeca, NY	(14,748)	8,213	12,869	-	865	8,213	13,734	21,947	(1,937)	20,010	01/04/08
NU Hotel, Brooklyn, NY	-	-	22,042	-	519	-	22,561	22,561	(2,578)	19,983	01/14/08

(1) Costs capitalized subsequent to acquisition include reductions of asset value due to impairment.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2012
[IN THOUSANDS] (continued)

		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carrried at Close of Period					
Description	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Accumulated Depreciation Buildings & Improvements*	Net Book Value Land Buildings & Improvements	Date of Acquisition
Towneplace Suites, Harrisburg, PA	$ -	$ 1,237	$ 10,136	$ -	$ 56	$ 1,237	$ 10,192	$ 11,429	$ (1,191)	$ 10,238	05/08/08
Holiday Inn Express, Camp Springs, MD	-	1,629	11,094	-	438	1,629	11,532	13,161	(1,422)	11,739	06/26/08
Hampton Inn, Smithfield, RI	-	2,057	9,486	-	86	2,057	9,572	11,629	(1,059)	10,570	08/01/08
Hilton Garden Inn, Tribeca, NY	(31,571)	21,077	42,955	-	161	21,077	43,116	64,193	(3,983)	60,210	05/01/09
Hampton Inn, West Haven, CT	-	1,053	10,751	-	84	1,053	10,835	11,888	(866)	11,022	11/04/09
Hampton Inn, Times Square, NY	-	10,691	41,637	-	41	10,691	41,678	52,369	(3,013)	49,356	02/09/10
Holiday Inn Express, Times Square, NY	(39,480)	11,075	43,113	-	41	11,075	43,154	54,229	(3,120)	51,109	02/09/10
Candlewood Suites, Times Square, NY	-	10,281	36,687	-	23	10,281	36,710	46,991	(2,650)	44,341	02/09/10
Hyatt Place, KOP, PA	-	1,133	7,267	-	3,908	1,133	11,175	12,308	(3,148)	9,160	08/17/10
Holiday Inn Express, Wall Street, NY	-	12,152	21,100	-	167	12,152	21,267	33,419	(1,407)	32,012	05/09/10
Hampton Inn, Washington, DC	-	9,335	58,048	-	801	9,335	58,849	68,184	(3,454)	64,730	09/01/10
Courtyard, Alexandria, VA	(24,086)	6,376	26,089	-	2,420	6,376	28,509	34,885	(4,702)	30,183	09/29/06
Sheraton, Wilmington South, DE	-	1,765	16,929	-	1,045	1,765	17,974	19,739	(974)	18,765	12/21/10
Holiday Inn, Water Street, NY	-	7,341	28,591	-	(1,108)	7,341	27,483	34,824	(1,265)	33,559	03/25/11
Capital Hill Suites Washington, DC	(27,500)	8,095	35,141	-	2,411	8,095	37,552	45,647	(1,694)	43,953	04/15/11
Courtyard, LA Westside, CA	(30,000)	13,489	27,025	-	192	13,489	27,217	40,706	(1,108)	39,598	05/19/11
Courtyard, Miami, FL	(50,000)	35,699	55,805	-	36	35,699	55,841	91,540	(1,570)	89,970	11/16/11
The Rittenhouse Hotel, PA	-	7,108	29,556	-	712	7,108	30,268	37,376	(922)	36,454	03/01/12
Bulfinch, Boston, MA	-	1,456	14,954	-	140	1,456	15,094	16,550	(248)	16,302	05/07/12
Holiday Inn Express, Manhattan, NY	(54,252)	30,329	57,016	-	92	30,329	57,108	87,437	(762)	86,675	06/18/12
Courtyard, Ewing, NJ	-	950	9,835	-	4	950	9,839	10,789	(95)	10,694	08/13/12
Total Investment in Real Estate	$ (637,916)	$ 304,695	$ 1,151,902	$ 591	$ 62,963	$ 305,286	$ 1,214,865	$ 1,520,151	$ (150,353)	$ 1,369,798	
Assets Held For Sale											
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Total Assets Held For Sale	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Total Real Estate	$ (637,916)	$ 304,695	$ 1,151,902	$ 591	$ 62,963	$ 305,286	$ 1,214,865	$ 1,520,151	$ (150,353)	$ 1,369,798	

(1) Costs capitalized subsequent to acquisition include reductions of asset value due to impairment.

* Assets are depreciated over a 7 to 40 year life, upon which the latest income statement is computed

The aggregate cost of land, buildings and improvements for Federal income tax purposes for the years ended December 31, 2012, 2011 and 2010 is approximately $1,278,318, $1,362,064, and $1,183,694 respectively.

Depreciation is computed for buildings and improvements using a useful life for these assets of 7 to 40 years.

See Accompanying Report of Independent Registered Public Accounting Firm

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2012
[IN THOUSANDS] (continued)

	2012	2011	2010
Reconciliation of Real Estate			
Balance at beginning of year	$ 1,481,433	$ 1,291,213	$ 997,212
Additions during the year	167,916	248,358	297,450
Dispositions/Deconsolidation of consolidated joint venture during the year	(127,992)	(29,216)	(3,449)
Changes/Impairments	(1,206)	(141,633)	-
Investment in Real Estate	1,520,151	1,368,722	1,291,213
Assets Held for Sale, net of impairment	-	112,711	-
Total Real Estate	$ 1,520,151	$ 1,481,433	$ 1,291,213
Reconciliation of Accumulated Depreciation			
Balance at beginning of year	$ 139,057	$ 112,161	$ 83,556
Depreciation for year	35,597	28,229	29,654
Accumulated depreciation on assets sold	(24,301)	(1,333)	(1,049)
Balance at the end of year	$ 150,353	$ 139,057	$ 112,161

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A control system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined within Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria contained in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission as of December 31, 2012. Based on that evaluation, management has concluded that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Hersha Hospitality Trust:

We have audited Hersha Hospitality Trust and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hersha Hospitality Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hersha Hospitality Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hersha Hospitality Trust and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 22, 2013

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


HERSHA

Hersha's Board of Trustees

Hersha's Management Team

Jay H. Shah
Chief Executive Officer

Neil H. Shah
President and Chief Operating Officer

Ashish R. Parikh
Chief Financial Officer

Michael R. Gillespie
Chief Accounting Officer

David L. Desfor
Treasurer and Corporate Secretary

William J. Walsh
Senior Vice President of Asset Management

Robert C. Hazard III
Senior Vice President of Acquisitions and Development

Bennett Thomas
Vice President of Finance and Sustainability



WWW.HERSHA.COM

Corporate Headquarters

44 Hersha Drive
Harrisburg, PA 17102
Telephone: (717) 236-4400
Facsimile: (717) 774-7383

Philadelphia Executive Offices

Penn Mutual Towers
510 Walnut Street, 9th Floor
Philadelphia, PA 19106
Telephone: (215) 238-1046
Facsimile: (215) 238-0157

Independent Auditors

KPMG LLP
Certified Public Accountants
1601 Market Street
Philadelphia, PA 19103
Telephone: (267) 256-7000

Registrar & Stock Transfer Agent

American Stock Transfer & Trust Company
10150 Mallard Creek Drive, Suite 307
Charlotte, NC 28262
Telephone: (800) 829-8432

Legal Counsel

Hunton & Williams
Riverfront Plaza
951 East Byrd Street
Richmond, Virginia 23219
Telephone: (804) 788-8200

Common Stock Information

The Common Stock of Hersha Hospitality Trust is traded on the New York Stock Exchange under the Symbol "HT"


HERSHA

WWW.HERSHA.COM




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